UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 001-40447

NEXTPLAT CORP

(Exact name of registrant as specified in its charter)

Nevada	65-0783722
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

3250 Mary St., Suite 410, Coconut Grove, FL	33133
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (305) 560-5381

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, par value $0.0001

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of the last business day of the registrants most recently completed second fiscal quarter (June 30, 2024), was approximately $19.4 million (based on a closing sale price of $1.08 per share as reported on the NASDAQ Stock Market).

The number of outstanding shares of the registrant’s common stock, par value $0.0001 per share, as of March 17, 2025, was 25,963,051.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant’s definitive proxy statement for its 2025 Annual Meeting of Shareholders to be filed with the SEC no later than 120 days after the end of the registrant’s fiscal year are incorporated by reference in Part III of this Annual Report on Form 10-K.

NEXTPLAT CORP

ANNUAL REPORT ON FORM 10-K

Fiscal Year Ended December 31, 2024

PART I

Cautionary Statement Regarding Forward-Looking Statements

Portions of this Annual Report on Form 10-K (including information incorporated by reference) include “forward-looking statements” based on our current beliefs, expectations, and projections regarding our business strategies, market potential, future financial performance, industry, and other matters. This includes, in particular, “Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this Annual Report on Form 10-K, as well as other portions of this Annual Report on Form 10-K. The words “believe,” “expect,” “anticipate,” “project,” “could,” “would,” and similar expressions, among others, generally identify “forward-looking statements,” which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are subject to risks, uncertainties, and other factors that could cause our actual results to differ materially from those projected, anticipated, or implied in the forward-looking statements. The most significant of these risks, uncertainties, and other factors are described in “Item 1A — Risk Factors” of this Annual Report on Form 10-K. Except to the limited extent required by applicable law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

ITEM 1. BUSINESS

NextPlat Corp (“NextPlat” or “the Company” or “we” or “our”) is a global e-commerce and healthcare company. Our e-commerce venues form an effective global network serving thousands of consumers, enterprises, and governments. Our healthcare business is focused on improving the lives of patients with complex chronic diseases through a patient and provider engagement and their partnerships with payors, pharmaceutical manufacturers, and distributors, offering a broad range of solutions to address the dispensing, delivery, dosing, and reimbursement of clinically intensive, high-cost drugs.

Segments

We operate in two segments: e-Commerce Operations and Healthcare Operations.

e-Commerce Operations

Leveraging the e-commerce experience of our management team and our existing e-commerce platforms, the Company has embarked upon the rollout of a state-of-the-art e-Commerce platform to collaborate with businesses to optimize their ability to sell their goods online, domestically, and internationally, and enabling customers and partners to optimize their e-Commerce presence and revenue, which we expect will become a key component of the Company’s e-Commerce operations in the future. Historically, the business of NextPlat has been the provision of a comprehensive array of Satellite Industry communication services, and related equipment sales. As detailed in Online Storefronts and e-Commerce Platforms below, the Company operates two main e-Commerce websites as well as 25 third-party e-Commerce storefronts on platforms such as Alibaba, Amazon, OnBuy, and Walmart. These e-Commerce venues form an effective global network serving thousands of consumers, enterprises, and governments. We are actively pursuing distribution, marketing and license arrangements, and joint ventures with companies that could distribute their products through our e-Commerce platform. We may also seek to joint venture with or purchase part or all of businesses that manufacture or distribute products, particularly those that we believe we could market through our e-Commerce platform, as well as businesses that could enhance our e-Commerce platform.

Communications Products and Services

Through our legacy Global Telesat Communications Ltd (“GTC”) and Orbital Satcom Corp (“Orbital Satcom”) business units, we provide Mobile Satellite Services (“MSS”) solutions to fulfill the growing global demand for satellite-enabled voice, data, personnel and asset tracking, Machine-to-Machine (“M2M”) and Internet of Things (“IoT”) connectivity services. We provide these solutions for businesses, governments, military, humanitarian organizations, and individual users, enabling them to communicate, connect to the internet, track and monitor remote assets and lone workers, or request SOS assistance via satellite from almost anywhere in the world, even in the most remote and hostile of environments.

We provide voice, data communications, IoT and M2M services via Geostationary and Low Earth Orbit (“LEO”) satellite constellations and offer reliable connectivity in areas where terrestrial wireless or wireline networks do not exist or are limited, including remote land areas, open ocean, airways, the polar regions and regions where terrestrial networks are not operational, for example due to political conflicts and natural or man-made disasters.

We have expertise and long-term experience in providing tracking and monitoring services via satellite, specifically through the Globalstar Low Earth Orbit satellite network. We own unique network infrastructure devices, known as appliqués, which are in various Globalstar ground stations around the world and provide the signal receipt and processing technology that enables and powers the Globalstar simplex data service. Our ownership of these appliqués provides us with competitive access to the global simplex data service which addresses the market demand for a small and cost-effective solution for sending data, such as geographic coordinates, from assets or individuals in remote locations to a central monitoring station and is used in numerous applications such as tracking vehicles, asset shipments, livestock, and monitoring unattended remote assets. In addition, we also provide tracking and monitoring solutions using Automatic Identification System (AIS), 2G-5G, Push-to-Talk and two-way radio technology.

We generate revenue from both the provision of services and the sale of equipment. Higher margin recurring service revenue from the sale of monthly, annual, and prepaid airtime or messaging plans has historically represented an increasing proportion of our revenue, and we expect that trend to continue as we introduce new products requiring associated airtime or messaging plans.

We provide our products and services directly to end users and reseller networks located both in the United States and internationally through our subsidiaries: U.K. based GTC; U.S. based Orbital Satcom and Outfitter Satellite, Inc. (“Outfitter”). We have a physical presence in the United States and the United Kingdom, as well as an e-Commerce storefront presence in 18 countries across five continents. We have a diverse geographical customer base having provided solutions for more than 60,000 customers located in more than 165 countries across most every continent in the world.

MSS Products

Our MSS products rely on satellite networks for voice, data and tracking connectivity and thus are not reliant on cell towers or other local infrastructure. As a result, our MSS solutions are suitable for recreational travelers and adventurers, government and military users, and corporations and individuals wishing to communicate or connect to the internet from remote locations, or in the event of an emergency such as a power outage, following a hurricane or other natural disaster during which regular cell phone, telephone and internet service may not be available.

Our satellite communications products enable users to make voice calls, send and receive text messages and emails, and transmit GPS location coordinates from virtually anywhere on the planet, no matter how remote the location and regardless of the availability of local communication infrastructure. Our range of satellite data products allows users around the world to connect to the internet, stream live video, and communicate via voice and data applications.

We are a provider of GPS enabled emergency locator distress beacons that can save lives, on land and at sea. Our distress beacons enable essential communication between our customers and search and rescue organizations during emergency situations and pinpoint locational information to Search and Rescue services, essential during an emergency.

We provide a wide range of satellite tracking devices used to monitor the location, movements, and history of almost anything that moves. We specialize in offering satellite tracking services through the Globalstar satellite network and have supplied tens of thousands of tracking devices which are used around the world to locate lone workers, track shipping containers, livestock, vehicles, and vessels along with many other types of assets.

Mapping and Tracking Portal

Our advanced subscription-based mapping and tracking portal, GTCTrack, is available for use by registered customers who pay a monthly fee to access it. This mapping portal provides a universal and hardware-agnostic, cloud-based data visualization and management platform that allows managers to track, command, and control assets in near-real-time. Asset location reports including position, speed, altitude, heading and past location and movement history reports for a wide range of tracking devices and other products sold by us are available through GTCTrack.

Online Storefronts and e-Commerce Platforms

We operate two e-Commerce websites offering a range of MSS products and solutions through our subsidiaries, Orbital Satcom, which targets customers in North and South America, and GTC which targets customers in the UK, EU, Middle East, Asia and the rest of the world. These websites produce sales and attract enquiries from customers and potential customers from all around the world. Over the long term, we plan to develop additional country-specific websites to target customers in South America, Asia, and Europe where we anticipate there will be substantial further demand for our products.

In addition to our two main e-Commerce websites, we make portable satellite voice, data and tracking solutions easier to find and buy online through our various third-party e-Commerce storefronts such as Alibaba, Amazon, OnBuy and Walmart. We currently operate 25 storefronts across various countries on 5 continents. We have invested in personnel to translate our listings correctly in the different countries we are represented in and intend to regularly improve and increase our listings on all e-Commerce sites. We currently have more than 10,000 product listings on all third-party sites and invest significantly in inventory to hold at Amazon’s various fulfillment centers around the world to ensure that orders are shipped to customers as quickly as possible. The products include handheld satellite phones, personal and asset tracking devices, portable high-speed broadband terminals, and satellite Wi-Fi hotspots. Our Amazon online marketplaces represented approximately 32.8% and 51.6% of total sales for the years ended December 31, 2024, and 2023, respectively, and we anticipate that these marketplaces will continue to represent a significant portion of our sales for the foreseeable future. Our e-Commerce storefronts enable us to attract a significantly diversified level of sales from all over the world, ensuring we are not overly reliant on any single market or sector for our sales revenue. Furthermore, many products we sell require subscription-based services which allow us to increase our recurring revenue from airtime sales.

Industry and Market of our e-Commerce Operations Business

We compete in the mobile satellite products and services sector of the global communications industry. The products and airtime that we sell are intended to meet users’ needs for connectivity in all locations where existing terrestrial wireline and wireless communications networks do not exist, do not provide sufficient coverage, or are impaired. Government organizations, including military and intelligence agencies and disaster response agencies, non-governmental organizations and industrial operations and support teams depend on mobile voice and data satellite communications products and services on a regular basis. Businesses with global operations require reliable communications services when operating in remote locations around the world. Mobile satellite services users span many sectors, including emergency services, maritime, aviation, government, utilities, oil and gas, mining, recreation, forestry, heavy equipment, construction, and transportation, among others. We believe many of our customers view satellite communications products and services as critical to their daily operations.

We believe there is a fast growing, multi-billion-dollar global market for a small and cost-effective solution for receiving and processing mobile voice and data communications from remote locations used in applications such as tracking vehicles or asset shipments, monitoring unattended remote assets or mobile security. Over the past two decades, the global mobile satellite services market has experienced significant growth. Increasingly, better-tailored, improved-technology products and services are creating new channels of demand for mobile satellite services. Growth in demand for mobile satellite voice services is driven by the declining cost of these services, the diminishing size and lower costs of the devices, as well as heightened demand by governments, businesses and individuals for ubiquitous global voice and data coverage. We believe our solutions are ideally suited for industries such as maritime, aviation, government/military, emergency/humanitarian services, mining, forestry, oil and gas, heavy equipment, transportation and utilities, as well as recreational users. We do not tailor our products and services to different types of customers as in our experience military, non-profit, government and recreational users tend to purchase the same types of products and services.

Competition to our e-Commerce Operations Business

The global satellite communications industry is highly competitive. In certain regions, such as North America, we currently face substantial competition from other service providers that offer a range of mobile and fixed communications options. In other regions, such as the UK and EU, we have a strong presence and are one of the leading providers of satellite communicators, emergency locator beacons and satellite tracking devices. We compete primarily on the basis of coverage, quality, portability, pricing and in the case of our e-commerce storefronts, availability of services and products.

The competitors for our satellite telecommunications services and products are other resellers of leading satellite networks such as Iridium, Inmarsat, Thuraya, Globalstar, and Starlink, some of which are also our suppliers. We expect the competition for our satellite telecommunications services and our satellite tracking and monitoring services to increase significantly as market demand accelerates.

We believe that we are well positioned to compete for the satellite telecommunications services business largely on a cost basis and our global e-commerce presence, which makes products more accessible to buy as compared to more traditional methods of purchasing e.g., bricks and mortar storefronts.

Our Competitive Strengths

We believe that the following strengths contribute to our success:

●	Our global presence enables us to compete in various markets around the world, with our multi-lingual personnel allowing us to respond to global customer inquiries with 24/7/365 customer support.
●	Our significant expertise in global e-commerce sales allows us to maintain a competitive advantage over traditional methods of purchase through “brick and mortar” stores.
●	Our significant levels of inventory stored in fulfillment centers around the world enable us to quickly secure customer orders against competitors who may not hold available inventory.
●	Economies of scale of a leading provider of MSS product allows us to offer competitive prices for our products.
●	Long-term contracts and experience with Globalstar allow us to compete competitively on satellite tracking opportunities.
●

A diverse customer base with no single customer representing more than 3.0% of our annual gross e-Commerce sales revenue, and no single country representing more than 33% of our gross annual sales revenue as of December 31, 2024. This diversification reasonably permits the Company not to rely on any single customer, or group of customers, on any single product line, or any specific geographic area. Our Amazon sales represent the majority of our sales effort in the last 24 months.

Our e-Commerce Business Strategy

We intend to achieve our mission and further grow our business by pursuing the following strategies:

●	Increased product offerings - we are constantly increasing our product lines and offerings and will continue to do so in the future.
●	Marketplace expansion – We intend to open new global e-commerce storefronts around the world to develop sales in new markets.
●

Government sourced revenue - We intend to target US government/GSA sales which have not historically represented a significant part of our sales revenue. We will also recruit experienced government sales professionals to assist with this plan. We plan to become an approved seller on the US Government’s GSA Schedule, which gives federal, and in some cases state and local buyers, access to a great number of commercial products and services at negotiated ceiling prices. Schedule purchases represent approximately 21% of overall federal procurement spending.

●

Product innovation - We will continue to launch our own innovative branded products, such as our SolarTrack solar powered satellite tracking device, to differentiate us and gain a competitive edge over other MSS suppliers.

●	Future acquisitions - We will seek suitable acquisition opportunities to further increase our scale, expand sales and access new markets and sectors.
●	E-Commerce Platforms - Expanding beyond our current global network of online storefronts serving thousands of consumers, enterprises, and governments.

Healthcare Operations

Our healthcare operations offer personalized healthcare services and technology that provide prescription pharmaceuticals and risk and data management services to healthcare organizations and providers. Pharmco provides prescription pharmaceuticals, compounded medications, anti-retroviral medications, medication therapy management, the supply of prescription medications to long-term care facilities, contracted pharmacy services for 340B covered entities under the 340B Drug Discount Pricing Program, and health practice risk management. In addition to these services, we also offer certain disease testing and vaccinations through Pharmco, LLC doing business as Pharmcorx (“Pharmco 901”) and Pharmcorx LTC, Touchpoint RX, LLC doing business as PharmcoRx 1002, LLC (“Pharmco 1002”), Family Physicians RX, Inc. doing business as PharmcoRx 1103 and PharmcoRx 1204 (“FPRX” historically or “Pharmco 1103” and “Pharmco 1204”) (pharmacy subsidiaries collectively referred to as “Pharmco”).

We offer services in a variety of languages, including English, Spanish, French, Creole, Portuguese, Ukrainian and Russian.

Our services are designed to provide satisfaction across all medication stakeholders and enhance loyalty and key performance metrics. We offer value-added services at no additional charge including prior authorization assistance, same-day home-medication delivery, on site provider consultation services, primary care reporting and analytics, and customized packaging solutions. The pharmacies accept most major insurance plans and provide access to co-pay assistance programs to income qualified patients, discount and manufacturer coupons, and competitive cash payment options.

Products and Services

We enhance patient adherence to complex drug regimens, collect and report data, and ensure effective dispensing of medications to support the needs of patients, providers, and payors. Our patient and provider support services ensure appropriate drug initiation, facilitate patient compliance and adherence, and capture important information regarding safety and effectiveness of the medications that we dispense.

Pharmco is rated by pharmacy benefit managers (“PBMs”) based on its ability to adequately supply chronic care medications to patients during a measurement period. This score is then compared to the scores of other pharmacies in the network at which point a relative rating is issued. For the year ended December 31, 2024, per EQuIPP®, a performance information management tool that provides standardized, benchmarked data to help shape strategies and guide medication-related performance improvement, our performance score was Five Stars, ranking our pharmacy among the top pharmacies in the U.S. Primary care physicians may refer patients to pharmacies that have high performance scores, though patients retain the right to have their prescriptions dispensed by a network of pharmacies of their choice.

Through our wholly owned subsidiary, ClearMetrX, we offer data management and reporting services to support health care organizations. There are substantial restrictions in federal and state laws on the use and sharing of patient data and ClearMetrX is in compliance with such laws. ClearMetrX offerings include data management and Third-Party Administration (“TPA”) services for 340B covered entities, pharmacy data analytics, and programs to manage HEDIS Quality Measures including Medication Adherence. These offerings cater to the glaring need for frontline providers to understand best practices, patient behaviors, care management processes, and the financial mechanisms behind these decisions. We provide data access and actionable insights that providers and support organizations can use to improve their practice and patient care.

Pharmco also provides contracted pharmacy services for 340B covered entities under the 340B Drug Discount Pricing Program. Under the terms of these agreements, we act as a pass through for third-party payor reimbursements on prescription claims adjudicated on behalf of each 340B covered entity and receive a dispensing fee per prescription. These dispensing fees vary by the 340B covered entity and the level of service provided by us.

For our long-term care (“LTC”) facilities, Pharmco provides purchasing, special packaging, and dispensing of both prescription and non-prescription pharmaceutical products. Pharmco utilizes a unit-of-dose packaging system as opposed to the traditional vials as this method of distribution is the industry best practice standard. Pharmco is equipped for various types of unit-of-dose packaging options to meet the needs of LTC patients and retail customers. Pharmco uses the same robotic packaging systems currently used by chain, mail order, and large-scale pharmacies. Pharmco also provides computerized maintenance of patient prescription histories, third-party billing and consultant pharmacist services. Pharmco’s consultant pharmacist services consist primarily of evaluation of monthly patient drug therapy and monitoring the LTC institution’s drug distribution system.

Medication therapy management (“MTM”) involves review and adjustment of prescribed drug therapies to improve patient health outcomes for patients with multiple prescriptions. This process includes several activities such as performing patient assessments, creating medication treatment plans, monitoring the effectiveness of and adherence to prescribed therapies, and delivering documentation of these services to the patient’s physician to coordinate comprehensive care.

Distribution Methods

We currently deliver prescriptions throughout Florida and can ship medications to residents in those states where we hold non-resident pharmacy licenses. We currently hold Florida Community Pharmacy Permits at all Florida pharmacy locations and our Pharmco 901 location is licensed as a non-resident pharmacy in the following states: Arizona, Colorado, Connecticut, Georgia, Illinois, Minnesota, Nevada, New Jersey, New York, Pennsylvania, Texas, and Utah.

Pharmco subsidiaries are full-service retail and specialty services pharmacies that offer same-day and next-day free delivery within Florida.

Industry and Market of our Healthcare Operations Business

Pharmacy Operations

The retail pharmacy and pharmaceutical wholesale industries are highly competitive and dynamic and have experienced consolidation and an evolving competitive landscape in recent years. Prescription drugs play a significant role in healthcare, constituting a first line of treatment for many medical conditions. New and innovative drugs will improve quality of life and control healthcare costs. In light of accelerating usage of mail order and delivery-based services, both before and after the global COVID-19 pandemic, we believe the market for personalized and convenient care access is increasing. We have provided same-day and next-day home delivery services since the beginning of our operations. We are well positioned in Florida to gain additional market share among a broad demographic of patients due to our high-performance scores and value-added services. Additionally, we value opportunities that create strategic partnerships, acquire synergistic operations and expand current operations to round out pharmacy capabilities which could potentially include, but are not limited to, specialty medications, sterile compounding, and mail-order.

Data Management Services

The latest trend in healthcare is to use data to improve patient outcomes and quality of life – a practice known as “Applied Health Analytics”. “Data analytics” refers to the practice of aggregating large data sets and analyzing them to draw important insights and recommendations. This process is increasingly aided by new software and technology that facilitates the examination of large volumes of data to detect hidden information.

A key objective within organizations with access to large data collections is to harness the most relevant data and use it to optimize decision making. ClearMetrX developed the 340MetrX platform that retrieves dispensing pharmacy data to provide physicians and 340B covered entities with valuable and insightful reports and analytics to manage their operations.

We also serve the following key constituents, to benefit our patients:

Physicians and Health Systems: Our team works with physician offices to manage prior-authorization and other requirements of managed care organization requirements, such as denial and appeal process, to ensure that complicated administrative tasks do not impair the delivery of quality patient care. We provide risk evaluation services, implement risk mitigation strategies, and collect patient adherence data to provide physicians and health systems with enhanced visibility. Our tools and processes improve physician performance metrics which in turn results in enhanced profitability of the physicians’ practices.

Payors: We manage prescription regimens for chronically ill populations and help payors, including health insurance plans and PBMs, reduce costs through patient care management, reduction in readmission rates, decreased acute care spending for chronic care conditions, formulary compliance, and implementation of lowest cost-effective alternative therapies.

Virtual Healthcare Services and Healthcare Technologies

Virtual healthcare services, such as Telehealth, are a growing segment of the healthcare sector. It involves remotely exchanging patient data between locations for the purposes of obtaining assistance in monitoring and diagnosing. Telehealth allows the healthcare practitioner to easily offer their services on consultation, care management, diagnosis, and self-management services using information and communication technologies. These services are being offered through various modes of delivery, such as on-premises, web-based, and cloud-based delivery. A growing population over the age of 65, the increase in the number of chronic diseases, and a rise in demand for home monitoring devices are the major drivers which are likely to aid the growth of the telehealth market.

In the current environment, healthcare information is increasingly fragmented with numerous electronic healthcare record platforms, virtual care systems, pharmacy software, and data silos and transmitters which lack fundamental integration. Healthcare stakeholders are often at odds about proper care techniques and this lack of alignment increases burdens on providers and patients alike and is associated with decreasing satisfaction with healthcare services and negative health outcomes.

Our Healthcare Business Strategy

We plan to grow our healthcare operations business by executing on the following key growth strategies:

Data Management Services. We believe that data management for frontline and independent providers, 340B covered entities, and pharmacies will have increasing importance as health systems evolve to become virtual and digitized. Increasing focus on performance, margins, and quality, means that our models and platforms will have strategic value through our roots in day-to-day care management. Data management services will become an increasing driver of growth and development for us with its higher margins and diverse monetization pathways.

Invest in Sales and Marketing. Our pharmacies are based in South Florida and will continue to grow our dispensing operations throughout the state, and there are opportunities to expand geographically throughout the rest of the country. Our data management services and health IT services can be used by customers across the U.S. and we expect to continue to invest in sales and marketing efforts for these services.

Selectively Pursue Growth Through Strategic Acquisitions. We believe the specialty pharmacy industry is highly fragmented and provides numerous opportunities to expand through acquisitions. While we will continue to focus on growing our business organically, we believe we can opportunistically enhance our competitive position through complementary acquisitions in both existing and new markets. We plan to selectively evaluate potential acquisition opportunities in other therapeutic categories, services, and technologies with the goal of preserving our culture, optimizing patient outcomes, enhancing value to other constituents, and building long-term value for our shareholders.

Competition to our Healthcare Operations Business

Our Competitive Strengths

We believe we are well positioned to continue to increase our market share based on the following competitive strengths:

Adding value to all constituents. The value we deliver to all constituents is based upon our thousands of daily patient interactions. We help patients adhere to complicated medication therapies, process refills, manage any side effects, and manage any insurance concerns ensuring that they get the best standard of care. The clinical efficacy of drug therapies, especially for acute and chronic conditions, is typically enhanced when patients precisely follow the prescribed treatment regimens, including dosing and frequency.

Performance. Pharmacies are measured against their peers to improve quality of patient care. We have dedicated staff to track performance metrics, ensuring high comparative adherence rates. Across the population, an average 50% of patients are adherent to prescribed medication protocols. We believe our high adherence rates are due to, among other things, our model of proactive patient engagement, direct communication with and connections to healthcare stakeholders, our patient training and education, patient behavior analysis and medication coaching, compliance packaging, tracking timing of refills, free home delivery, and language support. We also help identify third-party funding support programs to help cover expensive out-of-pocket costs.

Clinically trained operational professionals. Our licensed pharmacists and technicians have been trained on our patient care model and data management tools to conduct a full healthcare evaluation. These healthcare professionals not only dispense medications, but also analyze patients’ needs, behaviors, lifestyles, healthcare services providers, and payor resources to optimize the medication therapies received. Our staff conducts this full healthcare evaluation while also communicating necessary care information to authorized providers and caregivers before medications are dispensed, which differentiates our pharmacy operations from our competitors’ models.

Lean and nimble operational strategy. Healthcare is an industry where best practices are continuously evolving. With increasing emphasis on reducing healthcare costs which puts pressure on gross margins, we have identified new trends and opportunities pivoting to business processes better suited to future environments. Additionally, we have focused on diversifying our revenue streams within the pharmacy industry to identify complementary and associated revenue opportunities to keep the operation one step ahead of market forces.

Diversity and cultural awareness. We represent the fabric of the community from which we originate. Our employees consist of diverse faiths, races, ethnic origins, and sexual orientations. This provides us with the unique ability to speak the language that our patients and providers speak. It has also allowed us to be innovative in our approach to healthcare by leveraging the broad perspectives of our team to challenge our methodologies and be responsive to the unique needs of our patients, clients, and customers.

Competitive Positions and Methods of Competition

We compete with national and independent retail drug stores, supermarkets, convenience stores, mail order prescription providers, discount merchandisers, membership clubs, health clinics, provider dispensaries, and internet pharmacies. Competition is based on several factors including store location and convenience, customer service and satisfaction, product selection and variety, and price. Our primary competitive advantages lie in providing personalized service to the patients and facility operators, selectively adding labor saving and compliance enhancing processes and carrying inventory to provide rapid delivery of all pharmaceutical needs, free home delivery services, and data management and analytics.

In the United States, the provision of healthcare services of any kind is highly competitive. Our ability to recruit qualified personnel, attract new institutional and retail clients, and expand the reach of our pharmacy operations relies on our ability to quickly adapt to changing societal attitudes, market pressure, and government regulation.

We face substantial competition within the pharmaceutical healthcare services industry and in the past year have seen even more consolidation. We expect to see this trend continue in the coming year and it is uncertain what effect, if any, these consolidations will have on us or the industry. The industry includes several large, well-capitalized companies with nationwide operations and capabilities in the specialty services and PBM services arenas, such as CVS Caremark, Express Scripts, Humana, Walgreens, Optum, MedImpact Healthcare Systems and many smaller organizations that typically operate on a local or regional basis. In the Specialty Pharmacy Services segment, we compete with several national and regional specialty pharmacy companies that have substantial financial resources and which also provide products and services to the chronically ill, such as CVS Caremark, Express Scripts, Humana, Optum and Walgreens.

Some of our pharmacy service competitors are under common control with, or are owned by, pharmaceutical wholesalers and distributors or retail pharmacy chains and may be better positioned with respect to the cost-effective distribution of pharmaceuticals. Some of our primary competitors, such as Omnicare and Walgreens, have a substantially larger market share than our existing market share. Moreover, some of our competitors may have secured long-term supply or distribution arrangements for prescription pharmaceuticals necessary to treat certain chronic disease states on price terms substantially more favorable than the terms currently available to us. Because of such advantageous pricing, we may be less price competitive than some of these competitors with respect to certain pharmaceutical products.

Intellectual Property

Our success and ability to compete depends in part on our ability to maintain our trade secrets. All of our employees and consultants are subject to non-disclosure agreements and other contractual provisions to establish and maintain our proprietary rights.

Regulatory Matters

Government contract laws and regulations affect how we will do business with our customers, and in some instances, will impose added costs on our business. A violation of specific laws and regulations could result in the imposition of fines and penalties, and the termination of any contracts, or the inability to bid on future contracts. We intend our Orbital Satcom subsidiary to become qualified as a government contractor. Our products may also be subject to regulation by the National Telecommunications and Information Administration and the Federal Communications Commission that regulate wireless communications.

Government approval is necessary to open any new pharmacy or other health services location.

Effect of Existing or Probable Governmental Regulations

As a participant in the healthcare industry, our operations and relationships are subject to federal and state laws and regulations and enforcement by federal and state governmental agencies. Various federal and state laws and regulations govern the purchase, dispensing or distribution, and management of prescription drugs and related services we provide and may affect us. We believe that we are in substantial compliance with all legal requirements material to our operations.

We conduct ongoing educational programs to inform employees regarding compliance with relevant laws and regulations and maintain a formal reporting procedure to disclose possible violations of these laws and regulations to the Office of Inspector General (“OIG”) of the U.S. Department of Health and Human Services.

Professional Licensure. Pharmacists, pharmacy technicians and certain other health care professionals employed by us are required to be individually licensed or certified under applicable state law. We perform searches in criminal, federal and state exclusion lists, and other background checks on employees and are required under state licensure to ensure that our employees possess all necessary licenses and certifications. We believe that our employees comply in all material respects with applicable licensure laws.

State laws require that each pharmacy location be licensed as an in-state or non-resident pharmacy to dispense pharmaceuticals in that state. State controlled substance laws require registration and compliance with state pharmacy licensure, registration or permit standards promulgated by the state’s pharmacy licensing authority and federal authority, the U.S. Drug Enforcement Agency (“DEA”). Such standards often address the qualification of an applicant’s personnel, the adequacy of its prescription fulfillment and inventory control practices and the adequacy of its facilities. In general, pharmacy licenses are renewed annually or biennial according to state laws. We believe that our pharmacies’ present and future locations comply with all state licensing laws applicable to these businesses. If our pharmacy locations become subject to additional licensure requirements, are unable to maintain their required licenses or if states place burdensome restrictions or limitations on pharmacies, our ability to operate in the state would be limited, which could have an adverse impact on our business.

Other Laws Affecting Pharmacy Operations. We are subject to federal and state statutes and regulations governing the operation of pharmacies, repackaging of drug products, wholesale distribution, dispensing of controlled substances, medical waste disposal, and clinical trials. Federal and state statutes and regulations govern the labeling, packaging, advertising and adulteration of prescription drugs and the dispensing of controlled substances. Federal and state-controlled substance laws require us to register our pharmacies with the DEA and to comply with security, record keeping, inventory control, labeling standards and other requirements to dispense controlled substances.

Food, Drug and Cosmetic Act. Certain provisions of the federal Food, Drug and Cosmetic Act govern the handling and distribution of pharmaceutical products. This law exempts many pharmaceuticals and medical devices from federal labeling and packaging requirements if they are not adulterated or misbranded and are dispensed in accordance with, and pursuant to, a valid prescription. We believe that we comply in all material respects with all applicable requirements.

Anti-Kickback Laws. Subject to certain statutory and regulatory exceptions (including exceptions relating to certain managed care, discount, bona fide employment arrangements, group purchasing and personal services arrangements), the federal “anti-kickback” law prohibits the knowing and willful offer or payment of any remuneration to induce the referral of an individual or the purchase, lease or order (or the arranging for or recommending of the purchase, lease or order) of healthcare items or services paid for in whole or in part by Medicare, Medicaid or other government-funded healthcare programs (including both traditional Medicaid fee-for-service programs as well as Medicaid managed care programs). Violation of the federal anti-kickback statute could subject us to criminal and/or civil penalties including suspension or exclusion from Medicare and Medicaid programs and other government-funded healthcare programs for not less than five years, or the imposition of civil monetary penalties. Exclusion from any of these programs or sanctions of civil monetary penalties could have a material adverse impact on our operations and financial condition.

The federal anti-kickback law has been interpreted broadly by courts, the OIG of the U.S. Department of Health and Human Services (“HHS”), and other administrative bodies. Because of the broad scope of those statutes, federal regulations establish certain safe harbors from liability. Safe harbors exist for certain properly reported discounts received from vendors, certain investment interests held by a person or entity, and certain properly disclosed payments made by vendors to group purchasing organizations, as well as for other transactions or relationships. Nonetheless, a practice that does not fall within a safe harbor is not necessarily unlawful but may be subject to scrutiny and challenge. In the absence of an applicable exception or safe harbor, a violation of the statute may occur even if only one purpose of a payment arrangement is to induce patient referrals or purchases. Among the practices that have been identified by the OIG as potentially improper under the statute are certain “product conversion” or “switching” programs in which benefits are given by drug manufacturers to pharmacists or physicians for changing a prescription (or recommending or requesting such a change) from one drug to another. Anti-kickback laws have been cited as a partial basis, along with state consumer protection laws discussed below, for investigations and multi-state settlements relating to financial incentives provided by drug manufacturers to retail pharmacies about such programs.

Several states also have enacted anti-kickback laws that sometimes apply not only to state-sponsored healthcare programs but also to items or services that are paid for by private insurance and self-pay patients. State anti-kickback laws can vary considerably in their applicability and scope and sometimes have fewer statutory and regulatory exceptions than federal law. Management understands the importance of anti-kickback laws and has helped structure our operations in a manner believed to be compliant with these laws.

The Stark Laws. The federal self-referral law, commonly known as the “Stark Law”, prohibits physicians from referring Medicare or Medicaid patients for “designated health services” (which include, among other things, outpatient prescription drugs, durable medical equipment and supplies and home health services) to an entity with which the physician, or an immediate family member of the physician, has a direct or indirect financial relationship, unless the financial relationship is structured to meet an applicable exception. Several states have enacted laws similar to the Stark Law. These state laws may cover all, not just Medicare and Medicaid, patients and exceptions or safe harbors may vary from the Stark Law and vary significantly from state to state. Many federal healthcare reform proposals in the past few years have attempted to expand the Stark Law to cover all patients as well. Possible penalties for violation of the Stark Law include denial of payment, refund of amounts collected in violation of the statute, civil monetary penalties, and program exclusion. Noncompliance with the Stark Law could adversely affect our financial results and operations.

Statutes Prohibiting False Claims and Fraudulent Billing Activities. A range of federal civil and criminal laws target false claims and fraudulent billing activities. One of the most significant is the federal False Claims Act (the “False Claims Act”), which imposes civil penalties for knowingly making or causing to be made false claims to secure a reimbursement from government-sponsored programs, such as Medicare and Medicaid. Investigations or actions commenced under the False Claims Act may be brought either by the government or by private individuals on behalf of the government, through a “whistleblower” or “qui tam” action. The False Claims Act authorizes the payment of a portion of any recovery to the individual suing. Such actions are initially required to be filed under seal pending their review by the Department of Justice. If the government intervenes in the lawsuit and prevails, the whistleblower (or plaintiff filing the initial complaint) may share with the federal government in any settlement or judgment. If the government does not intervene in the lawsuit, the whistleblower plaintiff may pursue the action independently. The False Claims Act generally provides for the imposition of civil penalties and for treble damages, resulting in the possibility of substantial financial penalties for small billing errors that are replicated in many claims, as each individual claim could be deemed to be a separate violation of the False Claims Act.

Some states also have enacted statutes like the False Claims Act which may include criminal penalties, substantial fines, and treble damages. In recent years, federal and state governments have launched several initiatives aimed at uncovering practices that violate false claims or fraudulent billing laws. Under Section 1909 of the Social Security Act, if a state false claim act meets certain requirements as determined by the OIG in consultation with the U.S. Attorney General, the state is entitled to an increase of ten percentage points in the state medical assistance percentage with respect to any amounts recovered under a state action brought under such a law. Some of the larger states in terms of population that have had the OIG review such laws include California, Florida, Illinois, Indiana, Massachusetts, Michigan, Nevada, Tennessee and Texas. We operate in several of these states and submit claims for Medicaid reimbursement to the respective state Medicaid agency. This legislation has led to increased auditing activities by state healthcare regulators. As such, we have been the subject of an increased number of audits. While we believe that we are following Medicaid and Medicare billing rules and requirements, there can be no assurance that regulators would agree with the methodology employed by us in billing for our products and services and a material disagreement between us and these governmental agencies on the way we provide products or services could have a material adverse effect on our business and operations, our financial position, and our results of operations.

The False Claims Act also has been used by the federal government and private whistleblowers to bring enforcement actions under so-called “fraud and abuse” laws like the federal anti-kickback statute and the Stark Law. Such actions are not based on a contention that an entity has submitted claims that are facially invalid. Instead, such actions are based on the theory that when an entity submits a claim, it either expressly or impliedly certifies that it has provided the underlying services in compliance with applicable laws, and therefore that services provided and billed for during an anti-kickback statute or Stark Law violation result in false claims, even if such claims are billed accurately for appropriate and medically necessary services. The availability of the False Claims Act to enforce alleged fraud and abuse violations has increased the potential for such actions to be brought, and which often are costly and time-consuming to defend.

Confidentiality and Privacy. Most of our activities involve the receipt, use and disclosure of confidential medical, pharmacy or other health-related information concerning individual members, including the disclosure of the confidential information to the member’s health benefit plan.

On April 14, 2003, the final regulations issued by HHS, regarding the privacy of individually identifiable health information (the “Privacy Regulations”) pursuant to the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) took effect. The Privacy Regulations are designed to protect the medical information of a healthcare patient or health plan enrollee that could be used to identify the individual.

The requirements imposed by the Privacy Regulations, the Transactions Standards, and the Security Standards are extensive and can require substantial cost and effort to assess and implement. We have taken and will continue to take steps that we believe are reasonable to ensure that our policies and procedures are following the Privacy Regulations, the Transactions Standards, and the Security Standards. The requirements imposed by HIPAA have increased our burden and costs of regulatory compliance, altered our reporting to Plan Sponsors and reduced the amount of information we can use or disclose if members do not authorize such uses or disclosures.

Medicare Part D. The Medicare Part D program, which makes prescription drug coverage available to eligible Medicare beneficiaries, regulates various aspects of the provision of Medicare drug coverage, including enrollment, formularies, pharmacy networks, marketing, and claims processing. The Centers for Medicare & Medicaid Services (“CMS”) imposed restrictions and consent requirements for automatic prescription delivery programs, and further limited the circumstances under which Medicare Part D plans may recoup payments to pharmacies for claims that are subsequently determined not payable under Medicare Part D. CMS sanctions for non-compliance may include suspension of enrollment and even termination from the program.

The Medicare Part D program has undergone significant legislative and regulatory changes since its inception. The Inflation Reduction Act of 2022 contains several provisions that could have the effect of reducing the prices we can charge and the reimbursement we receive for the drugs we dispense, thereby reducing our profitability, and could adversely affect our financial condition and results of operations. These provisions include the establishment of a Medicare Drug Price Negotiation Program, which requires the government to negotiate and set a “maximum fair price” for select high-expenditure drugs covered under Medicare Part D (starting in 2026) and Part B (starting in 2028), and the implementation of changes to Medicare Part D benefits designed to limit patient out-of-pocket drug costs and shift program liabilities from patients to other stakeholders, including health plans, manufacturers and the government.

Medicare Part D continues to attract a high degree of legislative and regulatory scrutiny, and applicable government rules and regulations continue to evolve. For example, CMS may issue regulations that limit the ability of Medicare Part D plans to establish preferred pharmacy networks.

Any Willing Provider Statutes and Narrow Networks. Any Willing Provider (“AWP”) statutes are laws that require health insurance carriers to permit providers to join those networks so long as the provider is willing to accept the terms and conditions of that carrier’s plan. Numerous states have some form of AWP law, though nearly all prohibit insurance carriers from limiting membership within their provider networks based on geography or other characteristics. The laws in each state addressing the legality of narrow networks vary widely. Some laws address plans only while other laws address non-insurers, like a PBM. Some laws address all types of health benefits while other laws only address a single type of benefit, like pharmacy. The risk to a pharmacy would be in those states that do not have an applicable AWP statute, a provider can be excluded from a narrow network.

While the offering of narrow and preferred networks is common across the country, there have been many lawsuits challenging the use of these types of arrangements due to the fact that they exclude certain providers from participating. The outcome of the challenges has varied, primarily based upon the interpretation of the state laws under which the challenges are made. This is an evolving area of law. Given the intense scrutiny of drug pricing and arrangements, and the ongoing lawsuits that are being filed in response to narrow networks, there remains risk in developing narrow networks, which will vary by state, depending on each state’s laws and legal precedent. Additionally, state laws are subject to change at any time, resulting in uncertainty for pharmacy operations in a given state.

Health Reform Legislation. Congress passed major health reform legislation, including the Patient Protection and Affordable Care Act (“ACA”), as amended by the Healthcare and Education Reconciliation Act of 2010 (the “Health Reform Laws”), which enacted a number of significant healthcare reforms. There have been executive, judicial, and Congressional challenges to certain aspects of the Health Reform Laws. For instance, the Tax Cuts and Jobs Act of 2017 included a provision that repealed the tax-based shared responsibility payment imposed by the Health Reform Laws on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On June 17, 2021, the Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Further, on August 16, 2022, the Inflation Reduction Act of 2022 (IRA) was signed into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how any additional healthcare reform measures of the second Trump administration will impact the ACA and our business.

Costs and Effects of Compliance with Environmental Laws

Not applicable.

Employees

As of December 31, 2024, we had 162 full-time employees and 18 part-time employees.

Sources and Availability of Components and Raw Materials

Certain materials and equipment for our products are custom-made for those products and are dependent upon either a single or limited number of suppliers. A supplier failure could cause delays in product delivery if another supplier cannot be found promptly, or if the quality of such replacement supplier’s components is inferior or unacceptable. As a result of supply chain constraints, we have experienced shortages in inventory due to manufacturing and logistical issues.

We obtain pharmaceutical and other products from wholesale drug distributors. We have maintained a relationship with a primary supplier that accounted for 98% of pharmaceutical purchases for the year ended December 31, 2024, and several supplementary suppliers. Our primary supplier for the years ended December 31, 2024 and 2023 was McKesson. The loss of a supplier could adversely affect our business if alternate sources of drug supply are unavailable. We believe that our relationships with our suppliers, overall, are good, and that there are alternative suppliers in the marketplace.

Our Risks and History of Losses

Our ability to achieve our mission and execute our strategies is subject to certain challenges, risks and uncertainties, including, among others:

●	Our ability to obtain sufficient funding to expand our business and respond to business opportunities
●	Our ability to acquire new customers or retain existing customers in a cost-effective manner
●	Our ability to successfully improve our production efficiencies and economies of scale
●	Our ability to manage our supply chain to continue to satisfy our future operation needs
●	Our ability to retain our market share in our industry

We have incurred net losses since our inception. For the years ended December 31, 2024, and 2023, we have incurred net losses of approximately $23.1 million and $12.4 million, respectively. As of December 31, 2024, we had an accumulated deficit of approximately $49.0 million. We expect to incur additional losses prior to recording sufficient revenue from our operations as a result of the costs associated with expanding and seeking additional sources of revenue to our current revenue base.

Corporate Information

NextPlat Corp, formerly Orbsat Corp, is a Nevada corporation and was originally incorporated in Florida in 1997. Our headquarters and principal executive offices are located at 3250 Mary St., Suite 410, Coconut Grove, FL 33133. Our telephone number is (305) 560-5381, and our corporate website is www.nextplat.com.

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC also maintains an Internet site that contains annual, quarterly and current reports, proxy and information statements and other information that we (together with other issuers) file electronically. The SEC’s Internet site is www.sec.gov. We make available free of charge on or through our website our annual, quarterly and current reports and amendments to those reports as soon as reasonably practicable after we electronically file such material with or furnish it to the SEC.

The contents of our website or any other website are not incorporated by reference into this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

An investment in our securities involves a high degree of risk. You should consider carefully all of the risks described below, together with the other information contained in this Annual Report on Form 10-K, before making a decision to invest in our securities. The risk factors in this section describe the material risks to our business, prospects, results of operations, financial condition or cash flows, and should be considered carefully. In addition, these factors constitute our cautionary statements under the Private Securities Litigation Reform Act of 1995 and could cause our actual results to differ materially from those projected in any forward-looking statements (as defined in such act) made in this Annual Report on Form 10-K. Investors should not place undue reliance on any such forward-looking statements. Any statements that are not historical facts and that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intends,” “plans,” “believes” and “projects”) may be forward-looking and may involve estimates and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements.

Further, any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of anticipated or unanticipated events or circumstances. New factors emerge from time to time, and it is not possible for us to predict all of such factors. Further, we cannot assess the impact of each such factor on our results of operations or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Summary of Risk Factors

Risks Related to Our Business Generally

●	We have a history of net losses, and we are uncertain about our future profitability.
●

Supply chain and shipping disruptions have resulted in shipping delays, a significant increase in shipping costs, and could increase product costs and result in lost sales, which may have a material adverse effect on our business, operating results and financial condition.

●	Our dependence on key suppliers puts us at risk of interruptions in the availability of our products, which could reduce our revenue and adversely affect the results of operations.
●	Unfavorable global economic conditions have in the past and could in the future adversely affect our business, financial condition or results of operations.
●	We may need to raise additional capital to grow our business and satisfy our anticipated future liquidity needs, and we may not be able to raise it on terms acceptable to us, or at all.
●

Sustained investment in our business, strategic acquisitions and investments, as well as our focus on long-term performance, and on maintaining the health of our new e-commerce ecosystem, may negatively affect our margins and our net income, if any.

●	The concentration of ownership by our principal stockholders may result in control by such stockholders of the composition of our board of directors.
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We will become subject to a broad range of laws and regulations, and future laws and regulations may impose additional requirements and other obligations that could materially and adversely affect our business, financial condition and results of operations, as well as the trading prices of our securities.

●

If we are successful in implementing our business strategy we will generate and process a large amount of data, including personal data, and the improper use or disclosure of data could result in regulatory investigations and penalties, and harm our reputation and have a material adverse effect on the trading prices of our securities, our business and our prospects.

●

Our operations in international markets, and earnings in those markets, may be affected by changes in global cultural, political, and financial market conditions as well as potential changes in regulation, legislation, and government policies such as tariffs, tax laws, and global trade policies.

Risks Related to Our e-Commerce Business

●	Our sales may be impacted should there be a disruption of service to our Amazon or Alibaba online storefronts.
●	Creating and maintaining a trusted status of our online marketing presence or ecosystem will be critical to our viability and growth.
●	Any termination or material change in our relationship with Amazon or Alibaba could have a material adverse effect on our business, financial condition, results of operations and prospects.
●	We may not be able to maintain and improve our online marketing.
●	We face challenges in expanding our international and cross-border businesses and operations.
●	We are heavily reliant on the services of certain executive officers and the departure or loss of any of these officers could disrupt our business.
●

A significant portion of our revenues are from sales of products on Amazon and any limitation or restriction, temporarily or otherwise, to sell on Amazon’s platform could have a material adverse impact to our business, results of operations, financial condition and prospects.

●

If logistics service providers used by our merchants fail to provide reliable logistics services, our business and prospects, as well as our financial condition and results of operations, may be materially and adversely affected.

●	Our e-commerce platforms could be disrupted by network interruptions.
●

Security breaches and attacks against our systems and network, and any potentially resulting breach or failure to otherwise protect personal, confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.

●	Non-compliance with, or changes in, the legal and regulatory environment in the countries in which we operate could increase our costs or reduce our net operating revenues.
●	Tightening of tax compliance efforts that affect our merchants could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial conditions and results of operations.
●	Uncertainties with respect to China’s PRC legal system could adversely affect us.
●	Recent litigation and negative publicity surrounding China-based companies listed in the United States may negatively impact the trading price of our securities.
●	Fluctuations in exchange rates could have a material and adverse effect on the results of operations and the value of your investment.
●	Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

Risks Related to Our Healthcare Business

●	We derive a significant portion of our sales from prescription drug sales reimbursed by pharmacy benefit management companies.
●	Efforts to reduce reimbursement levels and alter health care financing practices could adversely affect our businesses.
●

A slowdown in the frequency and rate of the introduction of new prescription drugs as well as generic alternatives to brand name prescription products could adversely affect our business, financial position, and results of operations.

●	Unexpected safety or efficacy concerns may arise from pharmaceutical products.
●

Prescription volumes may decline, and our net revenues and ability to generate earnings may be negatively impacted, if products are withdrawn from the market or if increased safety risk profiles of specific drugs result in utilization decreases.

●	Certain risks are inherent in providing pharmacy services; our insurance may not be adequate to cover any claims against us.
●	Changes in industry pricing benchmarks could adversely affect our business, financial position and results of operations.
●	The industries in which we operate are extremely competitive and competition could adversely affect our business, financial position and results of operations.
●	Existing and new government legislative and regulatory action could adversely affect our business, financial position and results of operations.
●	Changes in the health care regulatory environment may adversely affect our business.
●	Efforts to reform the U.S. health care system may adversely affect our financial performance.

●

If we are found to be in violation of Medicaid and Medicare reimbursement regulations, we could become subject to retroactive adjustments and recoupment, or exclusion from the Medicaid, Medicare programs, and PBM networks.

●	Our industry is subject to extensive government regulation, and noncompliance by us or our suppliers could harm our business.
●	Our operating results are affected by the health of the economy in general and the markets we serve.
●	If the products and services that we offer fail to meet customer needs, our sales may be affected.
●	We are highly dependent on one supplier for our products, and a loss of that supplier may adversely impact our ability to sell products to our customers.
●	We derive a significant portion of our revenues from a small number of customers and a loss of one or both of those customers would have a material adverse impact on our business.
●	Our ability to grow our business may be constrained by our inability to find suitable new pharmacy locations at acceptable prices.
●	Our ability to grow our business may be constrained by our inability to obtain adequate permits and licensing for new locations, business lines, and market territories.
●

Product liability, product recall or personal injury issues could damage our reputation and have a significant adverse effect on our businesses, operating results, cash flows and/or financial condition.

●

If we are not able to market our services effectively to clinics, their affiliated healthcare providers and prescription drug providers, we may not be able to grow our patient base as rapidly as we have anticipated.

●	A disruption in our telephone system or our computer system could harm our business.

Risks Related to the Pharmacy Industry

●	There is substantial competition in our industry, and we may not be able to compete successfully.
●	If demand for our products and services is reduced, our business and ability to grow would be harmed.
●

Our revenues could be adversely affected if new drugs or combination therapies are developed and prescribed to our patients that have a reimbursement rate less than that of the current drug therapies our patients receive.

●	If our credit terms with vendors become unfavorable or our relationship with them is terminated, our business could be adversely affected.

Risks Relating to Our Data Management Services

●

Competition with some customers, or decisions by customers to perform internally some of the same solutions or services that we offer, could harm our business, results of operations or financial condition.

●

If our solutions do not interoperate with our customers’ or their vendors’ networks and infrastructures, or if customers or their vendors implement new system updates that are incompatible with our solutions, sales of those solutions could be adversely affected.

●	Our ability to generate revenue could suffer if we do not continue to update and improve existing solutions and develop new ones.
●

There are increased risks of performance problems and breaches during times when we are making significant changes to our solutions or systems we use to provide our solutions. In addition, changes to our solutions or systems, including cost savings initiatives, may cost more than anticipated, may not provide the benefits expected, may take longer than anticipated to develop and implement or may increase the risk of performance problems.

●	Breaches and failures of our IT systems and the security measures protecting them, and the sensitive information we transmit, use and store, expose us to potential liability and reputational harm.
●

We collect, process, store, share, disclose and use personal information and other data, and our actual or perceived failure to protect such information and data could damage our reputation and brand and harm our business and operating results.

●	If we are unable to successfully execute on cross-selling opportunities of our solutions the growth of our business and financial performance could be harmed.
●

We rely on internet infrastructure, bandwidth providers, other third parties and our own systems in providing certain of our solutions to our customers, and any failure or interruption in the services provided by these third parties or our own systems could negatively impact our relationships with customers, adversely affecting our brand and our business.

Risks Related to Our Business

We have a history of net losses, and we are uncertain about our future profitability.

We have incurred significant net losses since our inception. For the years ended December 31, 2024, and 2023, we have incurred net losses of approximately $23.1 million, and $12.4 million, respectively. As of December 31, 2024, we had an accumulated deficit of approximately $49.0 million. If our revenue grows more slowly than currently anticipated, or if operating expenses are higher than expected, we may be unable to consistently achieve profitability, our financial condition will suffer, and the value of our common stock could decline. Even if we are successful in increasing our sales, we may incur losses in the foreseeable future as we continue to develop and market our products. If sales revenue from any of our current products or any additional products that we develop in the future is insufficient, or if our product development is delayed, we may be unable to achieve profitability and, in the event we are unable to secure financing for prolonged periods of time, we may need to temporarily cease operations and, possibly, shut them down altogether. Furthermore, even if we can achieve profitability, we may be unable to sustain or increase such profitability on a quarterly or annual basis, which would adversely impact our financial condition and significantly reduce the value of our common stock.

Events outside of our control, including those relating to public health crises, supply-chain disruptions, geopolitical conflicts, including acts of war, and inflation, could negatively affect our Company and our results of operations and financial condition.

Periods of market volatility have occurred and could continue to occur in response to pandemics or other events outside of our control. These types of events may adversely affect operating results for us. For example, past pandemics and other health crises have led to disruptions in local, regional, national and global markets and economies affected thereby, including the United States. With respect to U.S. and global credit markets and the economy in general, these outbreaks have resulted in the following (among other things): (i) restrictions on travel and the temporary closure of many corporate offices, retail stores, and manufacturing facilities and factories, resulting in significant disruption to the business of many companies, including supply chains and demand, as well as layoffs of employees; (ii) increased draws by borrowers on lines of credit; (iii) increased requests by borrowers for amendments or waivers of their credit agreements to avoid default, increased defaults by borrowers and/or increased difficulty in obtaining refinancing; (iv) volatility in credit markets, including greater volatility in pricing and spreads; and (v) evolving proposals and actions by state and federal governments to address the problems being experienced by markets, businesses and the economy in general, which may not adequately address the problems being facing such persons. The outbreak of new, worsening strains of viruses, such as COVID-19, may result in a resurgence in the number of reported cases and hospitalizations. Such increases in cases could lead to the reintroduction of restrictions and business shutdowns in certain states, counties and cities in the United States and globally. In addition to these developments having adverse consequences for us and our portfolio companies, the operations of the Company have been, and could continue to be, adversely impacted, including through quarantine measures and travel restrictions imposed on its personnel or service providers based or temporarily located in affected countries, or any related health issues of such personnel or service providers.

Supply chain and shipping disruptions have resulted in shipping delays, a significant increase in shipping costs, and could increase product costs and result in lost sales, which may have a material adverse effect on our business, operating results and financial condition.

Supply chain disruptions, resulting from factors such as past pandemics and other health crises, labor supply and shipping container shortages, have impacted, and may continue to impact, us and our third-party manufacturers and suppliers. These disruptions have impacted our ability to receive products from manufacturers and suppliers, to distribute our products to our customers in a cost-effective and timely manner and to meet customer demand, all of which could have an adverse effect on our financial condition and results of operations.

While we have taken steps to minimize the impact of these disruptions, there can be no assurances that further unforeseen events impacting the supply chain will not have a material adverse effect on us in the future. Additionally, the impact that supply chain disruptions have on our manufacturers and suppliers is not within our control. It is not currently possible to predict how long it will take for these supply chain disruptions to cease or ease. Prolonged supply chain disruptions impacting us, and our manufacturers and suppliers could interrupt product manufacturing, increase raw material and product lead times, increase raw material and product costs, impact our ability to meet customer demand and result in lost sales, all of which could have a material adverse effect on our business, financial condition and results of operations.

Our dependence on key suppliers puts us at risk of interruptions in the availability of our products, which could reduce our revenue and adversely affect the results of operations. In addition, increases in prices for components used in our products could adversely affect our results of operations.

We require the timely delivery of products provided by our suppliers, some of which are custom made, to ensure our ongoing sales revenue is not adversely affected. For reasons of quality assurance, cost effectiveness or availability, we procure certain products from a single or limited number of suppliers. We generally acquire such products through purchase orders placed in the ordinary course of business, and as a result we may not have a significant inventory of these products and generally do not have any guaranteed or contractual supply arrangements with many of these suppliers. Our reliance on these suppliers subjects us to risks that could harm our business, including, but not limited to, difficulty locating and qualifying alternative suppliers and limited control over pricing, availability, quality and delivery schedules. Suppliers of products may decide, or be required, for reasons beyond our control, to cease supplying materials and components to us or to raise their prices. Shortages of materials, quality control problems, production capacity constraints or delays by our suppliers could negatively affect our ability to meet our production requirements and result in increased prices for affected products. We may also face delays, yield issues and quality control problems if we are required to locate and secure new sources of supply. Any material shortage, constraint or delay may result in delays in shipments of our products, which could materially adversely affect the results of operations. Increases in prices for materials and components used in our products could also materially adversely affect our results of operations.

Unfavorable global economic conditions have in the past and could in the future adversely affect our business, financial condition or results of operations.

Our results of operations have in the past and could in the future be adversely affected by general conditions in the global economy and in the global financial markets. Key national economies, including the United States, have been affected from time to time by economic downturns or recessions, government shutdowns, supply chain constraints, heightened and fluctuating inflation and interest rates, restricted credit, poor liquidity, reduced corporate profitability, volatility in credit, equity and foreign exchange markets, bankruptcies and overall uncertainty with respect to the economy. For example, while we do not have activities in Russia and Ukraine or Gaza and Israel, the ongoing conflicts and any further escalation of geopolitical tensions related to these conflicts, including the imposition of sanctions by the United States and other countries, has and could result in, among other things, supply disruptions, fluctuations in foreign exchange rates, increased probability of a recession and increased volatility in financial markets. In addition, in the past, U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit-rating downgrades and economic slowdowns, or a recession in the United States. Although U.S. lawmakers passed legislation to raise the federal debt ceiling on multiple occasions, ratings agencies have lowered or threatened to lower the long-term sovereign credit rating on the United States. The impact of this or any further downgrades to the U.S. government’s sovereign credit rating or its perceived creditworthiness could adversely affect the U.S. and global financial markets and economic conditions. Any of these disruptions could adversely affect our businesses, results of operations and financial condition.

A deterioration in the global economy and financial markets could result in a variety of risks to our business. In addition, we will be subject to currency exchange rate risk to the extent that our costs are denominated in currencies other than those in which we earn revenues. Fluctuations in currency exchange rates may therefore have an impact on our results as expressed in U.S. dollars. For example, inflation rates, particularly in the United States and UK, have seen increased levels compared to recent history. Elevated inflation may result in further currency fluctuations, increased operating costs (including our labor costs), reduced liquidity, and limitations on our ability to access credit or otherwise raise debt and equity capital. In addition, the United States Federal Reserve has raised, and may again raise, interest rates in response to concerns about inflation. Increases in interest rates, especially if coupled with reduced government spending and volatility in financial markets and geopolitics, may have the effect of further increasing economic uncertainty and heightening these risks. In addition, fluctuating interest rates or a general economic downturn or recession could reduce our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy, supply disruptions or international trade disputes could also strain our third-party suppliers, possibly resulting in supply disruption. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current and future economic climate and financial market conditions could adversely impact our business. Moreover, the turmoil in the banking system, such as the turmoil seen in early 2023 with the appointment of the FDIC as a receiver for several U.S. banks, may increase market volatility. Due to these and other macroeconomic factors, many observers believe there is a risk of a recession occurring in the United States, and perhaps in other major global economies. These developments may adversely affect our business, financial condition and results of operations.

In addition, we cannot predict whether quotas, duties, taxes, exchange controls, current or future “trade wars” or other restrictions will be imposed by the U.S., China, Canada and Mexico or other countries upon the import or export of our products and the commodities and components used to manufacture our products, or what effect any of these actions would have on our business, financial condition or results of operations. We cannot predict whether there might be changes in our ability to repatriate earnings or capital from international jurisdictions. Changes in regulatory and geopolitical policies and other factors may adversely affect our business or may require us to modify our current business practices.

Continued inflation and increases in labor costs may reduce our profitability.

We are currently experiencing inflationary pressures on our operating costs. Among other things, we have experienced increased costs for supplies, and rising fuel costs have resulted in increased costs for the transportation of drugs. We generally are not able to sufficiently raise our pricing to offset these increased costs. Continuing increased costs and prolonged inflation could materially and adversely affect our business, operating results and profitability.

Government efforts to combat inflation, along with other interest rate pressures arising from an inflationary economic environment, could lead to us to incur even higher interest rates and financing costs and may reduce our profitability.

Inflation has risen on a global basis, the United States has been experiencing historically high levels of inflation, and government entities have taken various actions to combat inflation, such as raising interest rate benchmarks. Government entities may continue their efforts, or implement additional efforts, to combat inflation, which could include among other things continuing to raise interest rate benchmarks and/or maintaining interest rate benchmarks at elevated levels. Such government efforts, along with other interest rate pressures arising from an inflationary economic environment, could lead to us to incur even higher interest rates and financing costs and have material adverse effect on our business, operating results and profitability.

Currency exchange rate fluctuations may affect the results of operations.

To the extent that we are successful in broadening the reach of our online e-commerce marketing into other countries we will have transactions denominated in an increasing number and variety of currencies. We will be subject to currency exchange rate risk to the extent that our costs are denominated in currencies other than those in which we earn revenues. Fluctuations in currency exchange rates may therefore have an impact on our results as expressed in U.S. dollars. There can be no assurance that currency exchange rate fluctuations will not adversely affect the results of operations, financial condition and cash flows. While the use of currency hedging instruments may provide us with protection from adverse fluctuations in currency exchange rates, by utilizing these instruments we potentially forego the benefits that might result from favorable fluctuations in currency exchange rates.

We may need to raise additional capital to grow our business and satisfy our anticipated future liquidity needs, and we may not be able to raise it on terms acceptable to us, or at all.

Growing and operating our business will require significant cash outlays, liquidity reserves and capital expenditures and commitments to respond to business challenges, including developing or enhancing new or existing products. As of December 31, 2024, we had cash on hand of approximately $20.0 million. If cash on hand, cash generated from operations, and the net proceeds from prior offerings are not sufficient to meet our cash and liquidity needs, we may need to seek additional capital, potentially through debt or equity financing. To the extent that we raise additional capital through the sale of additional equity or convertible securities, your ownership interest may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a stockholder. Debt financing, if available, would result in increased fixed payment obligations and a portion of our operating cash flows, if any, being dedicated to the payment of principal and interest on such indebtedness. In addition, debt financing may involve agreements that include restrictive covenants that impose operating restrictions, such as restrictions on the incurrence of additional debt, the making of certain capital expenditures or the declaration of dividends. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our products. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or considering specific strategic considerations. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or product candidate development programs or the commercialization of any product candidate or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, operating results and prospects and cause the price of the common stock to decline.

Sustained investment in our business, strategic acquisitions and investments, as well as our focus on long-term performance, and on maintaining the health of our new e-commerce ecosystem, may negatively affect our margins and our net income, if any.

We will continue to increase our spending and investments in our business, including in organic development and growth of new businesses, strategic acquisitions and other initiatives. Investments in our business include:

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expanding and enhancing our core e-commerce offerings, including our marketplaces and new formats and features, our logistics network and capacities, our merchandising and supply chain capabilities, consumer services business, and international businesses;

●	supporting our merchants, acquiring and retaining users and enhancing consumer experience and user engagement;
●	strengthening and expanding various facilities and increasing our employee headcount;
●	researching and developing new technologies, including digital assets, and improving our technological infrastructure; and cloud computing capacity;
●	incubating new business initiatives.

Although we believe these investments are crucial to our viability and future growth, they will have the effect of increasing our costs and lowering our margins and profit, and this effect may be significant in the short term and potentially over longer periods.

We intend to make strategic investments, acquisitions and joint ventures to further strengthen our business. We may make strategic investments, acquisitions and joint ventures in a range of areas either directly related to one or more of our businesses, or related to the infrastructure, technology, services or products that support our businesses and marketing platforms. Our strategic investments, acquisitions and joint ventures may adversely affect our financial results, at least in the short term. As a result of business or financial underperformance, regulatory scrutiny or compliance reasons, we may need to divest interests in, or terminate business cooperation with, businesses and entities in which we have invested capital and other resources, which may adversely affect our financial results, ability to conduct investments in similar businesses, reputation and growth prospects, as well as the trading prices of our securities. There can be no assurance that we will be able to grow our acquired or invested businesses, or realize returns, benefits of synergies and growth opportunities we expect in connection with these investments and acquisitions.

Failure to maintain or improve our technological infrastructure could harm our business and prospects.

We continually add upgrades to our platforms to provide increased scale, improved performance, additional capacity and additional built-in functionality, including functionality related to security. Adopting new products and maintaining and upgrading our technology infrastructure require significant investments of time and resources. Any failure to maintain and improve our technology infrastructure could result in unanticipated system disruptions, slower response times, impaired user experience and delays in reporting accurate operating and financial information. If we experience problems with the functionality and effectiveness of our software, interfaces or platforms, or are unable to maintain and continuously improve our technology infrastructure to handle our business needs, our business, financial condition, results of operations and prospects, as well as our reputation and brand, could be materially and adversely affected.

In addition, our technology infrastructure and services incorporate third-party developed software, systems and technologies, as well as hardware purchased or commissioned from third-party and overseas suppliers. As our technology infrastructure and services expand and become increasingly complex, we face increasingly serious risks to the performance and security of our technology infrastructure and services that may be caused by these third-party developed components, including risks relating to incompatibilities with these components, service failures or delays or difficulties in integrating back-end procedures on hardware and software. We also need to continuously enhance our existing technology. Otherwise, we face the risk of our technology infrastructure becoming unstable and susceptible to security breaches. This instability or susceptibility could create serious challenges to the security and uninterrupted operation of our platforms and services, which would materially and adversely affect our business and reputation.

Product development is a long, expensive and uncertain process.

The development of our own branded range of satellite tracking devices is a costly, complex and time-consuming process, and the investment in product development often involves a long wait until a return, if any, is achieved on such investment. Investments in new technology and processes are inherently speculative. We have experienced numerous setbacks and delays in our research and development efforts and may encounter further obstacles in the course of the development of additional technologies and products. We may not be able to overcome these obstacles or may have to expend significant additional funds and time. Technical obstacles and challenges we encounter in our research and development process may result in delays in or abandonment of product commercialization, may substantially increase the costs of development, and may negatively affect our results of operations.

Concentration of ownership by our principal stockholders may result in control by such stockholders of the composition of our board of directors.

As of March 17, 2025, our existing principal stockholders, named executive officers, directors and their affiliates beneficially own approximately 39.7% of our outstanding shares of common stock. In addition, such parties may acquire additional control by purchasing stock that we may issue in connection with our future fundraising efforts. As a result, these stockholders may now and in the future be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders.

Successful technical development of our products does not guarantee successful commercialization.

We may successfully complete the technical development for one or all our product development programs, but still fail to develop a commercially successful product for several reasons, including among others the following:

●	failure to obtain the required regulatory approvals for their use;
●	prohibitive production costs;
●	competing products;
●	lack of innovation of the product;
●	ineffective distribution and marketing;
●	failure to gain market acceptance;
●	lack of sufficient cooperation from our partners; and
●	demonstrations of the products not aligning with or meeting customer needs.

Our success in the market for the products we develop will depend largely on our ability to prove our products’ capabilities. Upon demonstration, our satellite ground stations, and tracking devices may not have the capabilities they were designed to have or that we believed they would have. Furthermore, even if we do successfully demonstrate our products’ capabilities, potential customers may be more comfortable doing business with a larger, more established, more proven company than us. Moreover, competing products may prevent us from gaining wide market acceptance of our products. Significant revenue from new product investments may not be achieved for a number of years, if at all.

Public company compliance may make it more difficult to attract and retain officers and directors.

The Sarbanes-Oxley Act and rules subsequently implemented by the SEC have required changes in corporate governance practices of public companies. As a public company, we expect these rules and regulations to increase our compliance costs in 2025 and beyond and to make certain activities more time consuming and costly. As a public company, we also expect that these rules and regulations may make it more difficult and expensive for us to obtain director and officer liability insurance in the future and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our Board of Directors or as executive officers.

Conflicts of interest may arise between us and our directors and officers as a result of other business activities undertaken by such individuals.

We may be subject to various potential conflicts of interest because some of our directors and executive officers may be engaged in a range of business activities. In addition, our executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to us. In some cases, our executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to our business and affairs and that could adversely affect our operations. These business interests could require significant time and attention of our executive officers and directors.

In addition, we may also become involved in other transactions which conflict with the interests of our directors and the officers who may from time-to-time deal with persons, firms or institutions with which we may be dealing, or which may be seeking investments similar to those we desire. The interests of these persons could conflict with our interests. In addition, from time to time, these persons may be competing with us for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws, regulations and stock market rules. In particular, in the event that such a conflict of interest arises at a meeting of our board of directors, a director who has such a conflict will abstain from voting for or against the approval of such transaction. In accordance with applicable laws, our directors are required to act honestly, in good faith and in our best interests.

Other companies may claim that we infringe their intellectual property, which could materially increase our costs and harm our ability to generate future revenue and profit.

We do not believe that we infringe the proprietary rights of any third party but claims of infringement are becoming increasingly common and third parties may assert infringement claims against us. It may be difficult or impossible to identify, prior to receipt of notice from a third party, the trade secrets, patent position or other intellectual property rights of a third party, either in the United States or in foreign jurisdictions. Any such assertion may result in litigation or may require us to obtain a license for the intellectual property rights of third parties. If we are required to obtain licenses to use any third-party technology, we would have to pay royalties, which may significantly reduce any profit on our products or may be prohibitively expensive and prevent us from continuing to use that technology. In addition, any such litigation, even if without merit, could be expensive and disruptive to our ability to generate revenue or enter new market opportunities. If any of our products were found to infringe other parties’ proprietary rights and we are unable to come to terms regarding a license with such parties, we may be forced to modify our products to make them non-infringing, to pay substantial damages to our end users to discontinue their use of or replace infringing technology sold to them with non-infringing technology, or to cease production of such products altogether.

We may not be able to protect our intellectual property rights.

We rely on a combination of trademark, fair trade practice, patent, copyright and trade secret protection laws, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights. We may not be able to effectively protect our intellectual property rights or to enforce our contractual rights. In addition, policing any unauthorized use of our intellectual property is difficult, time-consuming and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. If we resort to litigation to enforce our intellectual property rights, this litigation could result in substantial costs and a diversion of our managerial and financial resources.

There can be no assurance that we will prevail in any litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

Confidentiality agreements with employees and third parties may not prevent unauthorized disclosure of trade secrets and other proprietary information, and our inability to maintain the confidentiality of that information, due to unauthorized disclosure or use, or other event, could have a material adverse effect on our business.

In addition to the protection afforded by patents, we seek to rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce, and any other elements of our product discovery and development processes that involve proprietary know-how, information, or technology that is not covered by patents. Trade secrets, however, may be difficult to protect. We seek to protect our proprietary processes, in part, by entering into confidentiality agreements with our employees, consultants, advisors, contractors and collaborators. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, advisors, contractors, and collaborators might intentionally or inadvertently disclose our trade secret information to competitors. In addition, competitors may otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, or misappropriation of our intellectual property by third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, operating results and financial condition.

Being a public company is expensive and administratively burdensome.

As a public reporting company, we are subject to the information and reporting requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and other federal securities laws, rules and regulations related thereto, including compliance with the Sarbanes-Oxley Act. Complying with these laws and regulations requires the time and attention of our Board of Directors and management and increases our expenses. We estimate the Company will incur approximately $400,000 to $600,000 annually in connection with being a public company.

Among other things, we are required to:

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maintain and evaluate a system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

●	prepare and distribute periodic reports in compliance with our obligations under federal securities laws;
●	institute a more comprehensive compliance function, including with respect to corporate governance; and
●	involve, to a greater degree, our outside legal counsel and accountants in the above activities.

The costs of preparing and filing annual and quarterly reports, proxy statements and other information with the SEC and furnishing audited reports to stockholders are expensive and much greater than that of a privately-held company, and compliance with these rules and regulations may require us to hire additional financial reporting, internal controls and other finance personnel, and will involve a material increase in regulatory, legal and accounting expenses and the attention of management. There can be no assurance that we will be able to comply with the applicable regulations in a timely manner, if at all. In addition, being a public company makes it more expensive for us to obtain director and officer liability insurance. In the future, we may be required to accept reduced coverage or incur substantially higher costs to obtain this coverage.

We may fail to maintain effective internal control over financial reporting and effective disclosure controls and procedures, and as a result, we may not be able to accurately report our financial results in a timely manner or prevent fraud, which may adversely affect investor confidence in our company.

We are required to comply with the SEC’s rules implementing Sections 302 and 404(a) of the Sarbanes-Oxley Act of 2002, which require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of internal controls over financial reporting. As a smaller reporting company, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404(b) until we are no longer a smaller reporting company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event material weaknesses have been identified in our internal control over financial reporting.

To comply with the requirements of being a public company, we have undertaken and will need to undertake additional actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to errors or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. Testing and maintaining internal control can divert our management’s attention from other matters that are important to the operation of our business. In addition, when evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadlines imposed upon us for compliance with the requirements of Section 404. If we identify any material weaknesses in our internal controls over financial reporting or we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer a smaller reporting company, investors may lose confidence in the accuracy and completeness of our financial reports. As a result, the market price of our common stock could be materially adversely affected.

We will become subject to a broad range of laws and regulations, and future laws and regulations may impose additional requirements and other obligations that could materially and adversely affect our business, financial condition and results of operations, as well as the trading prices of our securities.

The industries in which we plan to operate, including online and mobile commerce, digital media, and entertainment and other online content offerings, as well as certain important business processes, including those that may be deemed as relating to payment and settlement of funds, are highly regulated. Government authorities across the globe are likely to continue to issue new laws, rules and regulations and enhance enforcement of existing laws, rules and regulations in these industries. They have imposed, and may continue to impose, requirements or restrictions relating to, among other things, the provision of certain regulated products or services through platforms, new and additional licenses, permits and approvals, renewals and amendments of licenses, or governance or ownership structures, on us or certain of our businesses and our users. Failure to obtain and maintain such required licenses or approvals may materially and adversely affect our business.

If we are successful in implementing our business strategy we will generate and process a large amount of data, including personal data, and the improper use or disclosure of data could result in regulatory investigations and penalties, and harm our reputation and have a material adverse effect on the trading prices of our securities, our business and our prospects.

If we are successful in implementing our business strategy, we will generate and process a large amount of data. Our privacy policies concerning the collection, use and disclosure of personal data are posted on our platforms. We face risks inherent in handling and protecting large volumes of data, especially consumer data. We face several challenges relating to data from transactions and other activities on our platforms, including:

●	protecting the data in and hosted on our system, including against attacks on our system or unauthorized use by outside parties or fraudulent behavior or improper use by our employees;
●

addressing concerns, challenges, negative publicity and litigation related to data privacy, collection, use and actual or perceived sharing for promotional and other purposes (including sharing among our own businesses, with business partners or regulators, and concerns among the public about the alleged discriminatory treatment adopted by Internet platforms based on user profile), safety, security and other factors that may arise from our existing businesses or new businesses and technologies, such as new forms of data (for example, biometric data, location information and other demographic information); and

●

complying with applicable laws, rules and regulations relating to the collection (from users and other third-party systems or sources), use, storage, transfer, disclosure and security of personal data, including requests from data subjects and regulatory and government authorities.

Our business is subject to complex and evolving domestic and international laws and regulations regarding privacy and data protection. These laws and regulations can be complex and stringent, and many are subject to change and uncertain interpretation, which could result in claims, changes to our data and other business practices, regulatory investigations, penalties, increased cost of operations, or declines in user growth or engagement, or otherwise affect our business.

Regulatory authorities around the world have implemented and are considering further legislative and regulatory proposals concerning data protection. New laws and regulations that govern new areas of data protection or impose more stringent requirements may be introduced in jurisdictions where we may conduct business or may expand into. It is possible that existing or newly- introduced laws and regulations, or their interpretation, application or enforcement, could significantly affect the value of our data, force us to change our data and other business practices and cause us to incur significant compliance costs.

As we further expand our operations into international markets, we will be subject to additional laws in other jurisdictions where we operate and where our consumers, users, merchants, customers and other participants are located. The laws, rules and regulations of other jurisdictions may be more comprehensive, detailed and nuanced in their scope, and may impose requirements and penalties that conflict with, or are more stringent than, those to which we are currently subject. In addition, these laws, rules and regulations may restrict the transfer of data across jurisdictions, which could impose additional and substantial operational, administrative and compliance burdens on us, and may also restrict our business activities and expansion plans, as well as impede our data-driven business strategies. Complying with laws and regulations for an increasing number of jurisdictions could require significant resources and costs.

The nature of our business involves significant risks and uncertainties that may not be covered by insurance or indemnity.

We develop and sell products where insurance or indemnification may not be available, including:

●	Designing and developing products using advanced and unproven technologies in intelligence and homeland security applications that are intended to operate in high demand, high risk situations; and
●	Designing and developing products to collect, distribute and analyze various types of information.

Failure of certain of our products could result in loss of life or property damage. Certain products may raise questions with respect to issues of privacy rights, civil liberties, intellectual property, trespass, conversion and similar concepts, which may raise new legal issues. Indemnification to cover potential claims or liabilities resulting from a failure of technologies developed or deployed may be available in certain circumstances but not in others. We are not able to maintain insurance to protect against all operational risks and uncertainties. Substantial claims resulting from an accident, failure of our product, or liability arising from our products in excess of any indemnity or insurance coverage (or for which indemnity or insurance is not available or was not obtained) could harm our financial condition, cash flows, and operating results. Any accident, even if fully covered or insured, could negatively affect our reputation among our customers and the public, and make it more difficult for us to compete effectively.

Our operations in international markets, and earnings in those markets, may be affected by changes in global cultural, political, and financial market conditions as well as potential changes in regulations, legislation and government policies such as tariffs, tax laws and global trade policies.

Approximately 67% of our sales for the year ended December 31, 2024 were earned in international markets. As such our ability to maintain the current level of operations in our existing international markets and to capitalize on growth in existing and new international markets is subject to risks associated with international operations.

Our products are subject to increasingly stringent and complex domestic and foreign product labeling and performance and safety standards, laws and other regulations. These requirements could result in greater expense associated with compliance efforts, and failure to comply with these regulations could result in a delay, non-delivery, recall, or destruction of inventory shipments during key seasons or in other financial penalties. Significant or continuing noncompliance with these standards and laws could disrupt our business and harm our reputation.

These include the burdens of complying with a variety of foreign laws and regulations, unexpected changes in regulatory requirements, new tariffs or other barriers to some international markets. For example, any future withdrawal or renegotiation of trade agreements, and the prosecution of trade disputes or the imposition of tariffs, duties, taxes and other charges on imports or exports between the United States and countries like China, Canada and Mexico may adversely affect our ability to operate our business and execute our growth strategy. In addition, it may be more difficult for us to enforce agreements, collect receivables, receive dividends and repatriate earnings through foreign legal systems.

We cannot predict whether quotas, duties, taxes, exchange controls, current or future trade wars or other restrictions will be imposed by the United States, China, Canada and Mexico or other countries upon the import or export of our products and the commodities and components used to manufacture our products, or what effect any of these actions would have on our business, financial condition or results of operations. We cannot predict whether there might be changes in our ability to repatriate earnings or capital from international jurisdictions. Changes in regulatory and geopolitical policies and other factors may adversely affect our business or may require us to modify our current business practices. In addition, global economic uncertainty relating to the effects of fiscal and political crises and political and economic disputes, changes in consumer spending, foreign currency exchange rate fluctuations, political unrest, natural disasters or other crises, terrorist acts, acts of war and/or military operations, could have a material adverse effect on our financial condition, results of operations and cash flows.

Risks Related to Our e-Commerce Business

Our sales may be impacted should there be a disruption of service to our Amazon or Alibaba online storefronts.

The Company’s Amazon online marketplaces represented approximately 32.8% and 51.6% of total sales for the years ended December 31, 2024, and 2023, respectively. In July 2021 we commenced sales through the Alibaba storefront. These marketplaces will represent a significant portion of our sales in the foreseeable future. Should there be a disruption of Amazon or Alibaba services or our ability to maintain storefronts with Amazon or Alibaba, our sales will likely decrease, and we would have to seek other distribution methods to sell our products online, which may be costly. In addition, if and to the extent the cost structure of the Amazon marketplace listing changes, such an increase could have a material adverse effect on the Company’s sales through this platform. Furthermore, our products sold on Amazon are subject to Amazon’s terms of service and various other Amazon seller policies that apply to third parties selling products on Amazon’s marketplace. Amazon’s terms of service provide, among other things, that it may terminate or suspend its agreement with any seller or any of its services being provided to a seller at any time and for any reason. In addition, if Amazon determines that any seller’s actions or performance, including ours, may result in violations of its terms or policies, or create other risks to Amazon or to third parties, then Amazon may in its sole discretion withhold any payments owed for as long as Amazon determines any related risk to Amazon or to third parties persist. Further, if Amazon determines that any seller’s, including our, accounts have been used to engage in deceptive, fraudulent or illegal activity, or that such accounts have repeatedly violated its policies, then Amazon may in its sole discretion permanently withhold any payments owed. Moreover, Amazon in its sole discretion may suspend a seller account and product listings if Amazon determines that a seller has engaged in conduct that violates any of its policies. Any limitation or restriction on our ability to sell on Amazon’s platform could have a material impact on our business, results of operations, financial condition and prospects. We also rely on services provided by Amazon’s fulfillment platform which provides expedited shipping to the consumer, an important aspect in the buying decision for consumers. Any inability to market our products for sale with delivery could have a material impact on our business, results of operations, financial condition and prospects. Failure to remain compliant with the fulfillment practices on Amazon’s platform could have a material impact on our business, results of operations, financial condition and prospects.

Creating and maintaining a trusted status of our online marketing presence or ecosystem will be critical to our viability and growth, and any failure to do so could severely damage our reputation, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

Any loss of trust in our online presence could harm our reputation, and could result in consumers, merchants, brands, retailers, intellectual property holders and other participants reducing their levels of activity, which could materially reduce our revenue and profitability, if any. Our ability to maintain trust in our online capabilities will be based in large part upon:

●	the quality, value and functionality of products and services offered;
●	the reliability and integrity of our company and our e-commerce websites, as well as of the merchants,
●	software developers, logistics providers, service providers, intellectual property holders and other participants in our ecosystem;
●	our commitment to high levels of service;
●	the safety, security and integrity of the data on our systems, and those of other participants on our e-commerce websites;
●	the strength of our measures to protect consumers and intellectual property rights owners; and
●	our ability to provide reliable and trusted payment and escrow services through our arrangements with third party service providers.

Our current plans contemplate that we will expand our online marketing presence primarily via the Alibaba ecosystem. Any termination or material change in our relationship with Amazon or Alibaba could have a material adverse effect on our business, financial condition, results of operations and prospects.

Any termination or material change in our relationship with Amazon or Alibaba could have a material adverse effect on our business, financial condition, results of operations and prospects. We expect that Alibaba will represent one of our primary online marketing channels. Any adverse development in our relationship with these online markets could result in an immediate and significant adverse impact in our online marketing presence, revenues, operating results and financial condition. It could also result in a loss of trust by consumers, merchants, brands, retailers, intellectual property holders and other participants reducing their levels of activity, which could further materially reduce our revenues and profitability, if any.

We may not be able to maintain or grow our revenue or our business.

Our revenue growth also depends on our ability to grow our core businesses, newly developed businesses, as well as businesses that we may acquire or which we may consolidate. We are exploring and will continue to explore in the future new business initiatives, including in industries and markets in which we have limited or no experience, as well as new business models, that may be untested. Developing new businesses, initiatives and models requires significant investments of time and resources, and may present new and difficult technological, operational and compliance challenges. Particularly in the e-commerce space, we face various challenges while facilitating the convergence of online and offline retail and digitalization of offline business operations. Many of these challenges may be specific to business areas with which we do not have sufficient experience. Also, as we grow our direct sales businesses, we face new and increased risks, such as risks relating to inventory procurement and management, including failure to stock sufficient inventory to meet demands or additional costs or write-offs resulting from overstocking, supply chain management, accounts receivable and related potential impairment charges, as well as new and heightened regulatory requirements and increased liabilities to which we are subject as operators of direct sales businesses, including those relating to consumer protection, customs and permits and licenses, and allegations of unfair business practices. Failure to adequately address these and other risks and challenges relating to our direct sales business may harm our relationship with customers and consumers, adversely affect our business and results of operations and subject us to regulatory scrutiny or liabilities. We may encounter difficulties or setbacks in the execution of various growth strategies, and those strategies may not generate the returns we expect within the timeframe we anticipate, or at all. In addition, our overall revenue growth may slow, or our revenues may decline for other reasons, including increasing customer acquisition costs, increasing competition, disruptions to the global economy from pandemics, natural disasters or other events, as well as changes in the geopolitical landscape, government policies or general economic conditions. As our revenue grows to a higher base level, our revenue growth rate may slow in the future.

If we are unable to compete effectively, our business, financial condition and results of operations would be materially and adversely affected.

We face intense competition from established Internet companies, as well as from global and regional e-commerce players. These areas of our business are subject to rapid market change, the introduction of new business models, and the entry of new and well-funded competitors. Increased investments made and lower prices offered by our competitors may require us to divert significant managerial, financial and human resources to remain competitive, and ultimately may reduce our market share and negatively impact the profitability of our business.

In addition, the development of new technologies and satellite systems, including Low Earth Orbit (LEO) constellations designed to deliver global satellite internet and support voice and data calls via mobile phones, may reduce the competitiveness of some of our products or render them obsolete in the future.

Our ability to compete depends on several factors, some of which may be beyond our control, including alliances, acquisitions or consolidations within our industries that may result in stronger competitors, technological advances, shifts in customer preferences and changes in the regulatory environment in the markets we operate. Existing and new competitors may leverage their established platforms or market positions, or introduce innovative business models or technologies, to launch highly engaging content, products or services that may attract a large user base and achieve rapid growth, which may make it more challenging for us to acquire new customers and materially and adversely affect our business expansion and results of operations.

If we are not able to compete effectively, the level of economic activity and user engagement in our ecosystem may decrease and our market share and profitability may be negatively affected, which could materially and adversely affect our business, financial condition and results of operations, as well as our reputation and brand.

We may not be able to maintain and improve our online marketing, which could negatively affect our business and prospects.

Our ability to maintain a healthy and vibrant ecosystem among consumers, merchants, brands, retailers, Intellectual Property holders and other participants is critical to our success. The extent to which we are able to create, maintain and strengthen these market channels depends on our ability to:

●	offer secure and open e-commerce websites for all participants and balance the interests of these participants;
●	provide a wide range of high-quality product offerings to consumers;
●	attract and retain a wide range of consumers, merchants, brands and retailers;
●	provide effective technologies, infrastructure and services that meet the evolving needs of consumers, merchants, brands, retailers and other ecosystem participants;
●	arrange secure and trusted payment settlement services;
●	address user concerns with respect to data security and privacy;
●	improve our logistics data and coordinate fulfillment and delivery services with logistics service providers;
●	attract and retain third-party service providers that are able to provide quality services on commercially reasonable terms to our merchants, brands, retailers and other ecosystem participants;
●	maintain the quality of our customer service; and
●	continue adapting to the changing demands of the market.

In addition, changes we make to our current operations to enhance and improve our online presence or to comply with regulatory requirements may be viewed positively from one participant group’s perspective, such as consumers, but may have negative effects from another group’s perspective, such as merchants. If we fail to balance the interests of all participants in our ecosystem, consumers, merchants, brands, retailers and other participants may spend less time, mind share and resources on our platforms and may conduct fewer transactions or use alternative platforms, any of which could result in a material decrease in our revenue and net income.

If we are not able to continue to innovate or if we fail to adapt to changes in our various industries, our business, financial condition and results of operations would be materially and adversely affected.

The e-commerce business is subject to rapidly changing technology, evolving industry standards, new mobile apps and protocols, new products and services, new media and entertainment content – including user-generated content – and changing user demands and trends. Furthermore, our domestic and international competitors are continuously developing innovations in personalized search and recommendation, online shopping and marketing, communications, social networking, entertainment, logistics and other services, to enhance user experience. The changes and developments taking place in our industry may also require us to re-evaluate our business model and adopt significant changes to our long-term strategies and business plans. Our failure to innovate and adapt to these changes and developments in a timely manner could have a material adverse effect on our business, financial condition and results of operations. Even if we timely innovate and adopt changes in our strategies and plans, we may nevertheless fail to realize the anticipated benefits of these changes or even generate lower levels of revenue as a result.

Our failure to manage the significant management, operational and financial challenges involved in growing our business and operations could harm us.

If we are successful in implementing our plans, our business will become increasingly complex as the scale, diversity and geographic coverage of our business and our workforce continue to expand through both organic growth and acquisitions. This expansion will place a significant strain on our management, operational and financial resources. The challenges involved in expanding our businesses require our employees to handle new and expanded responsibilities and duties. If our employees fail to adapt to the expansion or if we are unsuccessful in hiring, training, managing and integrating new employees or retraining and expanding the roles of our existing employees, our business, financial condition and results of operations may be materially harmed. Moreover, our current and planned staffing, systems, policies, procedures and controls may not be adequate to support our future operations. To effectively manage continuing expansion and growth of our operations and workforce, we will need to continue to improve our personnel management, transaction processing, operational and financial systems, policies, procedures and controls, which could be particularly challenging as we acquire new operations with different and incompatible systems in new industries or geographic areas. These efforts will require significant managerial, financial and human resources. There can be no assurance that we will be able to effectively manage our growth or to implement all these systems, policies, procedures and control measures successfully. If we are not able to manage our growth effectively, our business and prospects may be materially and adversely affected.

We face risks relating to our acquisitions, investments and alliances.

We expect to evaluate and consider a wide array of potential strategic transactions as part of our overall business strategy, including business combinations, acquisitions of businesses, technologies, services, products and other assets, as well as strategic investments, joint ventures, licenses and alliances. At any given time, we may be engaged in discussing or negotiating a range of these types of transactions. These transactions involve significant challenges and risks, including:

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difficulties in, and significant and unanticipated additional costs and expenses resulting from, integrating into our business the large number of personnel, operations, products, services, technology, internal controls and financial reporting of the businesses we acquire;

●	disruption of our ongoing business, distraction of and significant time and attention required from our management and employees and increases in our expenses;
●	departure of skilled professionals and proven management teams of acquired businesses, as well as the loss of established client relationships of those businesses we invest in or acquire;
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for investments over which we may not obtain management and operational control, we may lack influence over the controlling partners or shareholders, or may not have aligned interests with those of our partners or other shareholders;

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additional or conflicting regulatory requirements, heightened restrictions on and scrutiny of investments, acquisitions and foreign ownership in other jurisdictions, on national security grounds or for other reasons, regulatory requirements such as filings and approvals under the anti-monopoly and competition laws, rules and regulations, the risk that acquisitions or investments may fail to close, due to political and regulatory challenges or protectionist policies, as well as related compliance and publicity risks;

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actual or alleged misconduct, unscrupulous business practices or non-compliance by us or any company we acquire or invest in or by its affiliates or current or former employees, whether before, during or after our acquisition or investments;

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difficulties in identifying and selecting appropriate targets and strategic partners, including potential loss of opportunities for strategic transactions with competitors of our investee companies and strategic partners; and

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difficulties in conducting sufficient and effective due diligence on potential targets and unforeseen or hidden liabilities or additional incidences of non-compliance, operating losses, costs and expenses that may adversely affect us following our acquisitions or investments or other strategic transactions.

These and other risks could lead to negative publicity, increased regulatory scrutiny, litigation, government inquiries, investigations, actions or penalties against us and the companies we invest in or acquire on the ground of non-compliance with regulatory requirements, or even against our other businesses, and may force us to incur significant additional expenses and allocate significant management and human resources to rectify or improve these companies’ corporate governance standards, disclosure controls and procedures or internal controls and systems. As a result, we may experience significant difficulties and uncertainties carrying out investments and acquisitions, and our growth strategy, reputation and/or the trading prices of our securities may be materially and adversely affected.

We face challenges in expanding our international and cross-border businesses and operations.

In addition to risks that generally apply to our acquisitions and investments, we face risks associated with expanding into an increasing number of markets where we have limited or no experience, we may be less well-known or have fewer local resources and we may need to localize our business practices, culture and operations. We also face protectionist or national security policies that could, among other things, hinder our ability to execute our business strategies and put us at a competitive disadvantage relative to domestic companies in other jurisdictions.

In addition, compliance with cross-border e-commerce tax laws that apply to our businesses will also affect a number of our businesses, increase our compliance costs and subject us to additional risks. Failure to manage these risks and challenges could negatively affect our ability to expand our international and cross-border businesses and operations as well as materially and adversely affect our business, financial condition and results of operations.

We are heavily reliant on Charles Fernandez, our Executive Chairman and Chief Executive Officer, and the departure or loss of Mr. Fernandez could disrupt our business.

The Company depends heavily on the continued efforts of Charles Fernandez, our Executive Chairman and Chief Executive Officer. Mr. Fernandez’s services are essential to the Company’s strategic vision and would be difficult to replace. The departure or loss of Mr. Fernandez, or the inability to timely hire and retain a qualified replacement, could negatively impact the Company’s ability to manage its business.

We are heavily reliant on David Phipps, our President and Chief Executive Officer of Global Operations and a director, and the departure or loss of David Phipps could disrupt our business.

The Company depends heavily on the continued efforts of David Phipps, our President and Chief Executive Officer of Global Operations and a director. Mr. Phipps is the founder of Global Telesat Communications LTD (“GTC”) and is essential to the Company’s day-to-day operations and would be difficult to replace. The departure or loss of Mr. Phipps, or the inability to timely hire and retain a qualified replacement, could negatively impact the Company’s ability to manage its business.

If we are unable to recruit and retain key management, technical and sales personnel, our business would be negatively affected.

For our business to be successful, we need to attract and retain highly qualified technical, management and sales personnel. The failure to recruit additional key personnel when needed with specific qualifications and on acceptable terms or to retain good relationships with our partners might impede our ability to continue to develop, commercialize and sell our products. To the extent the demand for skilled personnel exceeds supply, we could experience higher labor, recruiting and training costs in order to attract and retain such employees. We face competition for qualified personnel from other companies with significantly more resources available to them and thus may not be able to attract the level of personnel needed for our business to succeed.

We depend on key management as well as experienced and capable personnel generally, and any failure to attract, motivate and retain our staff could severely hinder our ability to maintain and grow our business.

Our future success is significantly dependent upon the continued service of our key executives and other key employees, particularly in new business areas we are expanding into. If we lose the services of any member of management or key personnel, we may not be able to locate suitable or qualified replacements and may incur additional expenses to recruit and train new staff.

As our business develops and evolves, it may become difficult for us to continue to retain our employees. A number of our employees, including many members of management, may choose to pursue other opportunities outside of us. If we are unable to motivate or retain these employees, our business may be severely disrupted, and our prospects could suffer.

The size and scope of our ecosystem also requires us to hire and retain a wide range of capable and experienced personnel who can adapt to a dynamic, competitive and challenging business environment. We will need to continue to attract and retain experienced and capable personnel at all levels, including members of management, as we expand our business and operations. Our various incentive initiatives may not be sufficient to retain our management and employees. Demand for talent in our industry is intense, and the availability of suitable and qualified candidates is limited. Competing demand for qualified personnel could cause us to offer higher compensation and other benefits to attract and retain them. Even if we were to offer higher compensation and other benefits, there can be no assurance that these individuals will choose to join or continue to work for us. Any failure to attract or retain key management and personnel could severely disrupt our business and growth.

Failure to deal effectively with fraudulent or illegal activities by our employees, business partners or service providers would harm our business.

Illegal, fraudulent, corrupt or collusive activities or misconduct, whether actual or perceived, by our employees could subject us to liability or negative publicity, which could severely damage our brand and reputation. We will implement internal controls and policies with regard to the review and approval of merchant accounts, interactions with business partners and government officials, account management, sales activities, data security and other relevant matters. However, there can be no assurance that our controls and policies will prevent fraud, corrupt or illegal activity or misconduct by our employees or that similar incidents will not occur in the future. As we expand our operations, in particular our businesses that provide services to governments and public institutions, we are subject to additional internal control and compliance requirements relating to corrupt and other illegal practices by our employees, and we may also be held liable for misconduct by our business partners and service providers. Failure to comply or ensure our employees, business partners and service providers to comply with these requirements, whether alleged or actual, could subject us to regulatory investigations and liabilities, which would materially and adversely affect our business operations, customer relationships, reputation and the trading price of our securities.

If the logistics service providers used by our merchants fail to provide reliable logistics services, our business and prospects, as well as our financial condition and results of operations, may be materially and adversely affected.

Interruptions to or failures in logistics services could prevent the timely or proper delivery of products to consumers, which would negatively impact on our competitive position as well as harm the reputation of our ecosystem and the businesses we operate. These interruptions or failures may be due to events that are beyond the control of any of these logistics service providers, such as inclement weather, natural disasters, pandemics or epidemics, accidents, transportation disruptions, including special or temporary restrictions or closings of facilities or transportation networks due to regulatory or political reasons, or labor unrest or shortages. These logistics services could also be affected or interrupted by business disputes, industry consolidation, insolvency or government shutdowns. The merchants in our ecosystem may not be able to find alternative logistics service providers to provide logistics services in a timely and reliable manner, or at all. If the products sold by merchants in our ecosystem are not delivered in proper condition, on a timely basis or at shipping rates that are commercially acceptable to marketplace participants, our business and prospects, as well as our financial condition and results of operations could be materially and adversely affected.

Failure to deal effectively with any fraud perpetrated and fictitious transactions conducted in our ecosystem, and other sources of customer dissatisfaction, would harm our business.

Although we are implementing various measures to detect and reduce the occurrence of fraudulent activities in connection with other businesses we operate, there can be no assurance that these measures will be effective in combating fraudulent transactions or improving overall satisfaction among our consumers, merchants and other participants. Additional measures that we take to address fraud could also negatively affect the attractiveness of our marketplaces and other businesses we operate to consumers or merchants. In addition, merchants in our marketplaces contribute to a fund to provide consumer protection guarantees. If our merchants do not perform their obligations under these programs, we may use funds that have been deposited by merchants in a consumer protection fund to compensate consumers. If the amounts in the fund are not sufficient, we may choose to compensate consumers for losses, although currently we are not legally obligated to do so. If, as a result of regulatory developments, we are required to compensate consumers, we will incur additional expenses. Although we have recourse against our merchants for any amounts we incur, there can be no assurance that we would be able to collect these amounts from our merchants.

Government authorities, industry watchdog organizations or other third parties may issue reports or engage in other forms of public communications concerning alleged fraudulent or deceptive conduct on our platforms. Negative publicity and user sentiment generated as a result of these reports or allegations could severely diminish consumer confidence in and use of our services, reduce our ability to attract new or retain current merchants, consumers and other participants, damage our reputation, result in shareholder or other litigation, diminish the value of our brand, and materially and adversely affect our business, financial condition and results of operations.

Our e-commerce platforms could be disrupted by network interruptions.

Our e-commerce platforms depend on the efficient and uninterrupted operation of our computer and communications systems. System interruptions and delays may prevent us from efficiently processing the large volume of transactions on our marketplaces and other businesses we operate.

Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at our facilities, including power outages, system failures, telecommunications delays or failures, construction accidents, break-ins to IT systems, computer viruses or human errors, could result in delays in or temporary outages of our platforms or services, loss of our, consumers’ and customers’ data and business interruption for us and our customers. Any of these events could damage our reputation, significantly disrupt our operations and the operations of the participants in our ecosystem and subject us to liability, heightened regulatory scrutiny and increased costs, which could materially and adversely affect our business, financial condition and results of operations.

Natural disasters or terrorist attacks could have an adverse effect on our business.

Natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our systems and operations. A failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation.

Security breaches and attacks against our systems and network, and any potentially resulting breach or failure to otherwise protect personal, confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.

Our cybersecurity measures may not detect, prevent or control all attempts to compromise our systems or risks to our systems, including distributed denial-of-service attacks, viruses, Trojan horses, malicious software, break-ins, phishing attacks, third-party manipulation, security breaches, employee misconduct or negligence or other attacks, risks, data leakage and similar disruptions that may jeopardize the security of data stored in and transmitted by our systems or that we otherwise maintain. Breaches or failures of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of user information, or denial-of-service or other interruptions to our business operations. In addition, breaches or failures of the systems and cybersecurity measures of our third-party service providers could also result in unauthorized access to our data and user information. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers, there can be no assurance that we will be able to anticipate, or implement adequate measures to protect against, these attacks. Moreover, if the security of domain names is compromised, we will be unable to use the domain names in our business operations, which could materially and adversely affect our business operations, reputation and brand image. If we fail to implement adequate encryption of data transmitted through the networks of the telecommunications and Internet operators we rely upon, there is a risk that telecommunications and Internet operators or their business partners may misappropriate our data, which could materially and adversely affect our business operations and reputation.

Non-compliance with, or changes in, the legal and regulatory environment in the countries in which we operate could increase our costs or reduce our net operating revenues.

Our business is subject to various laws and regulations in the US and in the countries throughout the world in which we do business, including laws and regulations relating to commerce, intellectual property, trade, environmental, health and safety, commerce and contracts, privacy and communications, consumer protection, web services, tax, and state corporate laws and securities laws; and specifically in the communications equipment industry, many of which are still evolving and could be interpreted in ways that could harm our business. There is no assurance that we will be completely effective in ensuring our compliance with all applicable laws and regulations. Changes in applicable laws or regulations or evolving interpretations thereof, including increased government regulations, may result in increased compliance costs, capital expenditures and other financial obligations for us and could affect our profitability or impede the production or distribution of our products, which could affect our net operating revenues.

Tightening of tax compliance efforts that affect our merchants could materially and adversely affect our business, financial condition and results of operations.

Tax legislation relating to the ecosystem is still developing. Governments may promulgate or strengthen the implementation of tax regulations that impose obligations on e-commerce companies, which could increase the costs to consumers and merchants and make our platforms less competitive in these jurisdictions. Governments may require e-commerce companies to assist in the enforcement of tax registration requirements and the collection of taxes with respect to the revenue or profit generated by merchants from transactions conducted on their platforms. We may also be requested by tax authorities to supply information about our merchants, such as transaction records and bank account information, and assist in the enforcement of other tax regulations, including the payment and withholding obligations against our merchants. As a result of more stringent tax compliance requirements and liabilities, we may lose existing merchants and potential merchants might not be willing to open storefronts on our marketplaces, which could in turn negatively affect us. Stricter tax enforcement by tax authorities may also reduce the activities by merchants on our platforms and result in liability to us. Any heightened tax law enforcement against participants in our marketing platforms (including imposition of reporting or withholding obligations on operators of marketplaces with respect to VAT of merchants and stricter tax enforcement against merchants generally) could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if property or people are harmed by the products and services sold through our platforms.

Government authorities place high importance on consumer protection. Moreover, as part of our growth strategy, we expect to increase our focus on food, food delivery, food supplements and beverages, mother care, cosmetics, baby care, pharmaceutical and healthcare products and services, as well as electronics products, both as a platform operator and as part of our directly operated business. We have also invested in companies involved in these sectors. These activities could pose increasing challenges to our internal control and compliance systems and procedures, including our control over and management of third-party service personnel, and expose us to substantial increasing liability, negative publicity and reputational damage arising from consumer complaints, harms to personal health or safety or accidents involving products or services offered through our platforms or provided by us.

Operators of e-commerce platforms are subject to certain provisions of consumer protection laws even where the operator is not the merchant of the product or service purchased by the consumer. In addition, if we do not take appropriate remedial action against merchants or service providers for actions, they engage in that we know, or should have known, would infringe upon the rights and interests of consumers, we may be held jointly liable for infringement alongside the merchant or service provider.

We may also face increasing scrutiny from consumer protection regulators and activists, as well as increasingly become a target for litigation, in the United States, Europe and other jurisdictions.

Consumer complaints and associated negative publicity could materially and adversely harm our reputation and affect our business expansion. Claims brought against us under consumer protection laws, even if unsuccessful, could result in significant expenditure of funds and diversion of management time and resources, which could materially and adversely affect our business operations, net income and profitability.

Our business activities may be subject to the Foreign Corrupt Practices Act (“FCPA”), the UK Bribery Act 2010 (“UK Bribery Act”), and other similar anti-bribery and anti-corruption laws of other countries in which we operate.

We have conducted and have ongoing business operations in international locations, and may in the future initiate business operations in additional countries other than the U.S. Our business activities may be subject to the FCPA, the UK Bribery Act and other similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate. The FCPA generally prohibits offering, promising, giving or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is regulated and therefore involves interaction with public officials, including officials of non-U.S. governments. There is no certainty that all of our employees, agents or contractors, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, the closing down of our facilities, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees and our business, prospects, operating results and financial condition.

Our reputation, our brand and our business may be harmed by aggressive marketing and communications strategies of our competitors.

Due to intense competition in our industry, we have been and may be the target of incomplete, inaccurate and false statements and complaints about us and our products and services that could damage our reputation and brand and materially deter consumers and customers from spending in our ecosystem. In addition, competitors have used, and may continue to use, methods such as lodging complaints with regulators, initiating frivolous and nuisance lawsuits, and other forms of attack litigation and “lawfare” that attempt to harm our reputation and brand, hinder our operations, force us to expend resources on responding to and defending against these claims, and otherwise gain a competitive advantage over us by means of litigious and accusatory behavior. Our ability to respond on share price-sensitive information to our competitors’ misleading marketing efforts, including lawfare, may be limited during our self-imposed quiet periods around quarter ends consistent with our internal policies or due to legal prohibitions on permissible public communications by us during certain other periods.

Risks Related to Doing Business in China

Our current business expansion involves an increase in the business we do in China. Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial conditions and results of operations.

We currently market our products and services in China, and may establish operations in China at a future time, all of which may expose our business, prospects, financial condition and results of operations to an increasingly significant extent to political, economic, and social conditions in China generally.

The Chinese economy differs from the economies of most developed countries in many respects, including the degree of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned or controlled by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and in various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations.

Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Uncertainties with respect to the PRC legal system could adversely affect us.

The Peoples Republic of China (“PRC” or “China”) legal system is a civil law system based on written statutes, where prior court decisions have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties. Although we have taken measures to comply with the laws and regulations applicable to our business operations and to avoid conducting any non-compliant activities under these laws and regulations, the PRC governmental authorities may promulgate new laws and regulations regulating our business. Moreover, developments in our industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies. As a result, we may be required by the regulators to upgrade the licenses or permits we may obtain, to obtain additional licenses, permits, approvals, to complete additional filings or registrations for the services we provide, or to modify our business practices. Any failure to upgrade, obtain or maintain such licenses, permits, filings or approvals or requirement to modify our business practices may subject us to various penalties, including, among others, the confiscation of revenues and imposition of fines. We cannot assure you that our business operations would not be deemed to violate any existing or future PRC laws or regulations, which in turn may limit or restrict us, and could materially and adversely affect our business and operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered and could materially and adversely affect our business and the results of operations.

Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability regarding our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

Recent litigation and negative publicity surrounding China-based companies listed in the United States may negatively impact the trading price of our securities.

We believe that recent litigation and negative publicity surrounding companies with operations in China that are listed in the United States have negatively impacted the stock prices of these companies. Certain politicians in the United States have publicly warned investors to shun China-based companies listed in the United States. The SEC and the Public Company Accounting Oversight Board (United States), or the PCAOB, also issued a joint statement on April 21, 2020, reiterating the disclosure, financial reporting and other risks involved in the investments in companies that are based in emerging markets as well as the limited remedies available to investors who might take legal action against such companies. Furthermore, various equity-based research organizations have recently published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of our securities to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

Fluctuations in exchange rates could have a material and adverse effect on the results of our operations and the value of your investment.

The conversion of Renminbi, the official currency of China, into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC, or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of our securities. For example, to the extent that we need to convert Renminbi we receive in payment for products and services into U.S. dollars to pay our operating expenses, depreciation of Renminbi against the U.S. dollar would have an adverse effect on the amount of the U.S. dollars we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our securities.

In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into other currencies, such as the U.S. dollar. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Approval from or registration with appropriate government authorities or delegated banks is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient currency to satisfy our US or PRC currency demands, our operations could be adversely affected.

Risks Related to Our Healthcare Business

We derive a significant portion of our sales from prescription drug sales reimbursed by pharmacy benefit management companies.

We derive a significant portion of our sales from prescription drug sales reimbursed through prescription drug plans administered by PBM companies. PBM companies typically administer multiple prescription drug plans that expire at various times and provide for varying reimbursement rates. There can be no assurance that we will continue to participate in any PBM network at any future time. If our participation in the prescription drug programs administered by one or more of the large PBM companies is restricted or terminated, we expect that our sales would be adversely affected, at least in the short-term. The Company or the PBM may terminate the network participation agreement at any time by way of advance notice to the other party. If we are unable to replace any such lost sales, either through an increase in other sales or through a resumption of participation in those plans, our operating results may be materially adversely affected. When we exit a pharmacy provider network and later resume network participation, there can be no assurance that we will achieve any level of business on any pace, or that all clients of the PBM sponsor of the network will choose to include us again in their pharmacy network initially or at all. In addition, in such circumstances we may incur increased marketing and other costs about initiatives to regain former patients and attract new patients covered by in-network plans.

Efforts to reduce reimbursement levels and alter health care financing practices could adversely affect our businesses.

The continued efforts of health maintenance organizations, managed care organizations, other companies, government entities, and other third-party payors to reduce prescription drug costs and pharmacy reimbursement rates may impact our profitability. Increased utilization of generic pharmaceuticals, which normally yield a higher gross profit rate than equivalent brand-named drugs, has resulted in a decrease in reimbursement payments to retail and mail order pharmacies for generic drugs through the imposition by third-party payors of generic effective rates that have caused a reduction in the generic profit rate. We expect pricing pressures from third-party payors to continue given the high and increasing costs of specialty drugs. As a result of this industry-wide pressure, we also may see profit margins on our contracts continue to compress, which may adversely affect our profitability.

PBM fees, including Direct and Indirect Remuneration (“DIR”) fees, transaction charges and network access fees, applied significant downward pressure on our profitability. DIR fees are often calculated and charged several months after adjudication of a claim, which adversely impacts our profitability. These fees lack transparency and are extremely difficult to predict and accrue. DIR fees are sometimes retroactively “clawed back” by the PBMs with little or no warning at the end of a quarter, which has a significant downward effect on our gross margins.

Retroactive contractual adjustments may be imposed on the pharmacies through execution of new contracts between pharmacy services administration organizations and PBMs with retroactive effectiveness. These contractual adjustments typically impose new lowered effective rate calculations on previously dispensed medications resulting in a PBM overpayment, which is later recouped with or without notice to the pharmacy. DIR fees and other PBM fees are generally not disclosed at adjudication and may change throughout the year. These adjustments and the resultant fees may not be predictable or avoidable and can adversely affect our revenues, cash flow, and profitability.

In addition, during the past several years, the U.S. health care industry has been subject to an increase in governmental regulation at both the federal and state levels. Efforts to control health care costs, including prescription drug costs, are underway at the federal and state government levels. Changing political, economic, and regulatory influences may affect health care financing and reimbursement practices. If the current health care financing and reimbursement system changes significantly, our business, financial position and results of operations could be materially adversely affected.

Quality measurement networks have a significant impact on our revenues. Quality measurement networks can be, but are not always, tied to DIR fees collected by PBMs. These networks designate specific metrics through which pharmacy performance is assessed. These metrics are disclosed along with benchmark guidance for quality or superior performance, which can lead to a return of the DIR fees by the PBMs in the form of performance bonuses. Failure to meet quality measures can result in loss of DIR fees collected and loss of PBM relationship. There is no guarantee that we will be successful in meeting quality review standards. Quality measurement networks are increasingly rigorous and can be based on comparative success against other pharmacies in the network. If other pharmacies out-perform our pharmacy or if we fail to meet quality metrics, our profitability can be adversely affected.

A slowdown in the frequency and rate of the introduction of new prescription drugs as well as generic alternatives to brand name prescription products could adversely affect our business, financial position, and results of operations.

The profitability of retail pharmacy businesses is dependent upon the utilization of prescription drug products. Generally, our pharmacies receive greater profit from generic drugs. Utilization trends are affected by the introduction of new and successful prescription pharmaceuticals as well as lower priced generic alternatives to existing brand name products. Accordingly, a slowdown in the introduction of new and successful prescription pharmaceuticals and/or generic alternatives could adversely affect our business, financial position and results of operations.

Uncertainty regarding the impact of Medicare Part D may adversely affect our business, financial position and our results of operations.

Since its inception in 2006, the Medicare drug benefit has resulted in increased utilization and decreased pharmacy gross margin rates as higher margin business, such as cash and state Medicaid customers, migrated to Medicare Part D coverage. To the extent this occurs, the adverse effects of the Medicare drug benefit may outweigh any opportunities for new business generated by the Medicare drug benefit. In addition, if the government alters Medicare program requirements or reduces funding because of the higher-than-anticipated cost to taxpayers of the Medicare drug benefit or for other reasons; or if we fail to design and maintain programs that are attractive to Medicare participants, our Medicare Part D services and the ability to expand our Medicare Part D services could be materially and adversely affected, and our business, financial position and results of operations may be adversely affected.

Unexpected safety or efficacy concerns may arise from pharmaceutical products.

Unexpected safety or efficacy concerns can arise with respect to pharmaceutical drugs dispensed at our pharmacies, whether or not scientifically justified, leading to product recalls, withdrawals or declining sales. If we fail to or do not promptly withdraw pharmaceutical drugs upon a recall by a drug manufacturer, our business and results of operations could be negatively impacted by reversals of pharmacy billings that will result in loss of revenue.

Prescription volumes may decline, and our net revenues and ability to generate earnings may be negatively impacted, if products are withdrawn from the market or if increased safety risk profiles of specific drugs result in utilization decreases.

We dispense significant volumes of drugs from our pharmacies. These volumes are the basis for our net revenues. When increased safety risk profiles of specific drugs or classes of drugs result in utilization decreases, physicians may cease writing or reduce the numbers of prescriptions written for these drugs. Additionally, negative press regarding drugs with higher safety risk profiles may result in reduced consumer demand for such drugs. On occasion, products are withdrawn by their manufacturers. In cases where there are no acceptable prescription drug equivalents or alternatives for these prescription drugs, our volumes, net revenues, profitability, and cash flows may decline.

Certain risks are inherent in providing pharmacy services; our insurance may not be adequate to cover any claims against us.

Pharmacies are exposed to risks inherent in the packaging and distribution of pharmaceutical products, such as with respect to improper filling of prescriptions, labeling of prescriptions, adequacy of warnings, unintentional distribution of counterfeit drugs and expiration of drugs. In addition, federal and state laws that require our pharmacists to offer counseling, without additional charge, to their customers about medication, dosage, delivery systems, common side effects and other information the pharmacists deem significant can impact our business. Our pharmacists may also have a duty to warn customers regarding any potential negative effects of a prescription drug if the warning could reduce or eliminate these effects. Although we maintain professional liability and errors and omissions liability insurance, from time to time, claims result in the payment of significant amounts, some portions of which are not funded by insurance.

We cannot assure you that the coverage limits under our insurance programs will be adequate to protect us against future claims, or that we will be able to maintain this insurance on acceptable terms in the future. Our results of operations, financial condition or cash flows may be adversely affected if in the future our insurance coverage proves to be inadequate or unavailable or there is an increase in liability for which we self-insure or we suffer reputational harm as a result of an error or omission.

Changes in industry pricing benchmarks could adversely affect our business, financial position and results of operations.

Contracts in the prescription drug industry generally use certain published benchmarks to establish pricing for prescription drugs. These benchmarks include average wholesale price (“AWP”), average sales price and wholesale acquisition cost.

Recent events have raised uncertainties as to whether payors, pharmacy providers, PBMs and others in the prescription drug industry will continue to utilize AWP as it has previously been calculated or whether other pricing benchmarks will be adopted for establishing prices within the industry. In some circumstances, such changes could also impact the reimbursement that we receive from Medicare or Medicaid programs for drugs covered by such programs and from MCOs that contract with government health programs to provide prescription drug benefits.

Increases in our pharmaceutical costs could have a material adverse effect on the level of our medical costs and our results of operations.

Introduction of new high-cost specialty drugs and sudden cost spikes for existing drugs increase the risk that the pharmacy cost assumptions used to develop our capitation rates are not adequate to cover the actual pharmacy costs, which jeopardizes the overall actuarial soundness of our rates. Bearing the high costs of new specialty drugs or the high-cost inflation of generic drugs without an appropriate rate adjustment or other reimbursement mechanism would have an adverse impact on our financial condition and results of operations. In addition, evolving regulations and state and federal mandates regarding coverage may impact the ability of our health plans to continue to receive existing price discounts on pharmaceutical products for our members. Other factors affecting our pharmaceutical costs include, but are not limited to, geographic variation in utilization of new and existing pharmaceuticals, changes in discounts, civil investigations, and litigation. Some of our competitors have been subject to substantial sanctions related to allegations of improper transfer pricing practices. Although we will continue to work with state Medicaid agencies in an effort to ensure that we receive appropriate and actuarially sound reimbursement for all new drug therapies and pharmaceuticals trends, there can be no assurance that we will be successful in that regard.

The industries in which we operate are extremely competitive and competition could adversely affect our business, financial position, and results of operations.

We operate in a highly competitive environment. As a pharmacy retailer, we compete with other drugstore chains, supermarkets, discount retailers, membership clubs, Internet companies and retail health clinics, as well as other mail order pharmacies. In that regard, many pharmacy benefits plans have implemented plan designs that mandate or provide incentives to fill maintenance medications through mail order pharmacies. To the extent this trend continues, our retail pharmacy business could be adversely affected. In addition, some of these competitors may offer services and pricing terms that we may not be willing or able to offer. Competition may also come from other sources in the future. Thus, competition could have an adverse effect on our business, financial position and results of operations.

Existing and new government legislative and regulatory action could adversely affect our business, financial position and results of operations.

The retail drugstore business is subject to numerous federal, state and local laws and regulations. Changes in these regulations may require extensive system and operating changes that may be difficult to implement. Untimely compliance or noncompliance with applicable laws and regulations could adversely affect the continued operation of our business, including, but not limited to: imposition of civil or criminal penalties; suspension of payments from government programs; loss of required government certifications or approvals; loss of authorizations to participate in or exclusion from government reimbursement programs, such as the Medicare and Medicaid programs; or loss of licensure. The regulations to which we are subject include, but are not limited to: the laws and regulations; accounting standards; tax laws and regulations; laws and regulations relating to the protection of the environment and health and safety matters, including those governing exposure to, and the management and disposal of, hazardous substances; and regulations of the FDA, the U.S. Federal Trade Commission, the Drug Enforcement Administration, and the Consumer Product Safety Commission, as well as state regulatory authorities, governing the sale, advertisement and promotion of products that we sell. In that regard, our business, financial position and results of operations could be affected by one or more of the following:

●

federal and state laws and regulations governing the purchase, distribution, management, dispensing and reimbursement of prescription drugs and related services, whether at retail or mail, and applicable licensing requirements;

●	the effect of the expiration of patents covering brand name drugs and the introduction of generic products;
●	the frequency and rate of approvals by the FDA of new brand named and generic drugs, or of over-the-counter status for brand name drugs;
●	FDA regulation affecting the retail pharmacy industry;
●

rules and regulations issued pursuant to the HIPAA; and other federal and state laws affecting the use, disclosure and transmission of health information, such as state security breach laws and state laws limiting the use and disclosure of prescriber information;

●	administration of the Medicare drug benefit, including legislative changes and/or CMS rulemaking and interpretation;
●	government regulation of the development, administration, review and updating of formularies and drug lists;
●	state laws and regulations establishing or changing prompt payment requirements for payments to retail pharmacies;
●	impact of network access (any willing provider) legislation on ability to manage pharmacy networks;
●	managed care reform and plan design legislation;
●	insurance licensing and other insurance regulatory requirements applicable to offering prescription drug providers (“PDP”) about the Medicare drug benefit;
●	direct regulation of pharmacies by regulatory and quasi-regulatory bodies; and
●	Federal government sequestration affecting Medicare Part B reimbursements.

Changes in the health care regulatory environment may adversely affect our business.

Future rulemaking could increase regulation of pharmacy services, result in changes to pharmacy reimbursement rates, and otherwise change the way we do business. We cannot predict the timing or impact of any future rulemaking, but any such rulemaking could have an adverse impact on our results of operations.

The sustainability of our current business model is also dependent on the availability, pricing and rules and regulations relating to the dispensing of controlled medications. Changes that affect any of these variables could greatly impact our current revenue streams as well as alter our business structure and future plans for growth and development.

Efforts to reform the U.S. health care system may adversely affect our financial performance.

Congress periodically considers proposals to reform the U.S. health care system. These proposals may increase government involvement in health care and regulation of pharmacy services, or otherwise change the way we or our clients do business. Health plan sponsors may react to these proposals and the uncertainty surrounding them by reducing or delaying purchases of cost control mechanisms and related services that the combined company would provide. We cannot predict what effect, if any, these proposals may have on its retail and pharmacy services businesses. Other legislative or market-driven changes in the health care system that we cannot anticipate could also materially adversely affect our results of operations, financial position and/or cash flow from operations.

If we are found to be in violation of Medicaid and Medicare reimbursement regulations, we could become subject to retroactive adjustments and recoupment, or exclusion from the Medicaid, Medicare programs, and PBM networks.

As a Medicaid and Medicare provider, we are subject to retroactive adjustments due to prior-year audits, reviews and investigations, government fraud and abuse initiatives, and other similar actions. Federal regulations provide for withholding payments to recoup amounts payable under the programs and, in certain circumstances, allow for exclusion from Medicaid and Medicare. We cannot offer any assurance that, pursuant to such audits, reviews, investigations, or other proceedings, we will be found to be complying in all respects with such reimbursement regulations. A determination that we are in violation of any such reimbursement regulation could result in retroactive adjustments and recoupment of payments and have a material adverse effect on our financial condition and results of operations. As a Medicaid and Medicare provider, we are also subject to routine, unscheduled audits, and if any such audit results in a negative finding, finding, we may be subject to exclusions from Medicaid, Medicare, and other PBM networks, which would adversely affect our results of operations and financial condition.

Our industry is subject to extensive government regulation, and noncompliance by us or our suppliers could harm our business.

The repackaging, marketing, sale, and purchase of medications are extensively regulated by federal and state governments. In addition, many of the brand name and controlled medications that we sell receive greater attention from law enforcement officials than medications that are most often dispensed by traditional pharmacies due to the high cost of these medications and the potential for diversion and fraud, waste, and abuse. We sell common blood pressure, statin and other common drugs, and dispense either brand name or generic drugs according to the doctor’s prescription. If we fail to, or are accused of failing to, comply with applicable laws and regulations, we could be subject to penalties that may include exclusion from the Medicare or Medicaid programs, fines, requirements to change our practices, and civil or criminal penalties, which could harm our business, financial condition, and results of operations. Any disqualification from participating in Medicare or the state Medicaid programs would significantly reduce our net sales and our ability to maintain profitability. Our business could also be harmed if the entities with which we contract or have business relationships, such as pharmaceutical manufacturers, distributors, physicians, clinics, or home health agencies are accused of violating laws or regulations.

While we believe that we are operating our business in substantial compliance with existing legal requirements material to the operation of our business, there are significant uncertainties involving the application of many of these legal requirements to our business. Changes in interpretation or enforcement policies could subject our current practices to allegations of impropriety or illegality. The applicable regulatory framework is complex and evolving, and the laws are very broad in scope. Many of the laws remain open to interpretation and have not been addressed by substantive court decisions to clarify their meaning. We are also unable to predict what additional federal or state legislation or regulatory initiatives may be enacted in the future relating to our business or the healthcare industry in general, or what effect any such legislation or regulation might have on us. Further, we cannot provide any assurance that federal or state governments will not impose additional restrictions or adopt interpretations of existing laws that could increase our cost of compliance with such laws or reduce our ability to remain profitable.

Federal and state investigations and enforcement actions continue to focus on the healthcare industry, scrutinizing a wide range of items such as referral and billing practices, product discount arrangements, dissemination of confidential patient information, clinical drug research trials, pharmaceutical marketing programs, and gifts for patients. It is difficult to predict how any of the laws implicated in these investigations and enforcement actions may be interpreted to apply to our business. Any future investigation may cause publicity, regardless of the eventual result of the investigation, or its underlying merits, that would cause potential patients to avoid us, reducing our net sales and profits and causing our stock price to decline.

Disruptions in the capital markets in the past have resulted in illiquidity in parts of the capital markets we serve. Our business is affected by the economy in general, including changes in consumer purchasing power, preferences and/or spending patterns. These changes could affect drug utilization trends as well as the financial health and number of covered lives of our clients, resulting in an adverse effect on our business, financial condition, results of operations and cash flows.

Unfavorable economic conditions may cause a decline in drug utilization and dampen demand for pharmaceutical drugs and durable medical equipment as well as consumer demand for sundry products sold in our retail store and our business and financial results could be adversely affected. Further, interest rate fluctuations and changes in capital market conditions may affect our ability to obtain necessary financing on acceptable terms, our ability to secure suitable store locations under acceptable terms and our ability to execute sale or lease transactions under acceptable terms.

If the products and services that we offer fail to meet customer needs, our sales may be affected.

Our products and services must satisfy the needs and desires of our customers, whose preferences may change in the future. If we misjudge either the demand for products and services we provide or our customers’ purchasing habits and tastes, we may be faced with excess inventories of some products and missed opportunities for products and services we chose not to offer. In addition, our sales may decline, or we may be required to dispose of the inventory we have obtained at lower prices. This would have a negative effect on our business and results of operations.

We are highly dependent on one supplier for our products, and a loss of that supplier may adversely impact our ability to sell products to our customers.

We obtain pharmaceutical and other products from wholesale distributors. We maintained a relationship with a primary supplier, McKesson, that accounted for approximately 98% of pharmaceutical purchases for the year ended December 31, 2024, and several supplementary suppliers. If that supplier was to cease supplying us with products for any reason, we would be forced to find alternative sources for our products. Despite this, we believe we would be able to readily find multiple alternative sources for our products. We may not be able to quickly or effectively replace that supplier, which may lead to delays in product availability and losses of sales, which would have a negative effect on our business, results of operations and financial condition.

We derive a significant portion of our revenues from a small number of customers and a loss of one or both of those customers would have a material adverse impact on our business.

We sell to numerous customers including various managed care organizations within both the private and public sectors. Certain healthcare payors, including Medicare Part D and the State of Florida, account for more than ten percent or more of our consolidated net revenue in fiscal 2024 and fiscal 2023. Medicare Part D and the State of Florida Medicaid public assistance program are major customers of ours. However, both government programs function under several different healthcare payors, the concentration of which varies throughout the course of the year. To the extent we lost the business of one or more of these healthcare payors, our revenues would significantly decrease, having a material adverse effect on our business, results of operations and financial condition.

Our ability to grow our business may be constrained by our inability to find suitable new pharmacy locations at acceptable prices.

Our ability to grow our business may be constrained if suitable new pharmacy locations cannot be identified with lease terms or purchase prices that are acceptable to us. We compete with other retailers and businesses for suitable pharmacy locations. Local land use and other regulations may impact our ability to find suitable locations and influence the cost of construction. The expiration of leases at existing locations may adversely affect us if the renewal terms of those leases are unacceptable to us and we are forced to close or relocate. Furthermore, changing local demographics at existing locations may adversely affect revenue and profitability levels at those locations.

Our ability to grow our business may be constrained by our inability to obtain adequate permits and licensing for new locations, business lines, and market territories.

Our ability to grow our business may be constrained if new locations, business lines, and market territories are not permitted and licensed to conduct ordinary operations. Expansion initiatives can be delayed or even canceled due to a failure to acquire certain government agency approvals. Such delay or cancellation will have a negative impact on our business and results of operations.

Product liability, product recall or personal injury issues could damage our reputation and have a significant adverse effect on our businesses, operating results, cash flows and/or financial condition.

Should a product liability issue, recall or personal injury issue arise, inadequate product or other liability insurance coverage or our inability to maintain such insurance may result in a material adverse effect on our business and financial condition. Products that we sell could become subject to contamination, product tampering, mislabeling, recall or other damage. In addition, errors in the dispensing and packaging of pharmaceuticals could lead to serious injury. Product liability or personal injury claims may be asserted against us with respect to any of the products or pharmaceuticals we sell or services we provide.

If we are not able to market our services effectively to clinics, their affiliated healthcare providers and prescription drug providers, we may not be able to grow our patient base as rapidly as we have anticipated.

Our success depends, in part, on our ability to develop and maintain relationships with clinics and their affiliated healthcare providers because each is an important patient referral source for our business. In addition, we also must maintain and continue to establish relationships with prescription drug providers so we can continue to fill prescriptions for our dual eligible customers who receive prescription drug coverage under Medicare Part D. If we are unable to market our services effectively to these clinics, healthcare providers and prescription drug providers, or if our existing relationships with clinics and providers are terminated, our ability to grow our patient base will be harmed, which could significantly reduce our net sales and our ability to maintain profitability. Additionally, Medicare Part D regulations that strictly limit our ability to market to our current and new patients may limit our ability to maintain and grow our current patient base.

If we fail to manage our growth or implement changes to our reporting systems effectively, our business could be harmed.

If we are unable to manage our growth effectively, we could incur losses. How we manage our growth will depend, among other things, on our ability to adapt our operational, financial and management controls, reporting systems and procedures to the demands of a larger business, including the demands of integrating our acquisitions. To manage the growth and increasing complexity of our business, we may make modifications to or replace computer and other reporting systems, including those that report on our financial results and on which we are substantially dependent. We may incur significant financial and resource costs because of any such modifications or replacements, and our business may be subject to transitional difficulties. The difficulties associated with any such implementation, and any failure or delay in the system implementation, could negatively affect our internal control over financial reporting and harm our business and results of operations. In addition, we may not be able to successfully hire, train and manage additional sales, marketing, customer support and pharmacists quickly enough to support our growth. To provide this support, we may need to open additional offices, which will result in additional burdens on our systems and resources and require additional capital expenditures.

We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to our shareholders and otherwise disrupt our operations and harm our operating results.

Our success will depend, in part, on our ability to grow our business in response to the demands of the patients and physicians we serve within the health services industry as well as competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses and technologies rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete identified acquisitions. The risks we face in connection with acquisitions include:

●	diversion of management time and focus from operating our business to addressing acquisition integration challenges;
●	coordination of technology, research and development and sales and marketing functions;
●	retention of employees from the acquired company;
●	cultural challenges associated with integrating employees from the acquired company into our organization;
●	integration of the acquired company’s accounting, management information, human resources and other administrative systems;
●	the need to implement or improve controls, procedures and policies at a business that prior to the acquisition may have lacked effective controls, procedures and policies;
●	potential write-offs of intangibles or other assets acquired in such transactions that may have an adverse effect our operating results in a given period;
●

liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and

●	litigation or other claims in connection with the acquired company, including claims from terminated employees, consumers, former shareholders or other third parties.

Our failure to address these risks or other problems encountered in connection with our future acquisitions and investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities, and harm our business generally. Future acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses, or the impairment of goodwill, any of which could harm our financial condition. Also, the anticipated benefits of any acquisitions may not materialize to the extent we anticipate or at all.

A disruption in our telephone system or our computer system could harm our business.

We receive and take most prescription orders electronically, over the telephone and by facsimile. We also rely extensively upon our computer system to confirm payor information, patient eligibility and authorizations; to check on medication interactions and patient medication history; to facilitate filling and labeling prescriptions for delivery and billing; and to help with the collection of payments. Our success depends, in part, upon our ability to promptly fill and deliver complex prescription orders as well as on our ability to provide reimbursement management services for our patients and their healthcare providers. Any continuing disruption in our telephone, facsimile or computer systems could adversely affect our ability to receive and process prescription orders, make deliveries on a timely basis and receive reimbursement from our payors. This could adversely affect our relations with the patients and healthcare providers we serve and potentially result in a partial reduction in orders from, or a complete loss of, these patients.

We may fail to retain or recruit necessary personnel, and, even if we are successful, we may be unable to successfully integrate new personnel into our operations.

Our success is highly dependent on the performance of our management team and certain employees, and our continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees and consultants.

We have also engaged consultants to advise us on various aspects of our business. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. While employment agreements and incentive agreements are customarily used as a primary method of retaining the services of key employees, these agreements and arrangements cannot assure the continued services of such employees. The loss of the services of any key personnel or an inability to attract other suitably qualified persons when needed, could prevent us from executing on our business plan and strategy, and we may be unable to find adequate replacements on a timely basis, or at all.

Moreover, to execute our growth plans, we expect to hire additional executive officers and key employees. Our future performance will depend in part on our ability to successfully integrate those newly hired executive officers into our management team and our ability to develop an effective working relationship among senior management.

Risks Related to the Pharmacy Industry

There is substantial competition in our industry, and we may not be able to compete successfully.

The pharmacy industry is highly competitive and is continuing to become more competitive. All medications, supplies and services that we provide are also available from our competitors. Our current and potential competitors may include:

●	Other pharmacy distributors;
●	Specialty pharmacy divisions of wholesale drug distributors;
●	Not for profit organizations with pharmacies;
●	Hospital-based pharmacies;
●	Local infusion providers;
●	Sterile and non-sterile compounding pharmacies;
●	Other retail pharmacies;
●	Provider dispensaries;
●	Manufacturers that sell their products both to distributors and directly to clinics and physicians’ offices;
●	Hospital-based care centers and other alternate-site healthcare providers;
●	Insurance companies with proprietary pharmacy services;
●	Customers and MSOs of ours who decide to open their own pharmacies;
●	Chain pharmacies; and
●	Mail-order pharmacies.

Many specialty patients are currently receiving prescription benefits from federally funded programs such as the Ryan White CARE Act. These payors only use non-profit providers to dispense medications to their enrollees.

Many of our competitors have substantially greater resources and marketing staffs and more established operations and infrastructure than we have. A significant factor in effective competition will be our ability to maintain and expand our relationships with patients, healthcare providers and government and private payors.

If demand for our products and services is reduced, our business and ability to grow would be harmed.

A reduction in demand for specialty medications would significantly harm our business, as we would not be able to quickly shift our business to provide medications for other diseases or disorders. Reduced demand for our products and services could be caused by several circumstances, such as:

●	A cure or vaccine for chronic care conditions;
●	The emergence of new diseases resistant to available medications;
●	Shifts to treatment regimens other than those we offer;
●	New methods of delivery of existing medications or of injectable or infusible medications that do not require our specialty pharmacy and disease management services;
●	Recalls of the medications we sell;
●	Adverse reactions caused by the medications we sell; and
●	The expiration of or challenge to the drug patents on the medications we sell.

Our revenues could be adversely affected if new drugs or combination therapies are developed and prescribed to our patients that have a reimbursement rate less than that of the current drug therapies our patients receive.

If our patients switch medications to those with lower reimbursement rates or to combination therapies, which combine multiple drugs into a single medication, our net sales could decline. Combination therapies reduce the number of total prescriptions received by our patients, resulting in reduced average revenues and a decrease in dispensing fees per patient.

If our credit terms with vendors become unfavorable or our relationship with them is terminated, our business could be adversely affected.

We depend on existing credit terms from vendors to meet our working capital needs between the times we purchased medications from vendors and when we received reimbursement or payment from third-party payors. Our ability to grow has been limited in part by our inability to negotiate favorable credit terms from our suppliers. If our position changes and we are unable to maintain adequate credit terms or sufficient financing from third-party lenders, we may become limited in our ability to continue to increase the volume of medications we need to fill prescriptions.

There are only a few wholesale distributors from which we can purchase the high-cost medications we offer. If any of our vendor agreements terminate or are not renewed, we might not be able to enter a new agreement with another wholesale distributor on a timely basis or on terms favorable to us. Our inability to enter a new supply agreement may cause a shortage of the supply of medications we keep in stock, or we may be required to accept pricing and credit terms from a vendor that are less favorable to us than those we currently have.

Risks Relating to Our Data Management Services

Competition with some customers, or decisions by customers to perform internally some of the same solutions or services that we offer, could harm our business, results of operations or financial condition.

Some of our existing customers compete with us, or may do so in the future, and some customers belong to alliances that compete with us, or may do so in the future, either with respect to the solutions or services we provide to them now, or with respect to other lines of business. To the extent that customers elect to perform internally any of the business processes our solutions address, either because they believe they can provide such processes more efficiently internally or otherwise, we may lose such customers, or the volume of our business with such customers may be reduced, which could harm our business, results of operations or financial condition.

If our solutions do not interoperate with our customers’ or their vendors’ networks and infrastructures, or if customers or their vendors implement new system updates that are incompatible with our solutions, sales of those solutions could be adversely affected.

Our solutions must interoperate with our customers’ and their vendors’ existing infrastructures, which often have different specifications, rapidly evolve, utilize multiple protocol standards, and applications from multiple vendors, and contain multiple generations of products that have been added to that infrastructure over time. Some of the technologies supporting our customers and their vendors are changing rapidly and we must continue to adapt to these changes in a timely and effective manner at an acceptable cost. In addition, our customers and their vendors may implement new technologies into their existing networks and systems infrastructures that may not immediately interoperate with our solutions.

Our continued success will depend on our ability to adapt to changing technologies, manage and process ever-increasing amounts of data and information and improve the performance, features and reliability of our services in response to changing customer and industry demands. If we encounter complications related to network configurations or settings, we may have to modify our solutions to enable them to interoperate with customers’ and their vendors’ networks and manage customers’ transactions in the manner intended.

Our ability to generate revenue could suffer if we do not continue to update and improve existing solutions and develop new ones.

We must continually improve the functionality of our existing solutions in a timely manner and introduce new and valuable healthcare IT and service solutions in order to respond to technological and regulatory developments and customer demands and, thereby, retain existing customers and attract new ones. For example, from time to time, government agencies may alter format and data code requirements applicable to electronic transactions. In addition, customers may request that solutions be customized to satisfy particular security protocols, modifications, and other contractual terms in excess of industry norms and standard configurations. We may not be successful in responding to technological and regulatory developments or changing customer needs. In addition, these regulatory or customer-imposed requirements may impact the profitability of particular solutions and customer engagements. The pace of change in the markets served by us is rapid, and there are frequent new product and service introductions by competitors in their offerings. If we do not respond successfully to technological and regulatory changes, as well as evolving industry standards and customer demands, our solutions may become obsolete. Technological changes also may result in the offering of competitive solutions at lower prices than we are charging for our solutions, which could result in us losing sales unless we lower the prices we charge or provide additional efficiencies or capabilities to the customer. If we lower our prices on some of our solutions, we will need to increase margins on other solutions in order to maintain overall profitability.

There are increased risks of performance problems and breaches during times when we are making significant changes to our solutions or systems we use to provide our solutions. In addition, changes to our solutions or systems, including cost savings initiatives, may cost more than anticipated, may not provide the benefits expected, may take longer than anticipated to develop and implement or may increase the risk of performance problems.

In order to respond to technological changes, such as continuing development in the areas of data analytics as well as regulatory changes and evolving security risks and industry standards, our solutions and the software and systems we use to provide our solutions must be continually updated and enhanced. We cannot be certain that errors will not arise in connection with any such changes, updates, enhancements or new versions, especially when first introduced. Even if our new, updated or enhanced solutions do not have performance problems, technical and customer service personnel may have difficulties installing them or providing any necessary training and support to customers, and customers may not follow our guidance on appropriate training, support and implementation for such new, updated or enhanced solutions. In addition, changes in technology and systems may not provide the additional functionality or other benefits that were expected.

Implementation of changes in our technology and systems may cost more or take longer than originally expected and may require more testing than initially anticipated. While new, updated or enhanced solutions will be tested before they are used in production, we cannot be sure that the testing will uncover all problems that may occur in actual use.

If significant problems occur as a result of these changes, we may fail to meet our contractual obligations to customers, which could result in claims being made against us or in the loss of customer relationships.

Breaches and failures of our IT systems and the security measures protecting them, and the sensitive information we transmit, use and store, expose us to potential liability and reputational harm.

Our business relies on sophisticated information systems to obtain, rapidly process, analyze, and manage data, affecting our ability to provide services. To the extent our IT systems are not successfully implemented or fail, our business and results of operations may be adversely affected.

Our business and results of operations may also be adversely affected if a vendor servicing our IT systems does not perform satisfactorily, or if the IT systems are interrupted or damaged by unforeseen events, including the actions of third parties. Further, our business relies to a significant degree upon the secure transmission, use and storage of sensitive information, including protected health information and other personally identifiable information, financial information and other confidential information and data within these systems. To protect this information, we seek to implement commercially reasonable security measures and maintain information security policies and procedures informed by requirements under applicable law and recommended practices, in each case, as applicable to the data collected, hosted and processed. Despite our security management efforts with respect to physical and technological infrastructure, employee training, vendor controls and contractual relationships, our infrastructure, data or other operation centers and systems used in connection with our business operations, including the internet and related systems of our vendors are vulnerable to, and from time to time experience, unauthorized access to data and/or breaches of confidential information due to criminal conduct, physical break-ins, hackers, employee or insider malfeasance and/or improper employee or contractor access, computer viruses, programming errors, denial-of-service attacks, ransomware events, phishing schemes, fraud, terrorist attacks, human error or other breaches by insiders or third-parties or similar disruptive problems. It is not possible to prevent all security threats to our systems and data. Techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and may be difficult to detect for long periods of time.

Because our products and services involve the storage, use and transmission of personal information of consumers, we and other industry participants have been and expect to routinely be the target of attempted cyber and other security threats by outside third parties, including technically sophisticated and well-resourced bad actors attempting to access or steal the data we store. Vendor, insider or employee cyber and security threats also occur and are a significant concern for all companies, including us. While we maintain liability insurance coverage including coverage for errors and omissions and cyber-liability, claims may not be covered or could exceed the amount of our applicable insurance coverage, if any, or such coverage may not continue to be available on acceptable terms or in sufficient amounts.

We collect, process, store, share, disclose and use personal information and other data, and our actual or perceived failure to protect such information and data could damage our reputation and brand and harm our business and operating results.

We collect, process, store, share, disclose and use personal information and other data provided by patients and healthcare providers. We rely on encryption and authentication technology licensed from third parties to effect secure transmission of such information. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches. Any failure or perceived failure to maintain the security of personal and other data that is provided to us by patients and healthcare providers could harm our reputation and brand and expose us to a risk of loss or litigation and possible liability, any of which could harm our business and operating results. In addition, from time to time, it is possible that concerns will be expressed about whether our products, services, or processes compromise the privacy of our users. Concerns about our practices with regard to the collection, use or disclosure of personal information or other privacy related matters, even if unfounded, could harm our business and operating results.

There are numerous federal, state and local laws around the world regarding privacy and the collection, processing, storing, sharing, disclosing, using and protecting of personal information and other data, the scope of which are changing, subject to differing interpretations, and which may be costly to comply with and may be inconsistent between countries and jurisdictions or conflict with other rules. We generally comply with industry standards and are subject to the terms of our privacy policies and privacy-related obligations to third parties. We strive to comply with all applicable laws, policies, legal obligations and industry codes of conduct relating to privacy and data protection, to the extent possible. However, it is possible that these obligations may be interpreted and applied in new ways or in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices or that new regulations could be enacted. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to consumers or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of sensitive information, which may include personally identifiable information or other user data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause consumers to lose trust in us, which could have an adverse effect on our business. Additionally, if vendors, developers or other third parties that we work with violate applicable laws or our policies, such violations may also put consumer or dealer information at risk and could in turn harm our reputation, business and operating results.

Federal and state privacy and security regulations may increase our cost of operations and expose us to civil and criminal sanctions, damages, and penalties.

In the ordinary course of our business, we process, store and transmit data, which may include sensitive personal information of the residents we serve. We must comply with extensive federal and state requirements regarding the use, transmission and maintenance of protected health information (“PHI”) under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), and the Health Information Technology for Economic and Clinical Health Act (“HITECH”), which expanded certain sections of HIPAA, including imposing certain liability on business associates, for example, with respect to impermissible uses and disclosures of PHI and Security Rule obligations, strengthening enforcement activities, and increasing penalties for violations. The requirements of federal and state privacy and security laws such as HIPAA and HITECH are complicated and are subject to interpretation and modification. In addition to HIPAA and HITECH, we must adhere to state privacy laws, including those that provide greater privacy protection for individuals than HIPAA. Failure to comply with HIPAA and HITECH or similar state equivalent laws could subject us to loss of customers, denial of the right to conduct business, civil damages, fines, criminal penalties, class action or other litigation, and other enforcement actions.

In addition, there are numerous federal and state laws and regulations addressing patient and consumer privacy concerns, including unauthorized access or theft of personal information. State statutes and regulations vary from state to state and could impose additional penalties. Violations of these, or other applicable federal or state laws or regulations could subject us to significant criminal or civil penalties, including significant monetary penalties, and class action or other litigation. There are costs and administrative burdens associated with ongoing compliance with HIPAA’s Privacy and Security Rules, as well as HITECH and state equivalents, and other applicable federal and state regulations. Failure to comply carries with it the risk of significant penalties, damages, and sanctions. We cannot predict at this time the costs associated with compliance, or the impact of such laws and regulations on our results of operations, cash flows or financial condition. There can be no assurance that the cost of compliance with such laws and regulations will not increase significantly in the future, which could result in an adverse effect on our operations or profitability.

If we are unable to successfully execute on cross-selling opportunities of our solutions the growth of our business and financial performance could be harmed.

Our ability to generate growth partly depends on our ability to cross-sell solutions to existing customers and new customers. We have identified our ability to successfully cross-sell our solutions as a key part of our business strategy and therefore one of the most significant factors influencing growth. We may not be successful in cross-selling our solutions because customers may find additional solutions unnecessary, unattractive or cost-ineffective. Failure to sell additional solutions to existing and new customers could negatively affect our ability to grow our business.

We rely on internet infrastructure, bandwidth providers, other third parties and our own systems in providing certain of our solutions to our customers, and any failure or interruption in the services provided by these third parties or our own systems could negatively impact our relationships with customers, adversely affecting our brand and our business.

Our ability to deliver our solutions is dependent on the development and maintenance of the infrastructure of the internet and other telecommunications services by third parties. This includes maintenance of a reliable network connection with the necessary speed, data capacity and security for providing reliable internet access and services and reliable telephone and facsimile services. As a result, our information systems require an ongoing commitment of significant resources to maintain and enhance existing systems and develop new systems in order to keep pace with continuing changes in information technology, emerging cybersecurity risks and threats, evolving industry and regulatory standards and changing preferences of our customers.

Our solutions are designed to operate without interruption in accordance with our service level commitments. However, we have experienced limited interruptions in these systems in the past, including server failures that temporarily slow down the performance of our solutions, and we may experience more significant interruptions in the future. We rely on internal systems as well as vendors, including bandwidth and telecommunications equipment providers, to provide our solutions. We do not maintain redundant systems or facilities for some of these services. Interruptions in these systems, whether due to system failures, computer viruses, physical or electronic break-ins or other catastrophic events, could affect the security or availability of our solutions and prevent or inhibit the ability of our customers to access our solutions.

If a catastrophic event were to occur with respect to one or more of these systems or facilities, we may experience an extended period of system unavailability, which could result in substantial costs to remedy those problems or negatively impact our relationship with our partners, our business, results of operations and financial condition. To operate without interruption, both we and our vendors must guard against:

●	damage from fire, power loss, tornado and other natural disasters;
●	telecommunications failures;
●	software and hardware errors, failures and crashes;
●	security breaches, computer viruses and similar disruptive problems; and
●	other potential interruptions.

Any disruption in the network access, telecommunications or co-location services provided by vendors, or any failure of or by vendors’ systems or our own systems to handle current or higher volume of use could significantly harm our business. We exercise limited control over these vendors, which increases our vulnerability to problems with services they provide. Any errors, failures, interruptions or delays experienced in connection with these vendor technologies and information services or our own systems could negatively impact our relationships with partners and adversely affect our business and could expose us to liabilities. Although we maintain insurance for our business, the coverage under our policies may not be adequate to compensate us for all losses that may occur. In addition, we cannot provide assurance that we will continue to be able to obtain adequate insurance coverage at an acceptable cost.

Risks Related to Our Securities

You may experience dilution of your ownership interests because of the future issuance of additional shares of our common or preferred stock or other securities that are convertible into or exercisable for our common or preferred stock.

We are authorized to issue an aggregate of 50,000,000 shares of common stock and 3,333,333 shares of “blank check” preferred stock. In the future, we may issue our authorized but previously unissued equity securities, resulting in the dilution of the ownership interests of our present stockholders. We may issue additional shares of our common stock or other securities that are convertible into or exercisable for our common stock in connection with hiring or retaining employees, future acquisitions, future sales of our securities for capital raising purposes, or for other business purposes. The future issuance of any such additional shares of our common stock may create downward pressure on the trading price of the common stock.

You will experience future dilution because of future equity offerings.

We may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock. Although no assurances can be given that we will consummate a financing, in the event we do, or in the event we sell shares of common stock or other securities convertible into shares of our common stock in the future, additional and substantial dilution will occur. In addition, investors purchasing shares or other securities in the future could have rights superior to our current stockholders.

We do not anticipate paying dividends on our common stock, and investors may lose the entire amount of their investment.

Cash dividends have never been declared or paid on our common stock, and we do not anticipate such a declaration or payment in the foreseeable future. We expect to use future earnings, if any, to fund business growth. Therefore, stockholders will not receive any funds absent a sale of their shares of common stock. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if our stock price appreciates. We cannot assure stockholders of a positive return on their investment when they sell their shares, nor can we assure that stockholders will not lose the entire amount of their investment.

The ability of our Board of Directors to issue additional stock may prevent or make certain transactions more difficult, including a sale or merger of the Company.

Our Board of Directors is authorized to issue up to 3,333,333 shares of preferred stock with powers, rights and preferences designated by it. Shares of voting or convertible preferred stock could be issued, or rights to purchase such shares could be issued, to create voting impediments or to frustrate persons seeking to affect a takeover or otherwise gain control of the Company. The ability of the Board of Directors to issue such additional shares of preferred stock, with rights and preferences it deems advisable, could discourage an attempt by a party to acquire control of the Company by tender offer or other means. Such issuances could therefore deprive stockholders of benefits that could result from such an attempt, such as the realization of a premium over the market price for their shares in a tender offer or the temporary increase in market price that such an attempt could cause. Moreover, the issuance of such additional shares of preferred stock to persons friendly to the Board of Directors could make it more difficult to remove incumbent officers and directors from office even if such change were to be favorable to stockholders generally.

Our common stock and warrants are thinly traded and there can be no assurance that a more active public market will ever develop. Failure to develop or maintain an active trading market could negatively affect the value of our common stock and make it difficult or impossible for you to sell your shares.

Our common stock and Warrants are listed on Nasdaq but there can be no assurance that an active trading market will develop for our shares and Warrants. Should we fail to satisfy the Nasdaq continued listing standards, the trading price of our common stock could suffer and the trading market for our common stock and warrants may be less liquid, and our common stock price and warrant price may be subject to increased volatility, making it difficult or impossible to sell shares of our common stock and warrants.

The provisions of our Nasdaq listed Warrants could discourage the acquisition of us by a third party.

Certain provisions of our Nasdaq listed Warrants could make it more difficult or expensive for a third party to acquire us. The Nasdaq listed Warrants prohibit us from engaging in certain transactions constituting “fundamental transactions” unless, among other things, the surviving entity assumes our obligations under the warrants. These and other provisions of the Nasdaq listed Warrants could prevent or deter a third party from acquiring us even where the acquisition could be beneficial to you.

There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq, a failure of which could result in a de-listing of our common stock.

The Nasdaq Capital Market requires that the trading price of its listed stocks remain above one dollar in order for the stock to remain listed. If a listed stock trades below one dollar for more than 30 consecutive trading days, then it is subject to delisting from Nasdaq. In addition, to maintain a listing on Nasdaq, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders’ equity, and certain corporate governance requirements. If we are unable to satisfy these requirements or standards, we could be subject to delisting, which would have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a delisting, we would expect to take actions to restore our compliance with the listing requirements, but we can provide no assurance that any such action taken by us would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the minimum bid price requirement, or prevent future non-compliance with the listing requirements.

Our stock price may be volatile.

The market price of our common stock is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including the following:

●	changes in our industry;
●	competitive pricing pressures;
●	our ability to obtain working capital financing;
●	additions or departures of key personnel;
●	conversions from preferred stock to common stock;
●	sales of our common and preferred stock;
●	our ability to execute our business plan;
●	operating results that fall below expectations;
●	loss of any strategic relationship;
●	regulatory developments; and
●	economic and other external factors.

In addition, the securities markets have from time-to-time experienced significant price and volume fluctuations that are unrelated to the operating performance of companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

Offers or availability for sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

If our stockholders sell substantial amounts of our common stock in the public market, including upon the expiration of any statutory holding period under Rule 144, or issued upon the conversion of preferred stock or exercise of warrants, it could create a circumstance commonly referred to as an “overhang” and in anticipation of which the market price of our common stock could fall. The existence of an overhang, whether sales have occurred or are occurring, also could make more difficult our ability to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

ITEM1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C. CYBERSECURITY

NextPlat uses, stores, and processes data for and about our customers, employees, partners and suppliers. We have implemented a cybersecurity risk management program that is designed to identify, assess, and mitigate risks from cybersecurity threats to this data, our systems, and our business operations.

Cyber Risk Management and Strategy

Our cybersecurity risk management processes are integrated into our overall risk management processes. Our strategy consists of utilizing a combination of employee education, preventative controls, detective controls, and periodic third-party cybersecurity testing. We engage with external cybersecurity experts, including assessors, consultants, and auditors, to enhance our cybersecurity measures and ensure compliance with industry best practices. We have established processes to oversee and manage cybersecurity risks associated with our use of third-party service providers, ensuring they adhere to our security standards. We review third-party service provider contracts to ensure they contain data privacy and security provisions, aligning with our standards and regulatory requirements. We use the National Institute of Standards and Technology Cybersecurity Framework to guide our approach, ensuring a structured and comprehensive strategy for managing cybersecurity risks.

Risk Management Oversight and Governance

Our Chief Compliance Officer and the Chief Financial Officer lead the oversight of company-wide cybersecurity strategy, policy, standards and processes. We utilize third-party IT consultants to help manage cybersecurity risks. Our Chief Compliance Officer and Chief Financial Officer have the requisite experience in risk assessment and a strong understanding of business operations, including experience with security frameworks, compliance regulations, and the ability to communicate effectively with both technical and non-technical stakeholders. Our consultants have the requisite combination of technical experience in network security, system administration, and incident response.

Our Audit Committee liaises with our management team to communicate with and monitor management’s mitigation efforts to reduce cybersecurity risks by monitoring incident response, discussing and assisting with identifying potential cyber threats, analyzing vulnerabilities, and prioritizing risks.

ITEM 2. PROPERTIES

Corporate Office

On December 2, 2021, the Company entered into a 62-month lease for 4,141 square feet of office space in Coconut Grove, Florida, for approximately $186,000 annually. The rent increases 3% annually. The lease commenced upon occupancy on June 13, 2022, and will expire on August 31, 2027.

e-Commerce locations

For our facilities in Poole, England, we rent office and warehouse space of approximately 2,660 square feet for £30,000 annually or approximately USD $37,107, based on a yearly average exchange rate of 1.24 GBP: USD. The Poole lease was renewed on October 6, 2022, which expired October 31, 2023 and was renewed for an additional twelve months. On August 1, 2024 we relocated from our previous location in Poole, England to a new facility in Poole and entered into a new lease for office and warehouse space. This is a three-year lease and expires on July 31, 2027. The annual rent is approximately £14,000 through July 31, 2025, approximately £30,000 through July 31, 2026,  and approximately £26,000 through July 31, 2027.

Outfitter rents office space at 2727 Old Elm Hill Pike, Nashville, Tennessee. The lease was entered into and commenced in April 2024 with an expiration date of April 2026. The lease agreement calls for monthly payments of approximately $4,800.

Pharmacy locations

Pharmco 901

We own an approximately 11,000 sq. ft. facility at 400 Ansin Blvd, Suite A, Hallandale, Florida. The monthly mortgage payment is approximately $12,000.

Pharmco 1002

We rent pharmacy space at 3208 2nd Avenue North, Bays 2, 3 and 4, Palm Springs, FL 33461. The original lease expired in March 2021 and automatically renewed for an additional 48 months through February 2025. The lease agreement calls for monthly payments of approximately $4,300, with an escalating payment schedule each year thereafter. During January 2025, the lease was extended for an additional 12 months through February 2026 with monthly payments of approximately $5,600.

Pharmco 1103

We rent pharmacy space at 1160 South Semoran Blvd, Suites D, E, F, Orlando, Florida. The lease was entered into and commenced on August 1, 2020 with a 66-month term and expires on February 1, 2026. The lease agreement calls for monthly payments beginning February 1, 2021 of $4,310, with an escalating payment schedule each year thereafter.

Pharmco 1204

We rent approximately 2,200 square feet of retail and pharmacy space at 901 North Miami Beach Blvd., North Miami Beach, Florida. The lease is for five years and commenced on September 1, 2021. The lease agreement calls for monthly payments of approximately $5,200, with an escalating payment schedule each year thereafter.

We believe that we have adequate space for our anticipated needs and that suitable additional space will be available at commercially reasonable prices as needed.

ITEM 3. LEGAL PROCEEDINGS

On October 28, 2024, Alan Jay Weisberg, the former Chief Executive Officer and Chairman of Progressive Care Inc. (“RXMD”), filed a putative class action suit on behalf of himself and all other former RXMD stockholders against NextPlat, Charles M. Fernandez, the Chief Executive Officer and a director of NextPlat, and Rodney Barreto, a director of NextPlat. The complaint purports to allege a breach of fiduciary duty by NextPlat and Messrs. Fernandez and Barreto in connection with the merger of RXMD with and into a wholly-owned subsidiary of NextPlat (the “Merger”), which Merger was completed on October 1, 2024 following approval by the stockholders of each of NextPlat and RXMD in stockholder meetings held on September 13, 2024 by NextPlat and RXMD, respectively. Among other things, the complaint asserts that the consideration paid to Mr. Weisberg and the other RXMD stockholders in connection with the Merger was insufficient.  The monetary relief requested in the complaint includes compensatory and rescissory damages in an unspecified dollar amount.  The complaint is pending in the Court of Chancery of the State of Delaware. The caption is Alan Jay Weisberg v. Charles M. Fernandez, Rodney Barreto and Nextplat Corp., and the case number is C.A. No. 20. 24-1097-MTZ.

The Company’s management does not believe that the Weisberg’s claim is meritorious and plans to vigorously defend against the suit.  The Company is in the process of preparing a response to the complaint and has filed a motion to dismiss the complaint.

On October 15, 2024, the Company settled its ongoing lawsuit with Mr. Thomas Seifert, the Company’s former Chief Financial Officer. Under the terms of the settlement, the Company agreed to pay to Mr. Seifert $150,000 and to reimburse him for legal costs in the amount of $600,000. In exchange, the Company and Mr. Seifert each agreed to dismiss the lawsuit with prejudice and to release the other party from all claims.

On June 17, 2024, Progressive Care was notified of a potential claim that a former employee allegedly suffered a loss due to an alleged breach by Progressive Care of an employment contract with the former employee. Management believes, based on discussions with its legal counsel, that Progressive Care has meritorious defenses against the former employee’s claim. Since receipt of the notice of claim, Progressive Care filed a petition for arbitration against the former employee, asserting that it was the employee who breached the employment contract. Progressive Care will prosecute its claims and will defend any counterclaims vigorously as Progressive Care believes it will prevail on the merits. At this time, we cannot reasonably estimate the amount of the loss.

From time to time, the Company may become involved in litigation relating to claims arising out of our operations in the normal course of business. Other than the matter described above, the Company is not currently involved in any pending legal proceeding or litigation, and to the best of our knowledge, no governmental authority is contemplating any proceeding to which the Company is a party or to which any of the Company’s properties is subject, which would reasonably be likely to have a material adverse effect on the Company’s business, financial condition and operating results.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock has been listed on the Nasdaq Global Market since May 28, 2021. Our common stock and warrants have been trading on the Nasdaq Global Market under the symbols “NXPL” and “NXPLW,” respectively, since January 21, 2022.

Holders of Common Equity

As of March 17, 2025, we had 25,963,051 shares of our common stock issued and outstanding held by approximately 674 stockholders of record.

Dividend Policy

We have never paid any cash dividends on our capital stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain future earnings to fund ongoing operations and future capital requirements. Any future decision to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant.

Issuer Purchases of Equity Securities

None.

Equity Compensation Plan Information

The following table outlines our Equity Compensation Plan information:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders:
Equity compensation plans 2020 Incentive Plan	523,000	$0.26	50,600
Equity compensation plans 2021 Incentive Plan	295,000	0.32	917,971

Equity compensation plans not approved by security holders:
2018 Incentive Plan	-	-	1,333
Equity compensation issued pursuant to individual compensation arrangements	1,677,421	2.51	-
Total	2,495,421	$3.09	969,904

ITEM 6. [RESERVED]

Item 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Notice Regarding Forward Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including those relating to our liquidity, our belief that we will not have sufficient cash and borrowing capacity to meet our working capital needs for the next 12 months without further financing, our expectations regarding acquisitions and new lines of business, gross profit, gross margins and capital expenditures. Additionally, words such as “expects,” “anticipates,” “intends,” “believes,” “will,” “would,” “plan,” “vision” and similar words are used to identify forward-looking statements.

Some or all the results anticipated by these forward-looking statements may not occur. Important factors, uncertainties and risks that may cause actual results to differ materially from these forward-looking statements include, but are not limited to, the Risk Factors which appear in our filings and reports made with the Securities and Exchange Commission (the “SEC”), our lack of working capital, the value of our securities, the impact of competition, the continuation or worsening of current economic conditions, technology and technological changes, a potential decrease in consumer spending and the condition of the domestic and global credit and capital markets. Additionally, these forward-looking statements are presented as of the date this Form 10-K is filed with the SEC. We do not intend to update any of these forward-looking statements.

This discussion should be read in conjunction with the other sections of this Report, including “Risk Factors,” “Description of Business” and the Financial Statements attached hereto pursuant and the related exhibits. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Report.

The following discussion provides information which management believes is relevant to an assessment and understanding of our results of operations and financial condition. The discussion should be read along with our financial statements and notes thereto contained elsewhere in this annual report. The following discussion and analysis contains forward-looking statements, which involve risks and uncertainties. Our actual results may differ significantly from the results, expectations and plans discussed in these forward-looking statements.

Overview

e-Commerce Operations:

Leveraging the e-Commerce experience of the Company’s management team and the Company’s existing e-Commerce platforms, the Company has embarked upon the rollout of a state-of-the-art e-Commerce platform to collaborate with businesses to optimize their ability to sell their goods online, domestically, and internationally, and enabling customers and partners to optimize their e-commerce presence and revenue, which we expect will become the focus of the Company’s business in the future. Historically, the business of NextPlat has been the provision of a comprehensive array of Satellite Industry communication services, and related equipment sales. The Company operates two main e-commerce websites as well as 25 third-party e-commerce storefronts such as Alibaba, Amazon and Walmart. These e-Commerce venues form an effective global network serving thousands of consumers, enterprises, and governments. NextPlat has announced its intention to broaden its e-commerce platform and is implementing comprehensive systems upgrades to support this initiative.

e-Commerce transaction volumes at the Company’s owned and operated websites in the UK and United States continued to grow throughout the year setting monthly performance records.

Healthcare Operations:

Through our wholly owned subsidiaries, we currently own and operate five pharmacies, which generate most of our pharmacy revenues, which is derived from dispensing medications to our patients. We also provide patient health risk reviews and free same-day and next-day delivery.

In addition, our healthcare operations provide Third Party Administration (“TPA”), data management, COVID-19 related diagnostics and vaccinations, prescription pharmaceuticals, compounded medications, telepharmacy services, anti-retroviral medications, medication therapy management, the supply of prescription medications to long-term care facilities, medication adherence packaging, contracted pharmacy services for 340B covered entities under the 340B Drug Discount Pricing Program, and health practice risk management.  Our healthcare operations are focused on improving the lives of patients with complex chronic diseases through a patient and provider engagement and their partnerships with payors, pharmaceutical manufacturers, and distributors. We offer a broad range of solutions to address the dispensing, delivery, dosing, and reimbursement of clinically intensive, high-cost drugs.

Our pharmacies also provide contracted pharmacy services for 340B covered entities under the 340B Drug Discount Pricing Program. Under the terms of these agreements, our pharmacies act as a pass-through for reimbursements on prescription claims adjudicated on behalf of the 340B covered entities in exchange for a dispensing fee per prescription. These fees vary by the covered entity and the level of services we provide.

Our healthcare operations are focused on complex chronic diseases that generally require multiyear or lifelong therapy, which drives recurring revenue and sustainable growth. Our pharmacy services revenue growth is from expanding their services, new drugs coming to market, new indications for existing drugs, volume growth with current clients, and additions of new customers due to their focus on higher patient engagement, benefit of free delivery to the patient, and clinical expertise. The pharmacies also expanded revenue growth through the signing of new contract pharmacy service and data management contracts with 340B covered entities.

Our healthcare operations also provide data management and TPA services for 340B covered entities, pharmacy analytics, and programs to manage HEDIS Quality Measures including Medication Adherence. These offerings cater to the need for frontline providers to understand best practices, patient behaviors, care management processes, and the financial mechanisms behind these decisions. ClearMetrX provides data access, and actionable insights that providers and support organizations can use to improve their practice and patient care. ClearMetrX’s TPA services include management of wholesale accounts, patient eligibility with regard to the 340B drug program, development and review of 340B policies and procedures, and management of receivables.

Business Acquisition of Progressive Care, LLC (formerly Progressive Care Inc.)

On August 30, 2022, NextPlat entered into a Securities Purchase Agreement (the “SPA”) between NextPlat and Progressive Care Inc. (“Progressive Care”), under which NextPlat, its Executive Chairman and Chief Executive Officer, Charles M. Fernandez, board member, Rodney Barreto, and certain other investors invested an aggregate of $8.3 million into Progressive Care.  In connection with the SPA, NextPlat purchased 3,000 newly issued Units of Progressive Care valued at $6 million, with each Unit comprised of one share of Progressive Care’s Series B Convertible Preferred Stock, $0.001 par value,  and one Investor Warrant to purchase a share of Series B Convertible Preferred Stock at an exercise price of $2,000  The Investor Warrants may also be exercised, in whole or in part, by means of a cashless exercise.  The Convertible Preferred Stock has a stated value of $2,000 per share and each Preferred Stock share has the equivalent voting rights of 500 common stock shares (after giving effect to the Reverse Stock Split described below).  Each share of Series B Convertible Preferred Stock is convertible at any time at the option of the holder into shares of Progressive Care Common Stock shares determined by dividing the stated value by the conversion price which is $4.00 (after giving effect to the Reverse Stock Split described below).  Also, pursuant to the SPA, Messrs. Fernandez and Barreto were nominated for election to Progressive Care’s Board of Directors

In addition, on August 30, 2022, NextPlat Corp, Messrs. Fernandez and Barreto, and certain other investors (collectively, the “NextPlat Investors”) purchased from Iliad Research a Secured Convertible Promissory Note, dated March 6, 2019, made by Progressive Care to Iliad (the “Note”). The accrued and unpaid principal and interest under the note at the time of the purchase was approximately $2.8 million. Upon the completion the purchase of the Note, the NextPlat Investors and Progressive Care entered into a Modification Agreement pursuant to which the Note was amended and restated with modified terms, including a modified conversion price of $4.00 per share of common stock (after giving effect to the Reverse Stock Split described below), and a mandatory conversion upon the later to occur of (a) the completion of the Progressive Care’s reverse stock split, and (b) the listing of Progressive Care’s common stock on a national exchange, including the Nasdaq Capital Market, the Nasdaq Global Market, or the New York Stock Exchange (the “A&R Note”).  As consideration for their entry into the Debt Modification Agreement, Progressive Care issued 105,000 shares of its common stock to the NextPlat Investors, of which NextPlat, Messrs. Fernandez and Barreto, received 45,653, 18,261, and 18,261 shares, respectively.

On September 13, 2022, the Progressive Care Board of Directors appointed Charles M. Fernandez as Chairman of the Board of Directors and Rodney Barreto as the Vice Chairman of the Board of Directors.

On November 11, 2022, Progressive Care’s Board appointed Mr. Fernandez to serve as the new Chief Executive Officer of Progressive Care.

On December 29, 2022, Progressive Care filed a Certificate of Amendment to Articles of Incorporation (the “Amendment to Articles”) with the Secretary of State of the State of Delaware. Pursuant to the Amendment to Articles, each 200 shares of Progressive Care’s common stock outstanding was converted into one share of common stock (the “Reverse Stock Split”) and the number of shares of common stock that Progressive Care is authorized to issue was reduced to 100 million (the “Reduction in Authorized Stock”). The Reverse Stock Split and the Reduction in Authorized Stock were approved by the Progressive Care Board of Directors and the shareholders.

On May 5, 2023, NextPlat entered into a Securities Purchase Agreement (the “SPA”) with Progressive Care,  pursuant to which NextPlat purchased 455,000 newly issued units of securities from Progressive Care (the “Units”) at a price per Unit of $2.20 for an aggregate purchase price of $1 million (the “Unit Purchase”). Each Unit consisted of one share of common stock, par value $0.0001 per share, of Progressive Care and one warrant to purchase a share of common stock (the “PIPE Warrants”). The PIPE Warrants have a three-year term and are immediately exercisable. Each PIPE Warrant is exercisable at $2.20 per share of common stock. On May 9, 2023, the Companies closed the transactions contemplated in the SPA. Progressive Care received cash proceeds of $880,000, net of placement agent commission of $70,000 and legal fees of $50,000.

Simultaneous with the closing of the Unit Purchase on May 9, 2023, Progressive Care entered into a Debt Conversion Agreement (the “DCA”) with the NextPlat Investors relating to the A&R Note. Pursuant to the DCA, the NextPlat Investors agreed to convert the total approximately $2.9 million of outstanding principal and accrued and unpaid interest under the A&R Note to Progressive Care common stock at a conversion price of $2.20 per share (the “Debt Conversion”). Of the total 1,312,379 shares of Progressive Care common stock issued pursuant to the Debt Conversion, NextPlat received 570,599 shares, Charles M. Fernandez received 228,240 shares, and Rodney Barreto received 228,240 shares. In addition, each of the NextPlat Investors also received a warrant to purchase one share of Progressive Care common stock for each share of Progressive Care common stock they received upon conversion of the A&R Note (the “Conversion Warrants”). The Conversion Warrants have a three-year term and were immediately exercisable. Each Conversion Warrant is exercisable at $2.20 per share of Common Stock. In addition, Progressive Care issued 330,000 warrants to certain existing Progressive Care investors to induce them to approve the Unit Purchase (the “Inducement Warrants”). Charles M. Fernandez and Rodney Barreto received Inducement Warrants to purchase 190,000 and 30,000 shares of Common Stock, respectively. The Inducement Warrants have a three-year term and were immediately exercisable. Each Inducement Warrant is exercisable at $2.20 per share of Progressive Care common stock.

On July 1, 2023, NextPlat, along with Messrs. Fernandez and Barreto, exercised certain common stock purchase warrants issued by Progressive Care (the “RXMD Warrants”) and were issued shares of Progressive Care common stock. NextPlat exercised RXMD Warrants on a cashless basis and was issued 402,269 shares of Progressive Care common stock. NextPlat also exercised RXMD Warrants on a cash basis and paid consideration in the amount of $506,000 and was issued 230,000 shares of Progressive Care common stock. Mr. Fernandez exercised RXMD Warrants on a cashless basis and was issued 211,470 shares of Progressive Care common stock. Mr. Barreto exercised RXMD Warrants on a cashless basis and was issued 130,571 shares of Progressive Care common stock. At the time of exercise, all of the above RXMD Warrants were in-the-money. After the exercise of the RXMD Warrants, NextPlat and Messrs. Fernandez and Barreto collectively owned approximately 53% of Progressive Care’s voting common stock.

Also, on July 1, 2023, NextPlat and entered into a voting agreement with Messrs. Fernandez and Barreto whereby at any annual or special shareholders meeting of Progressive Care’s stockholders, and whenever the holders of Progressive Care’s common stock act by written consent, Messrs. Fernandez and Barreto agreed to vote all of the shares of Progressive Care common stock (including any new shares acquired after the date of the voting agreement or acquired through the conversion of securities convertible into Progressive Care common stock) that they own, directly or indirectly, in the same manner that NextPlat votes its shares of Progressive Care common stock. The voting agreement is irrevocable and perpetual in term.

As a result of the common stock purchase warrant exercises and the entry into the voting agreement, NextPlat concluded that there was a change in control in Progressive Care. As of July 1, 2023, NextPlat has the right to control more than 50 percent of the voting stock of Progressive Care through the concurrent common stock purchase warrant exercises and voting agreement noted above. Beginning on July 1, 2023, the Company changed the accounting method for its investment in Progressive Care, which prior to July 1, 2023 had been accounted for as an equity method investment to consolidation under the voting interest model in FASB ASC Topic 805. Therefore, Progressive Care became a consolidated subsidiary of the Company on July 1, 2023.

On April 12, 2024, NextPlat entered into a Merger Agreement and Plan of Reorganization (the “Merger Agreement”) with Progressive Care Inc, and Progressive Care LLC, a Nevada limited liability company and a direct, wholly owned subsidiary of NextPlat (“Merger Sub”). Pursuant to the terms of the Merger Agreement, upon the approval of NextPlat’s and Progressive Care’s shareholders, Progressive Care would merge with and into Merger Sub (the “Merger”), with Merger Sub being the surviving entity of the Merger. The result of which being that Progressive Care would become a wholly-owned subsidiary of NextPlat.

On September 13, 2024, the shareholders of each of NextPlat and Progressive Care approved the Merger Agreement and the transactions contemplated thereby.

On October 1, 2024, at 12:01 Eastern time, the Merger became effective and Progressive Care merged with and into Mergers Sub and thereby became a wholly owned subsidiary of NextPlat. In connection with the Merger, each share of Progressive Care common stock that was issued and outstanding immediately prior to the effective time of the Merger was converted into 1.4865 shares of NextPlat common stock, and each warrant to purchase Progressive Care common stock that was outstanding and unexercised immediately prior to the effective time of the Merger automatically converted into a warrant to purchase shares of NextPlat common stock with each such warrant having and being subject to the same terms and conditions (including vesting and exercisability terms) as were applicable to such Progressive Care warrant immediately before the effective time.

Business Acquisition of Outfitter Satellite, Inc.

On March 25, 2024, the Company entered into a Stock Purchase Agreement with James T. McKinley, pursuant to which the Company agreed to purchase all of the issued and outstanding shares of common stock of Outfitter Satellite, Inc. (“Outfitter”). The closing of the transaction occurred on April 1, 2024.

Outfitter provides consumers, commercial and government customers, with advanced satellite-based connectivity solutions from leading brands, including Iridium, Inmarsat and Globalstar.

Distribution of Our Products Through Alibaba

On July 13, 2021, we announced that our Global Telesat Communications (“GTC”) unit entered into an agreement with Alibaba.com, the B2B (Business-to-Business) e-commerce website owned and operated by Alibaba Group Holding Limited, also known as Alibaba Group (NYSE: BABA; HKEX: 9988), a Chinese multinational technology company specializing in e-commerce, retail, internet, and technology. GTC is a Gold-level Supplier on Alibaba.com, the world’s largest Business-to-Business (B2B) e-commerce website. Under the agreement, GTC significantly expanded its 24/7/365 e-commerce presence with the launch of its latest global storefront on Alibaba.com on which it offers a range of satellite IoT and connectivity products. These include our specialized satellite tracking products, some of which operate using the Company’s many ground station-based network processors and can be used to track and monitor the location of cars, trucks, trailers, boats, containers, animals, and other remote assets. We currently list approximately 500 products on Alibaba.com. The agreement will continue on a year-to-year basis. Additionally, we have an agreement with Tmall.com, a subsidiary of Alibaba, which allows us to list and sell our range of OPKO healthcare products. We will also sell our Florida Sunshine vitamins through Tmall.com.

Critical Accounting Policies and Estimates

Our consolidated financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, estimated asset lives, impairments and bad debts. These estimates and assumptions are affected by management’s applications of accounting policies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies, grouped by our activities, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. For additional information, see Item 8 of Part II, “Financial Statements and Supplementary Data – Note 3 – Summary of Significant Accounting Policies.”

Revenue Recognition and Unearned Revenue

e-Commerce Operations:

The Company recognizes revenue from satellite services when earned, as services are rendered or delivered to customers. Equipment sales revenue is recognized when the equipment is delivered to and accepted by the customer. Only equipment sales are subject to warranty. Historically, the Company has not incurred significant expenses for warranties. Equipment sales which have been prepaid, before the goods are shipped are recorded as contract liabilities and once shipped and delivered is recognized as revenue. The Company also records as contract liabilities, certain annual plans for airtime, which are paid in advance. Once airtime services are incurred, they are recognized as revenue. Unbilled revenue is recognized for airtime plans whereby the customer is invoiced for its data usage the following month after services are incurred.

The Company’s customers generally purchase a combination of our products and services as part of a multiple element arrangement. The Company’s assessment of which revenue recognition guidance is appropriate to account for each element in an arrangement can involve significant judgment. This assessment has a significant impact on the amount and timing of revenue recognition.

The Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which we expect to receive in exchange for those goods or services. To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) we satisfy a performance obligation. The five-step model is applied to contracts when it is probable that we will collect the consideration we are entitled to in exchange for the goods or services transferred to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, we assess the goods or services promised within each contract and determine those that are performance obligations and assess whether each promised good or service is distinct. We then recognize revenue in the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Healthcare Operations:

We recognize product sales from prescriptions dispensed to patients (customers) at the time the drugs are physically delivered to a customer or when a customer picks up their prescription, which is the point in time when control transfers to the customer. 340B dispensing fees are a component of 340B contract revenue, which are recognized at the time the drugs are received by the patient, by either delivery or customer pick up. Payments are received directly from the customer at the point of sale, or the customers’ insurance provider is billed electronically. For third-party medical insurance and other claims, authorization is obtained to ensure payment from the customer’s insurance provider before the medication is dispensed to the customer. Authorization is obtained for these sales electronically and a corresponding authorization number is issued by the customer’s insurance provider.

Pharmacy benefit manager (“PBM”) fees, including direct and indirect remuneration (“DIR”) fees, are assessed by payers and charged at the time of the settlement of a pharmacy claim. DIR fees are fees charged by PBMs to pharmacies for network participation as well as periodic reimbursement reconciliations. Through December 31, 2023, the Company accrued an estimate of PBM fees, including DIR fees, which are assessed or expected to be assessed by payers at some point after adjudication of a claim, as a reduction of prescription revenue at the time revenue is recognized. Changes in the estimate of such fees are recorded as an adjustment to revenue when the change becomes known. Effective January 1, 2024, all PBMs began charging DIR fees at the time of the settlement of a pharmacy claim.

We record unearned revenue for prescriptions that are filled but not yet delivered at period-end. Billings for most prescription orders are with third-party payers, including Medicare, Medicaid, and insurance carriers. Customer returns are nominal. Prescription revenues exceeded 80% of total revenue for all periods presented.

We recognize revenue from TPA services as we satisfy the services under the TPA contract with a 340B covered entity. TPA services provided to covered entities include consulting services, accounting and reconciliation of contract pharmacy billings, and various compliance services.

Billings for most prescription orders are with third-party payers, including Medicare, Medicaid, and insurance carriers. Customer returns are nominal.

Stock-Based Compensation

Stock-based compensation is accounted for based on the requirements of the Share-Based Payment Topic of ASC 718 which requires recognition in the consolidated financial statements of the cost of employee and director services received in exchange for an award of equity instruments over the period the employee or director is required to perform the services in exchange for the award (presumptively, the vesting period). The ASC also requires measurement of the cost of employee and director services received in exchange for an award based on the grant-date fair value of the award.

In June 2018, the FASB issued ASU 2018-07, Compensation – Stock Compensation. (Topic 718). This update is intended to reduce cost and complexity and to improve financial reporting for share-based payments issues to non-employees (for example, service providers, external legal counsel, suppliers, etc.). The ASU expanded the scope of ASC 718, Compensation - Stock Compensation, which previously only included share-based payments issued to employees, to also includes share-based payments issues to non-employees for goods and services. Consequently, the accounting for share-based payment to non-employees and employees will be substantially aligned. This standard became effective for the financial statements issued by public companies for the annual and interim periods beginning after December 15, 2018. Management adopted this standard on January 1, 2019.

The Company estimated the fair value of stock options granted using the Black-Scholes option-pricing formula. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. The Company’s determination of the fair value using the option-pricing model is affected by the stock price as well as assumptions regarding the number of highly subjective variables.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price of over the value assigned to net tangible and identifiable intangible assets. We perform the required annual impairment tests of goodwill at the end of each fiscal year on our reporting unit. To determine the fair value of the reporting unit, we use a discounted cash flow model with market-based support as our valuation technique to measure the fair value for our reporting unit. The discounted cash flow model uses five-to-ten-year forecasted cash flows plus a terminal value based on a multiple of earnings or by capitalizing the last period’s cash flows using a perpetual growth rate. Our significant assumptions in the discounted cash flow models include, but are not limited to: the weighted average cost of capital (“WACC”), revenue growth rates, including perpetual revenue growth rates, and operating margin percentages of the reporting unit’s business. We consider the current market conditions when determining assumptions. The total forecasted cash flows are discounted based on ranges included in assumptions regarding our WACC. Lastly, we reconcile the aggregate fair values of our reporting units to our market capitalization, which include a reasonable control premium based on market conditions. The use of estimates and the development of assumptions results in uncertainties around forecasted cash flows.

A change in any of these estimates and assumptions used in the annual test, a degradation in the overall markets served by these reporting units, among other factors, could have a negative material impact to the fair value of the reporting units and could result in a future impairment charge. There can be no assurance that our future goodwill impairment testing will not result in a charge to earnings. This impairment charge could have a negative material impact on our results of operations.

Acquired intangible assets other than goodwill are amortized over their useful lives unless the lives are determined to be indefinite. For intangible assets purchased in a business combination, the estimated fair values of the assets received are used to establish their recorded values. Valuation techniques consistent with the market approach, income approach, and/or cost approach are used to measure fair value. Goodwill and other indefinite-lived intangible assets are assessed annually for impairment in the fourth fiscal quarter and in interim periods if events or changes in circumstances indicate that the assets may be impaired.

Use of Estimates

In preparing the Consolidated Financial Statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition, and revenues and expenses for the years then ended. Actual results may differ significantly from those estimates. Significant estimates made by management include, but are not limited to, assumptions used to calculate stock-based compensation, fair value of net assets acquired in business combinations, common stock, warrants and options issued for services, net realizable value of accounts receivables and other receivables, the useful lives of property and equipment and intangible assets determining the potential impairment of long-lived assets and goodwill, the estimate of the fair value of the lease liability and related right of use assets, pharmacy benefit manager (“PBM”) fee estimates, inventory reserve estimates, and the estimates of the valuation allowance on deferred tax assets and corporate income taxes.

Effect of Exchange Rate on Results

The Company’s reporting currency is U.S. Dollars. The accounts of one of the Company’s subsidiaries, GTC, is maintained using the appropriate local currency, Great British Pound, as the functional currency. All assets and liabilities are translated into U.S. Dollars at balance sheet date, shareholders’ equity is translated at historical rates and revenue and expense accounts are translated at the average exchange rate for the year or the reporting period. The translation adjustments are reported as a separate component of stockholders’ equity, captioned as accumulated other comprehensive (loss) gain. Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the statements of operations.

Results of Operations

The results of operations for the year ended December 31, 2024, include the full year results for Progressive Care compared to the results of operations for the prior year ended December 31, 2023, which include results of operations for Progressive Care for the period from the date of acquisition, July 1, 2023, to December 31, 2023.

Our revenues were as follows (in thousands):

	Years Ended December 31,
	2024	2023	$ Change	% Change
Revenue, net	$65,483	$37,756	$27,727	73%
Cost of revenue	49,254	26,445	22,809	86%
Gross profit	16,229	11,311	4,918	43%
Operating expenses	39,853	34,539	5,314	15%
Loss before other income	(23,624)	(23,228)	(396)	2%
Other income	(570)	(937)	367	(39)%
Loss before income taxes and equity in net loss of affiliate	(23,054)	(22,291)	(763)	3%
Income taxes	(71)	(28)	(43)	154%
Loss before equity in net loss of affiliate	(23,125)	(22,319)	(806)	4%
Gain on remeasurement of fair value of equity interest in affiliate prior to acquisition	—	11,352	(11,352)	(100)%
Equity in net loss of affiliate	—	(1,440)	1,440	(100)%
Net loss	(23,125)	(12,407)	(10,718)	86%
Net loss attributable to noncontrolling interest	9,100	8,629	471	5%
Net loss attributable to NextPlat Corp	$(14,025)	$(3,778)	$(10,247)	271%

For the years ended December 31, 2024 and 2023, we recognized overall revenue from operations of approximately $65.5 million and $37.8 million, respectively, an overall increase of approximately $27.7 million for the year ended December 31, 2024, when compared to the year ended December 31, 2023. The increase in revenue was primarily attributable to an increase of approximately $24.9 million from the Healthcare Operations reportable segment as a result of the Progressive Care acquisition on July 1, 2023, and approximately $2.8 million as it relates to the e-Commerce Operations reportable segment as a result of the acquisition of Outfitter.

Gross profit margins for the years ended December 31, 2024 and 2023 were approximately 24.8% and 30.0%, respectively. The decrease in gross profit margin was primarily attributable to the Healthcare Operations reportable segment as it continues to experience pressures from medication price increases along with reimbursement rates not keeping pace with those increases.

Our loss before other income increased by approximately $0.4 million for the year ended December 31, 2024, when compared to the year ended December 31, 2023, as a result of the increase in operating expenses of approximately $5.3 million, offset by the increase in gross profit of approximately $4.9 million. The increase in operating expenses included non-recurring expenses and losses that are not indicative of our regular operations, including impairment losses of approximately $13.7 million and $13.9 million for the years ended December 31, 2024 and 2023, respectively, and approximately $3.4 million of non-recurring professional fees and other expenses associated with litigation and our merger with Progressive Care in the current year. Without those non-recurring items, loss before other income would have been approximately $6.6 million for the year ended December 31, 2024 compared to $9.3 million for the year ended December 31, 2023.

Revenue

Our revenues were as follows (in thousands):

	Years Ended December 31,
	2024		2023
	Dollars	% of Revenue	Dollars	% of Revenue	$ Change	% Change
Sales of products, net:
e-Commerce revenue	$13,791	21%	$10,977	29%	$2,814	26%
Pharmacy prescription and other revenue, net of PBM fees	41,308	63%	21,412	57%	19,896	93%
Sub total	55,099	84%	32,389	86%	22,710	70%
Revenues from services:
Pharmacy 340B contract revenue	10,384	16%	5,367	14%	5,017	93%

Revenues, net	$65,483	100%	$37,756	100%	27,727	73%

Revenues, net for the year ended December 31, 2024, consisted of e-Commerce sales of satellite phones, tracking devices, accessories, and airtime plans, pharmacy prescription revenue, and 340B contract revenues. For the year ended December 31, 2024, overall revenues were approximately $65.5 million compared to $37.8 million for the year ended December 31, 2023, an increase in of approximately $27.7 million or 73.4%.

Total e-Commerce revenues were approximately $13.8 million and $11.0 million for the years ended December 31, 2024 and 2023, respectively, an increase of approximately $2.8 million mainly due to the Outfitter acquisition on April 1, 2024.

Total pharmacy prescription and 340B contract revenues were approximately $51.7 million and $26.8 million for the years ended December 31, 2024 and 2023, respectively. The increase is due to the full year results for Progressive Care included in the 2024 period versus six months results during the same period in 2023 due to the Progressive Care acquisition occurring on July 1, 2023. The pharmacy filled approximately 514,000 prescriptions for the year ended December 31, 2024, compared to approximately 489,000 prescriptions for the year ended December 31, 2023 (prescription count for the year ended December 31, 2023 includes prescriptions filled prior to the acquisition of Progressive Care that occurred on July 1, 2023).

Operating Expenses

Our operating expenses were as follows (in thousands):

	Years Ended December 31,
	2024	2023	$ Change	% Change
Selling, general and administrative	$7,860	$9,910	$(2,050)	(21)%
Salaries, wages and payroll taxes	11,441	6,643	4,798	72%
Impairment loss	13,653	13,895	(242)	(2)%
Professional fees	4,401	1,981	2,420	122%
Depreciation and amortization	2,498	2,110	388	18%
Total operating expenses	$39,853	$34,539	$5,314	15%

Total operating expenses for the year ended December 31, 2024, were approximately $39.9 million, an increase of approximately $5.3 million or 15.4%, from total operating expenses for the year ended December 31, 2023, of approximately $34.5 million. Factors contributing to the increase are described below.

Selling, general and administrative expenses were approximately $7.9 million and $9.9 million for the years ended December 31, 2024 and 2023, respectively, a decrease of approximately $2.1 million or 20.7%. The decrease for the year ended December 31, 2024, was mainly attributable to a decrease in stock-based compensation of approximately $3.8 million due to non-recurring grants fully vested, offset by an increase of approximately $1.5 million relating to operating expenses of the Healthcare Operations as a result of the Progressive Care acquisition on July 1, 2023 and approximately $0.4 million relating to the Outfitter acquisition on April 1, 2024.

Salaries, wages and payroll taxes were approximately $11.4 million and $6.6 million for the years ended December 31, 2024 and 2023, respectively, an increase of approximately $4.8 million or 72.2%. The increase was mainly attributable to the Healthcare Operations as a result of the Progressive Care acquisition as of July 1, 2023, of approximately $5.0 million, and approximately $0.3 million as it relates to the Outfitter acquisition on April 1, 2024, offset by a decrease in e-Commerce Operations salaries and wages of approximately $0.5 million.

The Company performed a goodwill impairment test during the year ended December 31, 2024 and it was determined that the carrying amount of goodwill exceeded its fair value resulting in the Company recording a non-cash impairment charge of approximately $0.7 million, recorded in the Healthcare Operations reporting segment. As of December 31, 2024, there was no remaining goodwill as it relates to the Healthcare Operations reporting segment. Refer to Note 12. Goodwill and Intangible Assets for additional details on the impairment charges, valuation methodologies, and inputs used in the fair value measurements.

The Company performed a long-lived assets impairment test as it relates to the Healthcare Operations reporting segment during the year ended December 31, 2024 and it was determined that the carrying amount of the asset group exceeded its fair value resulting in the Company recording a non-cash impairment charge to certain long-lived assets, primarily intangible assets, of approximately $12.8 million during the year ended December 31, 2024. Refer to Note 12. Goodwill and Intangible Assets for additional details on the impairment charges, valuation methodologies, inputs used in the fair value measurements, and the changes in intangible assets for the period.

The Company recorded approximately $0.1 million of impairment loss related to the write-down of a right-of-use asset as a result of taking the leased equipment out of service and not returning to service in the future. This was recorded in the Healthcare Operations reporting segment for the year ended December 31, 2024.

Professional fees were approximately $4.4 million and $2.0 million for the years ended December 31, 2024 and 2023, respectively, an increase of approximately $2.4 million or 122.2%. The increase was mainly attributable to the settlement of litigation and associated legal fees with the e-Commerce Operations of approximately $1.3 million, legal and consulting fees as it relates to the merger of Progressive Care of approximately $0.6 million, and other professional and accounting fees associated with the Healthcare Operations of approximately $0.5 million. Management does not expect these increases in professional fees to be recurring expenses in the foreseeable future.

Depreciation and amortization expenses were approximately $2.5 million and $2.1 million for the years ended December 31, 2024 and 2023, respectively, an increase of approximately $0.4 million or 18.4%. The increase was attributable to a full year of depreciation and amortization as it relates to the Healthcare Operations reportable segment of approximately $0.5 million compared to six months of depreciation and amortization in the prior year related to the Healthcare Operations reportable segment from the Progressive Care acquisition on July 1, 2023.

Total Other Income

Our total other income decreased by approximately $0.4 million for the year ended December 31, 2024 when compared to the same period in 2023, and was mainly due to an increase of interest received of approximately $0.1 million, a change in foreign currency rates of approximately $0.2 million, and gain on disposal of property and equipment of approximately $0.1 million, which was offset by the non-recurring write off of aged payables of approximately $0.3 million in the prior year.

Equity Method Investment

Prior to the Progressive Care acquisition in July 2023, our investment in Progressive Care was accounted for by the equity method of accounting, and we recorded a net loss in the equity of Progressive Care of approximately $1.4 million, and a gain on the remeasurement of fair value of equity method investment in Progressive Care of approximately $11.4 million. Effective July 1, 2023, Progressive Care became a consolidated subsidiary of the Company, which resulted in a change in the accounting treatment from equity method to consolidation.

Net Loss

We recorded net losses of approximately $23.1 million and $12.4 million for the years ended December 31, 2024 and 2023, respectively. The change in the net loss was a result of the factors described above.

Comprehensive Loss

We recorded comprehensive losses for foreign currency translation adjustments of approximately $3,000 and $22,000 for the years ended December 31, 2024 and 2023, respectively. The change was primarily attributable to exchange rate variances.

Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations, and otherwise operate on an ongoing basis. As of December 31, 2024, we had a cash balance of approximately $20.0 million. Our working capital was approximately $23.3 million at December 31, 2024.

As of the date of this report, the Company’s existing cash resources are sufficient to support planned operations for the next 12 months. As a result, management believes that the existing financial resources are sufficient to continue operating activities for at least one year past the issuance date of the financial statements.

The following table summarizes our cash flows (in thousands):

	Years Ended December 31,
	2024	2023
Net change in cash from:
Operating activities	$(5,464)	$(3,596)
Investing activities	(953)	5,199
Financing activities	72	5,860
Effect of exchange rate on cash	(2)	(47)
Change in cash	(6,347)	7,416
Cash at end of year	$19,960	$26,307

Cash Flow from Operating Activities

Net cash flows used by operating activities totaled approximately $5.5 million and $3.6 million for the years ended December 31, 2024 and 2023, respectively, and changed by approximately $1.9 million period over period. The unfavorable change of approximately $1.9 million was primarily attributable to the following:

●

an increase in cash received from e-Commerce Operations of approximately $2.8 million due to year-over-year sales increase; an increase in cash received from Healthcare Operations of approximately $40.9 million was mainly due to the full year results of Progressive Care included in 2024 versus six months results during 2023 as a result of the acquisition as of July 1, 2023;

●

an increase in cash received from interest income and other sources of approximately $0.4 million and primarily represents the full year of interest income on money market accounts in 2024 versus five months in 2023;

●

an increase in cash paid for inventory purchases and other costs of revenue of approximately $43.6 million, which was mainly due to the full year results of Progressive Care included in 2024 versus six months results during 2023 as a result of the acquisition as of July 1, 2023, Outfitter acquisition as of April 1, 2024, and an increase in inventory purchases for e-Commerce Operations as a result of increased sales;

●

an increase in cash paid for salaries and related expenses of approximately $4.8 million, offset by a decrease in cash paid for other recurring operational expenses of approximately $6.2 million, and mainly due to the full year results of Progressive Care included in 2024 versus six months results during 2023 as a result of the acquisition as of July 1, 2023, and Outfitter acquisition as of April 1, 2024;

●	an increase in cash paid for income taxes of approximately $0.1 million;
●	and an increase in cash paid for merger costs and other non-recurring expenses of approximately $3.4 million.

Cash Flow from Investing Activities

Net cash flows (used in) provided by investing activities were approximately ($1.0 million) and $5.2 million for the years ended December 31, 2024 and 2023, respectively. The cash outflow in 2024 was attributable to the acquisition of Outfitter, compared to the cash inflow in 2023 due to the acquisition of Progressive Care.

Cash Flow Financing Activities

Cash provided by financing activities of approximately $0.1 for the year ended December 31, 2024 was primarily attributable to the exercise of warrants and capital contributions of non-controlling interest, offset by repayment of notes payable. Cash provided by financing activities of approximately $5.9 million for the year ended December 31, 2023 was primarily attributable to the proceeds from a capital raise and exercise of warrants, offset by repayment of notes payable.

April 2023 Private Placement of Common Stock

On April 5, 2023, the Company entered into a securities purchase agreement with an accredited investor (the “Investor”) for the sale by the Company in a private placement of 3,428,571 shares of the Company’s common stock, $0.0001 par value per share (the “Common Stock”). The offering price of the Common Stock was $1.75 per share, the closing price of the Common Stock on April 4, 2023. On April 11, 2023, the Private Placement closed. Upon the closing of the Private Placement, the Company received gross proceeds of approximately $6.0 million. The Company sold the Common Stock to the Investor in reliance on the exemption from registration afforded by Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act and corresponding provisions of state securities or “blue sky” laws. The Investor represented that it is acquiring the Common Stock for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof. Accordingly, the Common Stock has not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities laws.

Acquisition of Progressive Care Inc.

See the section above entitled “- Overview - Business acquisition of Progressive Care, Inc.”

Off-balance Sheet Arrangements

We have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered any derivative contracts that are indexed to our shares and classified as stockholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Consistent with the rules applicable to “Smaller Reporting Companies” we have omitted information required by this Item.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Consolidated Financial Statements and supplementary data, together with the report of RBSM LLP, independent registered public accounting firm, are included in Part IV (see F-pages) of this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures. Based on management’s evaluation (with the participation of our Chief Executive Officer (CEO) and Chief Financial Officer (CFO)), as of the end of the period covered by this report, our CEO and CFO have concluded that our disclosure controls and procedures (as defined in Rules 13a-15I and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Inherent Limitation on Controls. Management, including the CEO and CFO, does not expect that our disclosure controls and procedures will prevent or detect all errors and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to errors or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

(c) Management’s Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting includes policies and procedures that: (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and Board of Directors; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. Our internal control over financial reporting is a process designed with the participation of our principal executive officer and principal financial officer or persons performing similar functions to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Material Weakness in Internal Control Over Financial Reporting

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework (2013). Based on this evaluation, management concluded that the Company’s internal control over financial reporting was not effective at the reasonable assurance level as of December 31, 2024 because of the material weakness described below.

A material weakness is a deficiency or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

In connection with our preparation of the consolidated financial statements, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting as of December 31, 2024, related to the valuation of our inventories. The Company did not have sufficient controls in place to assess whether inventory was recorded at the lower of cost or net realizable value (“NRV”), as required by U.S. GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect errors or misstatements in our consolidated financial statements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Remediation

Management is committed to improving its internal control over financial reporting and remediating the material weakness described above as quickly as possible. Management has outlined a remediation plan  to ensure that the control deficiency is remediated. Management’s remediation plan includes the following:  a.) implementing formalized policies and procedures to perform comprehensive NRV assessments for inventory at each reporting period; b.) establishing a review process requiring senior management oversight to ensure NRV calculations are accurate and appropriately documented; and c.) enhancing the accuracy of pricing and cost data used in NRV calculations by integrating reliable internal tracking mechanisms.

We believe that the foregoing measures will remediate the identified material weakness, although management is continuing to assess the need for any additional steps to remediate the underlying causes that gave rise to the material weakness. The material weakness will not be considered remediated, however, until the applicable controls operate for a sufficient period of time. There is no assurance that additional remedial steps will not be necessary. We anticipate the remediation of the material weakness will be fully implemented and validated by the end of the second quarter of 2025. Notwithstanding the conclusion by our management that our controls and procedures as of December 31, 2024 were not effective, as described above with respect to inventory valuation, management believes that the consolidated financial statements and related financial information included in this Annual Report on Form 10-K fairly present in all material respects our financial position, results of operations and cash flows as of and for the years then ended, in conformity with U.S. GAAP.

This Annual Report on Form 10-K does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules from the SEC that permit us to provide only management’s report in this annual report.

(d) Changes in Internal Control Over Financial Reporting. There has been no change in our internal control over financial reporting during our fourth fiscal quarter ended December 31, 2024, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Rule 10b5-1 Trading Arrangement

During the three months ended December 31, 2024, no director or officer of the Company adopted or terminated any “Rule 10b5-1 trading arrangement” or “non-Rule 10b5-1 trading arrangement,” as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICATIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICES AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference to our Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days of the fiscal year ended December 31, 2024.

Our Board of Directors has adopted a written Code of Conduct and Ethics applicable to all officers, directors and employees, which is available on our website (www.nextplat.com) under “Governance Documents” within the “Corporate Governance” section. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding amendment to, or waiver from, a provision of this Code and by posting such information on the website address and location specified above.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to our Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days of the fiscal year ended December 31, 2024.

ITEM 12. SECURTIY OWENERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTER

The information in Item 5 of this report regarding our Equity Compensation Plans is herein by reference. The remainder of the information required by this item is incorporated by reference to our Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days of the fiscal year ended December 31, 2024.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to our Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days of the fiscal year ended December 31, 2024.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference to our Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days of the fiscal year ended December 31, 2024.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	Documents filed as part of this report.

(1)

Financial Statements. See Index to Consolidated Financial Statements, which appears on page F-1 hereof. The financial statements listed in the accompanying Index to Consolidated Financial Statements are filed herewith in response to this Item.

(2)	Financial Statements Schedules. None.

(3)	Exhibits

Exhibit No.	Description
1.1

Placement Agency Agreement dated December 9, 2022, by and between the Company and Dawson James Securities, Inc. (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed with the Commission on December 13, 2022).

2.1

Merger Agreement and Plan of Reorganization by and among NextPlat Corp., Progressive Care LLC, and Progressive Care Inc., dated April 12, 2024 (incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on April 17, 2024).

3.1	Amended and Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2014).
3.2

Certificate of Amendment to Amended and Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.3 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2014).

3.3

Certificate of Amendment to Amended and Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on March 8, 2016).

3.4	Certificate of Change to the Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.7 to the Company’s Current Report on Form 8-K filed with the SEC on May 28, 2021).
3.5

Certificate of Amendment of the Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 20, 2022).

3.6	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the SEC on January 20, 2022).
4.1

Description of NextPlat Corp’s Securities Registered Under Section 12 of the Exchange Act.  (Incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2022).

4.2	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-1/A filed with the SEC on April 7, 2021).
4.3	Form of Warrant Agent Agreement (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1/A filed with the SEC on April 7, 2021).
4.4	Form of Underwriter’s Warrant (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-1/A filed with the SEC on April 7, 2021).
4.5	Form of Warrant Agreement issued in offering (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Commission on December 13, 2022)
4.6	Form of Placement Agent Warrant Agreement issued in offering (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the Commission on December 13, 2022)
10.1+	David Phipps Employment Agreement (Incorporated by reference from the Current Report on Form 8-K filed with the SEC on March 11, 2021).
10.2+	2020 Equity Incentive Plan (Incorporated by reference from the Current Report on Form 8-K filed with the SEC on December 31, 2021).
10.3	Debenture by and among Global Telesat Communications LTD and HSBC UK BANK PLC, dated July 16, 2020 (Incorporated by reference from the Company’s Current Report on Form 8-K filed on July 21, 2020).
10.4

Coronavirus Business Interruption Loan Agreement by and among Global Telesat Communications LTD and HSBC UK BANK PLC, dated July 16, 2020 (Incorporated by reference from the Company’s Current Report on Form 8-K filed on July 21, 2020).

10.5+	David Phipps Employment Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on March 11, 2021).

10.6+

Form Fernandez Restricted Stock Agreement (incorporated by reference to Exhibit 10.19 to Amendment No.4 to the Company’s registration statement on Form S-1 filed with the SEC on May 25, 2021, File No. 333-253027).

10.7+

Fernandez Employment Agreement, dated May 23, 2021 (incorporated by reference to Exhibit 10.20 to Amendment No.4 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 25, 2021, File No. 333-253027).

10.8+	Fernandez Employment Agreement, dated June 2, 2021 (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report filed with the SEC on August 17, 2021).
10.9+	Form of Director Offer Letter (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form S-1/A filed with the SEC on April 7, 2021).
10.10+	Hector Delgado Independent Director Agreement (incorporated by reference to Exhibit 10.21 to the Company’s Current Report on Form 8-K filed with the SEC on June 7, 2021).
10.11+	Louis Cusimano Independent Director Agreement (incorporated by reference to Exhibit 10.22 to the Company’s Current Report on Form 8-K filed with the SEC on June 7, 2021).
10.12+	David Phipps Employment Agreement (incorporated by reference to Exhibit 10.25 to the Company’s Current Report on Form 8-K filed with the SEC on June 7, 2021).
10.13	Alibaba.com Supplemental Services Agreement (incorporated by reference to Exhibit 10.29 to the Company’s Current Report on Form 8-K filed with the SEC on July 13, 2021).
10.14	Alibaba.com Transaction Services Agreement (incorporated by reference to Exhibit 10.30 to the Company’s Current Report on Form 8-K filed with the SEC on July 13, 2021).
10.15	Alibaba.com Terms of Use (incorporated by reference to Exhibit 10.31 to the Company’s Current Report on Form 8-K filed with the SEC on July 13, 2021).
10.16+	Amended and Restated 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on October 1, 2021).
10.17+

Director Services Agreement, dated January 11, 2022, between Orbsat Corp and Rodney Barreto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 11, 2022).

10.18+	Orbsat Corp Amended and Restated 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 22, 2021).
10.19+	Orbsat Corp 2021 Incentive Award Plan (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on December 22, 2021).
10.20+

Form of Stock Option Grant Notice and Agreement between Orbsat Corp and each of Charles M. Fernandez (75,000 shares), Paul R Thomson (10,000 shares) and Theresa Carlise (15,000 shares), entered into in December 2021 (incorporated by reference to Exhibit 10.68 to the Company’s Current Report on Form 10-K filed with the SEC on March 31, 2022).

10.21+

Stock Option Agreement, dated July 1, 2022, by and between NextPlat Corp and Charles M. Fernandez (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 15, 2022).

10.22

Employment Agreement, dated as of November 7, 2022, by and between the Company and Robert Bedwell (incorporated by reference to Exhibit 10.6 the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2022).

10.23

Employment Agreement, dated as of November 14, 2022, by and between the Company and Cecile Munnik (incorporated by reference to Exhibit 10.8 the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2022).

10.24+

Stock Option Agreement dated December 5, 2022, and effective as of November 7, 2022, by and between the Company and Robert Bedwell (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K Filed on December 5, 2022).

10.25+

Stock Option Agreement dated December 5, 2022, and effective as of November 14, 2022, by and between the Company and Cecile Munnik (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K Filed on December 5, 2022).

10.26

Merchant Sourcing Agreement, dated as of April 20, 2023, by and between the Company and Alibaba.com Singapore E-Commerce Private Limited, a company organized under the laws of Singapore* (incorporated by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 26, 2023)

10.27

Promissory Note, dated July 7, 2023, in the original principal amount of $250,000 made by Next Borough Capital Management to the order of NextPlat Corp. (incorporated by reference from Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q filed on August 14, 2023).

10.28

First Amendment to Employment Agreement, dated as of June 29, 2023, by and between NextPlat Corp and Cecile Munnik (incorporated by reference from Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q filed on August 14, 2023).

10.29

Distribution Agreement, dated as of October 12, 2023, by and between OPKO Health Spain, S.L.U. and NextPlat Corp (incorporated by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 18, 2023).

10.30

Stock Purchase Agreement, dated as of March 25, 2024, by and between NextPlat Corp and James T. McKinley (incorporated by reference from Exhibit 10.1 to the Company’s Current Report filed on March 29, 2024)

10.31	Form of Lock-Up Agreement (incorporated by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 17, 2024).
10.32+

Employment Agreement, dated as of August 11, 2024, by and between the Company and David Phipps (incorporated by reference from Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on August 14, 2024).

10.33+	Elizabeth Alcaine Independent Director Agreement (incorporated by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 4, 2024).
10.34+	Amended Director Agreement, dated as of October 1, 2024, by and between the Company and Louis Cusimano.
10.35+	Independent Director Agreement, dated as of October 1, 2024, by and between the Company and Jervis Hough.
10.36+	Amended Director Agreement, dated as of October 1, 2024, by and between the Company and Hector Delgado.
10.37+	Independent Director Agreement, dated as of October 1, 2024, by and between the Company and Douglas Ellenoff.
10.38+	Independent Director Agreement, dated as of October 1, 2024, by and between the Company and Anthony Armas.
21.1	Subsidiaries of NextPlat Corp.
23.1	Consent of RBSM LLP.
31.1	Certification of Principal Executive Officer, pursuant to Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer, pursuant to Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation (incorporated by reference from Exhibit 97.1 to the Company’s Annual Report on Form 10-K filed on April 11, 2024).
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101

The following financial statements from the Company's Annual Report on Form 10-K for the year ended December 31, 2024, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Comprehensive (Loss) Income, (iii) Consolidated Statements of Equity, (iv) Consolidated Statements of Cash Flows and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

(1) Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the Securities and Exchange Commission upon request; provided, however that the Company may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any schedule or exhibit so furnished.

+ Management contract or compensatory plan or arrangement.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 21, 2025	NEXTPLAT CORP

	By:	/s/ Charles M. Fernandez
Charles M. Fernandez
Title: Executive Chairman and Chief Executive Officer (Principal Executive Officer)

	By:	/s/ Cecile Munnik
Cecile Munnik
Title: Chief Financial Officer, (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following person on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Charles M. Fernandez	Chief Executive Officer and Executive Chairman	March 21, 2025
Charles M. Fernandez	(Principal Executive Officer)

/s/ Cecile Munnik	Chief Financial Officer	March 21, 2025
Cecile Munnik	(Principal Financial and Accounting Officer)

/s/ David Phipps	President and Chief Executive Officer of Global Operations and Director	March 21, 2025
David Phipps

/s/ Douglas S. Ellenoff	Vice Chairman and Chief Business Development Strategist and Director	March 21, 2025
Douglas Ellenoff

/s/ Hector Delgado	Director	March 21, 2025
Hector Delgado

/s/ Elizabeth Alcaine	Director	March 21, 2025
Elizabeth Alcaine

/s/ Louis Cusimano	Director	March 21, 2025
Louis Cusimano

/s/ Jervis Bennett Hough	Director	March 21, 2025
Jervis Bennett Hough

/s/ Rodney Barreto	Director	March 21, 2025
Rodney Barreto

/s/ Anthony Armas	Director	March 21, 2025
Anthony Armas

NEXTPLAT CORP AND SUBSIDIARIES

New York Office: 805 Third Avenue New York, NY 10022 212.838-5100 www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

NextPlat Corp and Subsidiaries

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of NextPlat Corp and Subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive loss, equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Business Acquisition – Refer to Note 4 to the consolidated financial statements

Critical Audit Matter Description

On April 1, 2024, the Company closed the purchase of Outfitter Satellite, Inc. (“Outfitter”).  Total purchase consideration was $1.1 million.  The purchase price was allocated to identifiable assets and liabilities, as well as intangible assets of $.185 million to trade names, $.415 million to customer records and $.301 to goodwill, less a deferred tax effect of $.145 million.

The principal considerations for our determination that performing procedures relating to the business acquisition is a critical audit matter are as follows; (i) the Company used Level 3 inputs when determining the fair value of the intangible assets; (ii) the high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating the significant assumptions used in management’s fair value estimates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge including a valuation expert.

How the Critical Audit Matter Was Addressed in the Audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements.

●

These procedures included, among others, (i) testing management’s process for determining the fair value estimates; (ii) testing the completeness and accuracy of the underlying data used in the fair value approach; and (iii) evaluating the reasonableness of the significant assumptions used by management.

●

Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the fair value approaches and (ii) the reasonableness of significant assumptions of relevant financial matrices for concluding the fair value of reporting unit and future levels of revenue growth.

/s/ RBSM LLP

We have served as the Company’s auditor since 2014.

New York, NY
March 21, 2025 PCAOB ID Number 587

NEXTPLAT CORP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except shares and par data)

	December 31, 2024	December 31, 2023
ASSETS
Current Assets
Cash	$19,960	$26,307
Accounts receivable, net	4,895	8,923
Receivables - other, net	732	1,846
Inventory, net	4,881	5,135
Unbilled revenue	237	189
VAT receivable	371	342
Prepaid expenses	404	640
Notes receivable due from related party	—	256
Total Current Assets	31,480	43,638

Property and equipment, net	3,407	3,989

Goodwill	156	731
Intangible assets, net	524	14,423
Operating right-of-use assets, net	812	1,566
Finance right-of-use assets, net	5	22
Deposits	94	39
Prepaid expenses, net of current portion	—	61
Total Other Assets	1,591	16,842
Total Assets	$36,478	$64,469

LIABILITIES AND EQUITY

Current Liabilities
Accounts payable and accrued expenses	$7,230	$13,176
Contract liabilities	89	42
Notes payable	380	312
Due to related party	48	18
Operating lease liabilities	404	532
Finance lease liabilities	5	18
Income taxes payable	54	139
Total Current Liabilities	8,210	14,237

Long Term Liabilities
Notes payable, net of current portion	1,032	1,211
Operating lease liabilities, net of current portion	438	929
Finance lease liabilities, net of current portion	—	5
Total Liabilities	9,680	16,382

Commitments and Contingencies	—	—

Equity
Common stock ($0.0001 par value; 50,000,000 shares authorized; 25,963,051 and 18,724,596 shares issued and outstanding as of December 31, 2024 and 2023, respectively)	3	2
Additional paid-in capital	75,697	67,170
Accumulated deficit	(48,950)	(34,925)
Accumulated other comprehensive loss	(66)	(63)
Equity attributable to NextPlat Corp stockholders	26,684	32,184
Equity attributable to noncontrolling interests	114	15,903
Total Equity	26,798	48,087

Total Liabilities and Equity	$36,478	$64,469

See accompanying notes to consolidated financial statements.

NEXTPLAT CORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except per shares data)

	Years Ended December 31,
	2024	2023
Sales of products, net	$54,941	$32,389
Revenues from services	10,542	5,367
Revenue, net	65,483	37,756

Cost of products	49,033	26,313
Cost of services	221	132
Cost of revenue	49,254	26,445

Gross profit	16,229	11,311

Operating expenses:
Selling, general and administrative	7,860	9,910
Salaries, wages and payroll taxes	11,441	6,643
Impairment loss	13,653	13,895
Professional fees	4,401	1,981
Depreciation and amortization	2,498	2,110
Total operating expenses	39,853	34,539

Loss before other (income) expense	(23,624)	(23,228)

Other (income) expense:
Gain on sale or disposal of property and equipment	(94)	—
Interest expense	81	79
Interest earned	(731)	(620)
Asset write-off	111	28
Other income	(2)	(317)
Foreign currency exchange rate variance	65	(107)
Total other (income) expense	(570)	(937)

Loss before income taxes	(23,054)	(22,291)

Income taxes	(71)	(28)
Loss before equity in net loss of affiliate	(23,125)	(22,319)

Gain on remeasurement of fair value of equity interest in affiliate prior to acquisition	—	11,352
Equity in net loss of affiliate	—	(1,440)
Net loss	(23,125)	(12,407)

Net loss attributable to non-controlling interest	9,100	8,629
Net loss attributable to NextPlat Corp	$(14,025)	$(3,778)

Comprehensive loss:
Net loss	$(23,125)	$(12,407)
Foreign currency loss	(3)	(22)
Comprehensive loss	$(23,128)	$(12,429)

NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(14,025)	$(3,778)
Weighted number of common shares outstanding – basic and diluted	20,614	17,494

Basic and diluted loss per share	$(0.68)	$(0.22)

See accompanying notes to consolidated financial statements.

NEXTPLAT CORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands)

					Accumulated
	Common Stock		Additional		Other	Stockholders’
	$0.0001 Par Value		Paid-in	Accumulated	Comprehensive	Equity	Noncontrolling	Total
	Shares	Amount	Capital	Deficit	Income (Loss)	NextPlat Corp	Interests	Equity
Balance, December 31, 2022	14,402	$1	$56,963	$(31,147)	$(41)	$25,776	$—	$25,776
Issuance of common stock related to April offering	3,429	1	5,999	—	—	6,000	—	6,000
Issuance of common stock related to exercise of warrants	105	—	184	—	—	184	—	184
Issuance of common stock related to restricted stock award	789	—	2,468	—	—	2,468	300	2,768
Stock-based compensation in connection with options granted	—	—	1,524	—	—	1,524	1,052	2,576
Stock-based compensation in connection with warrants granted	—	—	32	—	—	32	—	32
Acquisition of subsidiary and noncontrolling interests	—	—	—	—	—	—	23,180	23,180
Comprehensive loss	—	—	—	—	(22)	(22)	—	(22)
Net loss	—	—	—	(3,778)	—	(3,778)	(8,629)	(12,407)
Balance, December 31, 2023	18,725	2	67,170	(34,925)	(63)	32,184	15,903	48,087
Stock-based compensation in connection with options granted	—	—	455	—	—	455	—	455
Stock-based compensation in connection with restricted stock awards	220	—	772	—	—	772	405	1,177
Capital contribution of noncontrolling interests	—	—	—	—	—	—	122	122
Issuance of common stock related to exercise of warrants	48	—	85	—	—	85	—	85
Issuance of common stock related to Progressive Care Merger	6,970	1	7,215	—	—	7,216	(7,216)	—
Comprehensive loss	—	—	—	—	(3)	(3)	—	(3)
Net loss	—	—	—	(14,025)	—	(14,025)	(9,100)	(23,125)
Balance, December 31, 2024	25,963	$3	$75,697	$(48,950)	$(66)	$26,684	$114	$26,798

See accompanying notes to consolidated financial statements.

NEXTPLAT CORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash received from e-Commerce Operations revenue	$13,544	$10,736
Cash received from Healthcare Operations revenue	57,282	16,338
Cash received from interest income	987	620
Cash received from other sources	94	317
Cash paid for inventory purchases and other costs of revenue	(48,863)	(5,219)
Cash paid for salaries and related expenses	(11,441)	(6,643)
Cash paid for other recurring operating expenses	(13,412)	(19,638)
Cash paid for interest expense	(81)	(79)
Cash paid for income taxes	(156)	(28)
Cash paid for merger costs and other non-recurring expenses	(3,418)	—
Net cash used in operating activities	(5,464)	(3,596)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(189)	(647)
Capital contributions to equity method investee	—	(1,506)
Proceeds from sale or disposal of property and equipment	94	—
Cash acquired in acquisition of Progressive Care subsidiary	—	7,352
Cash acquired in acquisition of Outfitter Satellite subsidiary	236	—
Cash paid in acquisition of Outfitter Satellite subsidiary	(1,094)	—
Net cash (used in) provided by investing activities	(953)	5,199

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of note payable, related party, net	—	(10)
Issuance of common stock for PIPE transaction	—	6,000
Proceeds from exercise of warrants	85	184
Capital contribution of non-controlling interest	122	—
Payments on finance lease liabilities	(24)	(15)
Repayments of notes payable	(111)	(299)
Net cash provided by financing activities	72	5,860

Effect of exchange rate on cash	(2)	(47)

Net (decrease) increase in cash	(6,347)	7,416
Cash beginning of year	26,307	18,891
Cash end of year	$19,960	$26,307

Reconciliation of net loss to cash flow used by operating activities
Net loss	$(23,125)	$(12,407)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	768	758
Change in allowance for credit losses	(131)	47
Change in inventory reserve	379	—
Amortization of intangible assets	1,709	1,337
Amortization of right-of-use assets - operating leases	325	417
Amortization of right-of-use assets - finance leases	20	15
Write-off of right-of-use asset	111	28
Gain on remeasurement of fair value of equity interest in affiliate prior to acquisition	—	(11,352)
Impairment loss	13,653	13,895
Equity in net loss of affiliate	—	1,440
Stock-based compensation	1,632	5,376
Gain on sale or disposal of property and equipment	(94)	—
Change in operating assets and liabilities:
Accounts receivable	5,344	(3,449)
Inventories	12	(2,217)
Unbilled revenue	(48)	(47)
Prepaid expense	309	22
Notes receivable	—	(256)
Other assets	256	—
Deposits	(55)	—
VAT receivable	(29)	91
Accounts payable and accrued expenses	(6,035)	3,231
Operating lease liabilities	(427)	(464)
Income taxes payable	(85)	45
Contract liabilities	47	6
Liabilities from discontinued operations	—	(112)
Net cash used in operating activities	$(5,464)	$(3,596)

See accompanying notes to consolidated financial statements

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization and Nature of Operations.

Unless the context requires otherwise, references to the “Company”, “we”, “us”, “our”, “our Company”, or “our business” refer to NextPlat Corp and its subsidiaries.

NextPlat Corp:

NextPlat Corp, a Nevada corporation, formerly Orbsat Corp was incorporated in 1997. The Company operates two main e-commerce websites as well as 25 third-party e-commerce storefronts on platforms such as Alibaba, Amazon and Walmart. These e-commerce venues form an effective global network serving thousands of consumers, enterprises, and governments. NextPlat has announced its intention to broaden its e-commerce platform and is implementing a comprehensive system upgrade to support this initiative. We provide a comprehensive array of Satellite Industry communication services and related equipment sales.

Our wholly-owned subsidiary, Global Telesat Communications Limited (“GTC”), was formed under the laws of England and Wales in 2008. On February 19, 2015, we entered into a share exchange agreement with GTC and all of the holders of the outstanding equity of GTC pursuant to which we acquired all of the outstanding equity in GTC.

Our wholly-owned subsidiary, Orbital Satcom Corp. (“Orbital Satcom”), a Nevada corporation, was formed on November 14, 2014.

On June 22, 2022, NextPlat B.V. (“NXPLBV”) was formed in Amsterdam, Netherlands, as a wholly owned subsidiary of NextPlat Corp. NXPLBV was liquidated on December 28, 2023.

On April 1, 2024, NextPlat acquired 100% of the ownership interest of Outfitter Satellite, Inc., a Tennessee corporation (“Outfitter”) in a stock purchase transaction. Outfitter is a wholly-owned subsidiary of NextPlat Corp.

Progressive Care, LLC (formerly Progressive Care Inc.):

On April 12, 2024, the Company entered into a Merger Agreement and Plan of Reorganization (the “Merger Agreement”) with Progressive Care Inc. and Progressive Care LLC, a Nevada limited liability company and a direct, wholly owned subsidiary of the Company (“Progressive Care” or “Merger Sub”). On October 1, 2024 and pursuant to the terms of the Merger Agreement, the Company, Progressive Care Inc. and Merger Sub entered into a business combination transaction pursuant to which Progressive Care Inc. merged with and into Merger Sub (the “Merger”), with Merger Sub being the surviving entity of the Merger. Following the Merger, Progressive Care LLC became a wholly-owned subsidiary of NextPlat. Progressive Care Inc. previously became a controlled subsidiary of the Company on July 1, 2023, therefore the Merger had no financial impact to the Company.

The Merger Agreement and the transactions contemplated thereby were negotiated and approved by a Special Committee comprised of three of the Company’s independent directors. The Merger Agreement was also approved by the entirety of the Company’s board of directors.

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The Company’s shareholders approved the Merger at the Company’s annual meeting held on September 13, 2024.

Progressive Care, through its wholly-owned subsidiaries, Pharmco, LLC (“Pharmco 901”), Touchpoint RX, LLC doing business as Pharmco Rx 1002, LLC (“Pharmco 1002”), Family Physicians RX, Inc. doing business as PharmcoRx 1103 and PharmcoRx 1204 (“FPRX” or “Pharmco 1103” and “Pharmco 1204”) (pharmacy subsidiaries collectively referred to as “Pharmco”), and ClearMetrX Inc. (“ClearMetrX”) is a personalized healthcare services and technology company that provides prescription pharmaceuticals and risk and data management services to healthcare organizations and providers.

Pharmco 901 was formed on November 29, 2005 as a Florida Limited Liability Company and is a 100% owned subsidiary of Progressive Care. Pharmco 901 was acquired by Progressive on October 21, 2010. Progressive currently delivers prescriptions to Florida’s diverse population and ships medications to patients in states where they hold non-resident pharmacy licenses as well. Progressive currently holds Florida Community Pharmacy Permits at all Florida pharmacy locations and the Pharmco 901 location is licensed as a non-resident pharmacy in the following states: Arizona, Colorado, Connecticut, Georgia, Illinois, Minnesota, Nevada, New Jersey, New York, Pennsylvania, Texas, and Utah. Progressive is able to dispense to patients in the state of Massachusetts without a non-resident pharmacy license because Massachusetts does not require such a license for these activities.

Pharmco 1103 is a pharmacy with locations in North Miami Beach and Orlando, Florida that provides Pharmco’s pharmacy services to Miami-Dade County, Broward County, the Orlando/Tampa corridor, and the Treasure Coast of Florida. Progressive acquired all the ownership interests in Pharmco 1103 in a purchase agreement entered into on June 1, 2019.

Pharmco 1002 is a pharmacy located in Palm Springs, Florida that provides Pharmco’s pharmacy services to Palm Beach, St. Lucie and Martin Counties, Florida. Progressive acquired all the ownership interests in Pharmco 1002 in a purchase agreement entered into on July 1, 2018.

ClearMetrX was formed on June 10, 2020 and provides third-party administration (“TPA”) services to 340B covered entities. ClearMetrX also provides data analytics and reporting services to support and improve care management for health care organizations.

RXMD Therapeutics was formed on October 1, 2019. RXMD Therapeutics has had no operating activity to date.

Florida Sunshine Brands, LLC:

Florida Sunshine Brands, LLC (“Florida Sunshine”) is a Florida limited liability company and incorporated December 6, 2023. Florida Sunshine operates under an operating agreement between NextPlat, with a 51% ownership, and Outer Brands FS, LLC, with a 49% ownership.  Florida Sunshine’s main objective is to source and sell vitamins and nutritional supplements.

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 2. Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission. The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned and majority owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Business acquisition of Progressive Care, LLC (formerly Progressive Care, Inc.)

On July 1, 2023, the Company, Charles M. Fernandez, Executive Chairman and Chief Executive Officer of the Company, and Rodney Barreto, Director of the Company, exercised common stock purchase warrants issued by Progressive Care (the “RXMD Warrants”) and were issued shares of Progressive Care common stock. After the exercise of the RXMD Warrants, the Company and Messrs. Fernandez and Barreto collectively owned 53% of Progressive Care’s voting common stock. At the time of exercise, all of the above RXMD Warrants were in-the-money. Also on July 1, 2023, the Company entered into a voting agreement with Messrs. Fernandez and Barreto whereby at any annual or special shareholders meeting of Progressive Care’s stockholders, and whenever the holders of Progressive Care’s common stock act by written consent, Messrs. Fernandez and Barreto agreed to vote all of their shares of Progressive Care common stock (including any new shares of Progressive Care common stock acquired after the date of the voting agreement or acquired through the conversion of securities convertible into Progressive Care common stock) that they own, directly or indirectly, in the same manner that NextPlat votes its Progressive Care common stock and equivalents. The voting agreement is irrevocable and perpetual in term.

The exercise of the stock options, along with the entry into the voting agreement, resulted in a change in control of Progressive Care under the voting interest model in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combination, and was accounted for as a business acquisition. Therefore, Progressive Care became a consolidated subsidiary of the Company on July 1, 2023. The Company previously accounted for its equity interest in Progressive Care as an equity method investment.

On April 12, 2024, NextPlat entered into a Merger Agreement and Plan of Reorganization (the “Merger Agreement”) with Progressive Care Inc, and Progressive Care LLC, a Nevada limited liability company and a direct, wholly owned subsidiary of NextPlat (“Merger Sub”). Pursuant to the terms of the Merger Agreement, upon the approval of NextPlat’s and Progressive Care’s shareholders, Progressive Care would merge with and into Merger Sub (the “Merger”), with Merger Sub being the surviving entity of the Merger. The result of which being that Progressive Care would become a wholly-owned subsidiary of NextPlat.

On September 13, 2024, the shareholders of each of NextPlat and Progressive Care approved the Merger Agreement and the transactions contemplated thereby.

On October 1, 2024, at 12:01 Eastern time, the Merger became effective and Progressive Care merged with and into Merger Sub and thereby became a wholly owned subsidiary of NextPlat. In connection with the Merger, each share of Progressive Care common stock that was issued and outstanding immediately prior to the effective time of the Merger was converted into 1.4865 shares of NextPlat common stock, and each warrant to purchase Progressive Care common stock that was outstanding and unexercised immediately prior to the effective time of the Merger automatically converted into a warrant to purchase shares of NextPlat common stock with each such warrant having and being subject to the same terms and conditions (including vesting and exercisability terms) as were applicable to such Progressive Care warrant immediately before the effective time.

Business acquisition of Outfitter Satellite, Inc.

On March 25, 2024, the Company entered into a Stock Purchase Agreement with James T. McKinley, pursuant to which the Company agreed to purchase all of the issued and outstanding shares of common stock of Outfitter Satellite, Inc. (“Outfitter”). The closing of the transaction occurred on April 1, 2024. Outfitter is a wholly-owned subsidiary of NextPlat Corp.

Outfitter provides consumers, commercial, and government customers with advanced satellite-based connectivity solutions from leading brands, including Iridium, Inmarsat and Globalstar.

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 3. Summary of Significant Accounting Policies

The significant accounting policies of the Company are described below. Progressive Care became a consolidated subsidiary of the Company on July 1, 2023 and as a result the Company has incorporated certain significant accounting policies of Progressive Care for the year ended December 31, 2024.

Use of Estimates

In preparing the Consolidated Financial Statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition, and revenues and expenses for the years then ended. Actual results may differ significantly from those estimates. Significant estimates made by management include, but are not limited to, assumptions used to calculate stock-based compensation, fair value of net assets acquired in business combinations, common stock, warrants and options issued for services, net realizable value of accounts receivables and other receivables, the useful lives of property and equipment and intangible assets determining the potential impairment of long-lived assets and goodwill, the estimate of the fair value of the lease liability and related right of use assets, pharmacy benefit manager (“PBM”) fee estimates, inventory reserve estimates, and the estimates of the valuation allowance on deferred tax assets and corporate income taxes.

Reclassification

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations. During 2024, the Company changed its presentation method on the statements of cash flows from the indirect method to the direct method. The Company has recast the Consolidated Statements of Cash Flows and related disclosures for the year ended December 31, 2023, to conform to the direct presentation method in the current period.

April 2023 Private Placement of Common Stock

On April 5, 2023, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with an accredited investor (the “Investor”) for the sale by the Company in a private placement of 3,428,571 shares of the Company’s common stock, $0.0001 par value per share (the “Common Stock”). The offering price of the Common Stock was $1.75 per share, the closing price of the Common Stock on April 4, 2023. On April 11, 2023, the Private Placement closed. Upon the closing of the Private Placement, the Company received gross proceeds of approximately $6.0 million. The Company sold the Common Stock to the Investor in reliance on the exemption from registration afforded by Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act and corresponding provisions of state securities or “blue sky” laws.

As of the date of this report, the Company’s existing cash resources and existing borrowing availability are sufficient to support planned operations for the next 12 months. As a result, management believes that the Company’s existing financial resources are sufficient to continue operating activities for at least one year past the issuance date of the financial statements.

Segment Reporting

The Company evaluated segment reporting in accordance with ASC Topic 280, Segment Reporting, and concluded that the Company is comprised of two operating segments. This conclusion is based on the discrete operating results regularly reviewed by the chief operating decision maker (“CODM”) to assess the performance of the business and to make resource allocations. These two operating segments also represent our two reportable segments: (i) e-Commerce Operations and (ii) Healthcare Operations.

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Business acquisitions

The Company records business acquisitions using the acquisition method of accounting. All of the assets acquired, liabilities assumed, and contractual contingencies are recognized at their fair value on the acquisition date. The application of the acquisition method of accounting for business combinations requires management to make significant estimates and assumptions in the determination of the fair value of assets acquired and liabilities assumed in order to properly allocate purchase price consideration between assets that are depreciated and amortized and goodwill. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Acquisition-related expenses and restructuring costs are recognized separately from the business combination and are expensed as incurred. The Company uses a measurement period following the acquisition date to gather information that existed as of the acquisition date that is needed to determine the fair value of the assets acquired, liabilities assumed and equity interests. The measurement period ends once all information is obtained, but no later than one year from the acquisition date.

Cash and Cash Equivalents

The Company places its cash with high credit quality financial institutions. The Company’s accounts at these institutions are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. All cash amounts in excess of $250,000, approximately $2.4 million, are unsecured. The Company has a deposit placement agreement for Insured Cash Sweep Service (“ICS”). This service is a secure and convenient way to access FDIC protection on large deposits, earn a return, and enjoy flexibility. The Company believes that the ICS agreement will mitigate its credit risk as it relates to uninsured FDIC amounts in excess of $250,000.

Accounts Receivable and Allowance for Doubtful Accounts

The Company has a policy of reserving questionable accounts based on its best estimate of the amount of probable credit losses in its existing accounts receivable. The Company periodically reviews its accounts receivable to determine whether an allowance is necessary based on an analysis of past due accounts and other factors that may indicate that the realization of an account may be in doubt. Account balances deemed to be uncollectible are offset against sales and relieved from accounts receivable, after all means of collection have been exhausted and the potential for recovery is considered remote.

Progressive Care trade accounts receivable is stated at the invoiced amount. Trade accounts receivable primarily include amounts from third-party PBMs and insurance providers and are based on contracted prices. Trade accounts receivable is unsecured and require no collateral. Progressive Care records an allowance for doubtful accounts for estimated differences between the expected and actual payment of accounts receivable. These reductions were made based upon reasonable and reliable estimates that were determined by reference to historical experience, contractual terms, and current conditions. Each quarter, Progressive Care reevaluates its estimates to assess the adequacy of its allowance and adjusts the amounts as necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Inventory

Inventories are valued at the lower of cost or net realizable value, using the first-in first-out cost method. The Company assesses the valuation of its inventories and reduces the carrying value of those inventories that are obsolete or in excess of the Company’s forecasted usage to their estimated net realizable value. The Company estimates the net realizable value of such inventories based on analysis and assumptions including, but not limited to, historical usage, expected future demand and market requirements. A change to the carrying value of inventories is recorded to cost of products.

Prepaid Expenses

Prepaid expenses include prepayments in cash for accounting fees, which are being amortized over the terms of their respective agreements, as well as cost associated with certain contract liabilities. The current portion consists of costs paid for future services which will occur within a year.

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Investments

The Company applies the equity method of accounting to investments when it has significant influence, but not controlling interest, in the investee. Judgment regarding the level of influence over each equity method investment includes considering key factors such as ownership interest, representation on the board of directors, participation in policy-making decisions and material intercompany transactions. The carrying value of our equity method investment is reported as “equity method investment” on the consolidated balance sheets. The Company’s equity method investment is reported at cost and adjusted each period for the Company’s share of the investee’s income or loss and dividend paid, if any. The Company’s proportionate share of the net loss resulting from these investments is reported under the line item captioned “equity in net loss of affiliate” in the consolidated statements of operations and comprehensive loss. Note 13 contains additional information on the equity method investment.

The Company assesses investments for impairment whenever events or changes in circumstances indicate that the carrying value of an investment may not be recoverable.

Foreign Currency Translation

The Company’s reporting currency is U.S. Dollars. The accounts of one of the Company’s subsidiaries, GTC, are maintained using the appropriate local currency, Great British Pound, as the functional currency. All assets and liabilities are translated into U.S. Dollars at balance sheet date, shareholders’ equity is translated at historical rates and revenue and expense accounts are translated at the average exchange rate for the year or the reporting period. The translation adjustments are reported as a separate component of stockholders’ equity, captioned as accumulated other comprehensive (loss) gain. Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the consolidated statements of comprehensive loss.

The relevant translation rates are as follows: for the year ended December 31, 2024, closing rate at $1.26 US$: GBP, yearly average rate at $1.28 US$: GBP, for the year ended December 31, 2023 closing rate at $1.27 US$: GBP, yearly average rate at $1.24 US$: GBP.

Revenue Recognition and Unearned Revenue

e-Commerce Operations:

The Company recognizes revenue from satellite services when earned, as services are rendered or delivered to customers. Equipment sales revenue is recognized when the equipment is delivered to and accepted by the customer. Only equipment sales are subject to warranty. Historically, the Company has not incurred significant expenses for warranties. Equipment sales which have been prepaid, before the goods are shipped are recorded as contract liabilities and once shipped and delivered is recognized as revenue. The Company also records as contract liabilities, certain annual plans for airtime, which are paid in advance. Once airtime services are incurred, they are recognized as revenue. Unbilled revenue is recognized for airtime plans whereby the customer is invoiced for its data usage the following month after services are incurred.

The Company’s customers generally purchase a combination of our products and services as part of a multiple element arrangement. The Company’s assessment of which revenue recognition guidance is appropriate to account for each element in an arrangement can involve significant judgment. This assessment has a significant impact on the amount and timing of revenue recognition.

The Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which we expect to receive in exchange for those goods or services. To determine revenue recognition for arrangements that the Company determines are within the scope of ASC Topic 606, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) we satisfy a performance obligation. The five-step model is applied to contracts when it is probable that we will collect the consideration we are entitled to in exchange for the goods or services transferred to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, we assess the goods or services promised within each contract and determine those that are performance obligations and assess whether each promised good or service is distinct. We then recognize revenue in the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Contract liabilities are shown separately in the consolidated balance sheets as current liabilities. At December 31, 2024, we had contract liabilities of approximately $89,000. At December 31, 2023, we had contract liabilities of approximately $42,000.

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Healthcare Operations:

The Company provides prescription pharmaceuticals, virus related diagnostics and vaccinations, TPA services, and contracted pharmacy services for 340B covered entities under the 340B Drug Discount Pricing Program. Under the terms of the contracted pharmacy services for 340B covered entities, the Company acts as a pass-through for reimbursements on prescription claims adjudicated on behalf of the 340B covered entities in exchange for a dispensing fee per prescription.

The Company recognizes product sales from prescriptions dispensed to patients (customers) at the time the drugs are physically delivered to a customer or when a customer picks up their prescription, which is the point in time when control transfers to the customer. 340B dispensing fees are a component of 340B contract revenue, which are recognized at the time the drugs are received by the patient, by either delivery or customer pick up. Each prescription claim is considered an arrangement with the customer and is a separate performance obligation. Payments are received directly from the customer at the point of sale, or the customers’ insurance provider is billed electronically. For third-party medical insurance and other claims, authorization is obtained to ensure payment from the customer’s insurance provider before the medication is dispensed to the customer. Authorization is obtained for these sales electronically and a corresponding authorization number is issued by the customer’s insurance provider. The Company is the agent in all of the 340B pharmacy dispensing service agreements transactions with 340B covered entities and not the principal in the transactions. Thus, the Company only recognizes its net fee for the prescription dispensing transactions and not the gross billing and cost of goods sold for the drugs dispensed.

PBM fees, including direct and indirect remuneration (“DIR”) fees, are assessed by payers and charged at the time of the settlement of a pharmacy claim. DIR fees are fees charged by PBMs to pharmacies for network participation as well as periodic reimbursement reconciliations. Through December 31, 2023, the Company accrued an estimate of PBM fees, including DIR fees, which are assessed or expected to be assessed by payers at some point after adjudication of a claim, as a reduction of prescription revenue at the time revenue is recognized. Changes in the estimate of such fees are recorded as an adjustment to revenue when the change becomes known. Through December 31, 2023, for some PBMs, DIR fees were charged at the time of the settlement of a pharmacy claim. Other PBMs do not determine DIR fees at the claim settlement date, and therefore DIR fees are collected from pharmacies after claim settlement, often as clawbacks of reimbursements based on factors that vary from plan to plan. For example, two PBMs calculate DIR fees on a trimester basis and charge the Company for these fees as reductions of reimbursements paid to the Company two to three months after the end of the trimester (e.g., DIR fees for September - December 2023 claims were clawed back by these PBMs in May - June 2024). As of December 31, 2023, DIR fees that were not collected at the time of claim settlement, the Company recorded an accrued liability for estimated DIR fees that were fully collected by the PBMs by the end of the second quarter of 2024. Effective January 1, 2024, all PBMs began charging DIR fees at the time of the settlement of a pharmacy claim.

Billings for most prescription orders are with third-party payers, including Medicare, Medicaid, and insurance carriers. Customer returns are nominal.

The Company recognizes revenue from TPA services as it satisfies the performance obligations under the TPA contract with a 340B covered entity. TPA services provided to covered entities include consulting services, accounting and reconciliation of contract pharmacy billings, and various compliance services. The covered entity simultaneously receives and consumes benefits as the Company performs services under the TPA contract. These services are capable of being distinct from one another, e.g., the covered entity may receive benefit from each separate service, but in the context of a TPA contract, the services are not distinct with the context of the TPA contract. Instead, the Company provides a significant service of integrating the services into a combined output that benefits the covered entity. Therefore, the Company considers the combined services to be a single performance obligation in each TPA contract.

As stated in the TPA agreements, the Company receives a fixed percentage which is applied to the gross pharmacy service billings over the contract period. The gross pharmacy service billings are estimated based on the number of prescriptions filled by the Pharmacy Service contractor multiplied by the reimbursement rates set by the insurance providers. The Company invoices the covered entities for TPA services on a semi-monthly basis and collections are within 24-45 days of invoicing.

ASC Topic 606 provides a practical expedient wherein an entity may recognize revenue in the amount to which it has a right to invoice a customer if the entity has a right to consideration from the customer in an amount that corresponds directly with the value to the customer of the entity’s performance completed to date. This expedient could be available, for example, for a service contract in which an entity bills a fixed amount for each hour of service provided. The Company believes that this practical expedient applies to its TPA contracts and we have elected this method in measuring revenue over the TPA contract term.

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Cost of Product Sales and Services

Cost of sales consists primarily of materials, airtime and overhead costs incurred internally and amounts incurred to contract manufacturers to produce our products, airtime and other implementation costs incurred to install our products and train customer personnel, and customer service and third-party original equipment manufacturer costs to provide continuing support to our customers. There are certain costs which are deferred and recorded as prepaids, until such revenue is recognized. Refer to revenue recognition above as to what constitutes deferred revenue.

Shipping and handling costs are included as a component of costs of product sales in the Company’s consolidated statements of comprehensive loss because the Company includes in revenue the related costs that the Company bills its customers.

Advertising

Costs incurred for producing and communicating advertising for the Company are charged to operations as incurred. Advertising expense was approximately $0.2 million and $0.2 million for the years ended December 31, 2024 and 2023, respectively.

Goodwill

Goodwill represents the excess of the purchase price over the value assigned to net tangible and identifiable intangible assets. Valuation techniques consistent with the market approach, income approach, and/or cost approach are used to measure fair value. Goodwill and other indefinite-lived intangible assets are assessed annually for impairment in the fourth fiscal quarter and in interim periods if events or changes in circumstances indicate that the assets may be impaired.

Intangible Assets

Acquired intangible assets with finite lives other than goodwill are amortized over their useful lives. For intangible assets acquired in a business combination, the estimated fair values of the assets received are used to establish their recorded values. Acquired intangible assets other than goodwill are amortized over their useful lives unless the lives are determined to be indefinite. Valuation techniques consistent with the market approach, income approach, and/or cost approach are used to measure fair value. Intangible assets subject to amortization represent the fair value of tradenames and customer contracts acquired. In valuing these assets, the Company makes assumptions regarding useful lives and projected growth rates, and significant judgment is required. The Company periodically reviews its identifiable intangible assets for impairment as events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the carrying amounts of those assets exceed their respective fair values, additional impairment tests are performed to measure the amount of the impairment losses, if any.

Tradenames and customer contracts are amortized over 10 years. Useful lives of intangible assets are periodically evaluated for reasonableness and the assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may no longer be recoverable.

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Property and Equipment

Property and equipment are carried at historical cost less accumulated depreciation. Depreciation is based on the estimated service lives of the depreciable assets and is calculated using the straight-line method. Expenditures that increase the value or productive capacity of assets are capitalized. Fully depreciated assets are retained in the property and equipment, and accumulated depreciation accounts until they are removed from service. When property and equipment are retired, sold or otherwise disposed of, the asset’s carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations. Repairs and maintenance are expensed as incurred.

The estimated useful lives of property and equipment are generally as follows:

Years
Building	40
Building improvements	Remaining life of the building
Leasehold improvements	Lessor of the estimated useful life or life of the lease
Office furniture and fixtures	4-5
Computer equipment	3-4
Rental equipment	4
Vehicles	3-5
Appliques	10
Website development	2

Depreciation expense for the years ended December 31, 2024, and 2023 was approximately $0.8 million and $0.8 million, respectively.

Impairment of Long-lived Assets

The Company reviews its long-lived assets, comprised of property and equipment, right-of-use assets, and intangible assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and consider market participants in accordance with ASC Topic 360-10, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company evaluates the long-lived assets of the reporting units for impairment at the lowest asset group level for which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the carrying amount of the asset group is compared to the estimated future undiscounted cash flows. The impairment loss calculation compares the carrying amount of the assets to the fair value based on estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value. As of December 31, 2024, there were no indications that the carrying amounts of our long-lived assets exceeded their respective fair values. The Company recorded an impairment loss on long-lived assets for the Healthcare Operations segment, related to intangible assets, in the amount of approximately $12.8 million for the year ended December 31, 2024 - see Note 12.

Fair Value of Financial Instruments

Derivatives are required to be recorded on the balance sheet at fair value. These derivatives, including embedded derivatives in the Company’s structured borrowings, are separately valued and accounted for on the Company’s balance sheet. Fair values for exchange traded securities and derivatives are based on quoted market prices. Where market prices are not readily available, fair values are determined using market-based pricing models incorporating readily observable market data and requiring judgment and estimates.

The Company did not identify any other assets or liabilities that are required to be presented on the consolidated balance sheets at fair value in accordance with the accounting guidance. The carrying amounts reported in the consolidated balance sheets for cash, accounts payable, accrued expenses, and notes payable approximate their estimated fair market values based on the short-term maturity of the instruments.

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Stock-based Compensation

Stock-based compensation is accounted for based on the requirements of ASC Topic 718 which requires recognition in the consolidated financial statements of the cost of employee and director services received in exchange for an award of equity instruments over the period the employee or director is required to perform the services in exchange for the award (presumptively, the vesting period). The ASC also requires measurement of the cost of employee and director services received in exchange for an award based on the grant-date fair value of the award.

The Company estimated the fair value of stock options granted using the Black-Scholes option-pricing formula. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. The Company’s determination of the fair value using the option-pricing model is affected by the stock price as well as assumptions regarding the number of highly subjective variables.

Income Taxes

The Company accounts for income taxes pursuant to the provision of ASC Topic 740-10, “Accounting for Income Taxes” (“ASC 740-10”) which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach require the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

The Company follows the provision of ASC Topic 740-10 related to Accounting for Uncertain Income Tax Positions. When tax returns are filed, there may be uncertainty about the merits of positions taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions.

Tax positions that meet the more likely than not recognition threshold is measured at the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefit associated with tax positions taken that exceed the amount measured as described above should be reflected as a liability for uncertain tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

The Company believes its tax positions are all more likely than not to be upheld upon examination. As such, the Company has not recorded a liability for uncertain tax benefits.

The Company has adopted ASC Topic 740-10-25, “Definition of Settlement,” which provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits and provides that a tax position can be effectively settled upon the completion and examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits and the statute of limitations remains open. The federal and state income tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Leases

Effective January 1, 2019, the Company accounts for its leases under ASC Topic 842, Leases. Under this guidance, we determine if an arrangement contains a lease at inception based on whether or not the Company has the right to control the asset during the contract period and other facts and circumstances. Arrangements meeting the definition of a lease are classified as operating or financing leases and are recorded on the consolidated balance sheet as both a right of use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term. For finance leases, interest on the lease liability and the amortization of the right of use asset results in front-loaded expense over the lease term. Variable lease expenses are recorded when incurred.

In calculating the right of use asset and lease liability, the Company has elected to combine lease and non-lease components. The Company excludes short-term leases having initial terms of 12 months or less from the new guidance as an accounting policy election and recognizes rent expense on a straight-line basis over the lease term.

Accumulated Other Comprehensive Income (Loss)

Comprehensive income (loss) includes net income (loss) for the period and unrealized income (losses) from foreign currency translation adjustments.

Earnings per Common Share

Basic income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. The computation of diluted net loss per share does not include dilutive common stock equivalents in the weighted average shares outstanding as they would be anti-dilutive. In periods where the Company has a net loss, all dilutive securities are excluded. See Note 7 for more information on the computation of earnings per share.

Related Party Transactions

A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party - see Note 23.

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Recent Accounting Pronouncements

Accounting Pronouncements Recently Adopted

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07, “Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures” (“ASU 2023-07”), which requires disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”), an amount for other segment items with a description of the composition, and disclosure of the title and position of the CODM. ASU 2023-07 is effective for annual periods beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The Company adopted the provisions of this ASU in the fourth quarter of 2024 and applied the provisions retrospectively to each period presented in the consolidated financial statements. Adoption of the new standard did not have a material impact on our consolidated financial statements.

In August 2023, the FASB issued ASU 2023-04, “Liabilities (Topic 405) - Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 121”, to amend and add various SEC paragraphs in the Accounting Standards Codification to reflect the issuance of SEC Staff Bulletin No. 121.

In July 2023, the FASB issued ASU 2023-03, “Presentation of Financial Statement (Topic 205), Income Statement - Reporting Comprehensive Income (Topic 220), Distinguishing Liabilities from Equity (Topic 480), Equity (Topic 505), and Compensation - Stock Compensation (Topic 718)”, to amend various SEC paragraphs in the Accounting Standards Codification to reflect the issuance of SEC Staff Accounting Bulletin No. 120, among other things. The Company adopted this conforming guidance upon issuance and the adoption had no material impact on our consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”), which introduces an impairment model based on expected, rather than incurred, losses. Additionally, it requires expanded disclosures regarding (a) credit risk inherent in a portfolio and how management monitors the portfolio’s credit quality; (b) management’s estimate of expected credit losses; and (c) changes in estimates of expected credit losses that have taken place during the period. In November 2018, the FASB issued ASU 2018-19, “Codification Improvements to Topic 326, Financial Instruments – Credit Losses.” This ASU clarifies receivables from operating leases are accounted for using the lease guidance and not as financial instruments. In April 2019, the FASB issued ASU 2019-04, “Codification Improvements to Topic 326, Financial Instruments – Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments.” This ASU clarifies various scoping and other issues arising from ASU 2016-13. In March 2020, the FASB issued ASU 2020-03, “Codification Improvements to Financial Instruments.” This ASU improves the Codification and amends the interaction of Topic 842 and Topic 326. ASU 2016-13 and related amendments are effective for fiscal years beginning after December 15, 2022, with early adoption permitted. The Company adopted this guidance effective January 1, 2023 and the adoption had no material impact on our consolidated financial statements and related disclosures.

Any new accounting standards, not disclosed above, that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

Accounting Pronouncements Issued but not yet Adopted

In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”, (“ASU 2024-03”), which is intended to enhance transparency into the nature and function of expenses. The new accounting rules require that on an annual and interim basis, entities disclose disaggregated operating expense information about specific categories, including purchases of inventory, employee compensation, depreciation, amortization and selling expense. The new accounting rules will be effective for the Company beginning with the annual period of 2027 and interim periods beginning in 2028. Early adoption is permitted. This ASU can be adopted either (i) prospectively to financial statements issued for reporting periods after the effective date of the ASU or (ii) retrospectively to any or all prior reporting periods presented in the financial statements. While the new accounting rules will not have any impact on the Company’s financial condition, results of operations or cash flows, the adoption of the new accounting rules may result in additional disclosures. The Company is currently assessing the impact of this guidance on our disclosures.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740)—Improvements to Income Tax Disclosure” (“ASU 2023-09”), which establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing requirements. ASU 2023-09 is required to be adopted for annual periods beginning after December 15, 2024, with early adoption permitted. The Company will adopt this accounting standard update effective January 1, 2025. The Company expects that the adoption of the standard will not have a material impact on our consolidated financial statements.

Management has evaluated other recently issued accounting pronouncements and does not believe that any of these pronouncements will have a significant impact on the Company’s consolidated financial statements.

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 4. Business Acquisition

On March 25, 2024, the Company entered into a Stock Purchase Agreement with James T. McKinley, pursuant to which the Company agreed to purchase all of the issued and outstanding shares of common stock of Outfitter. The closing of the transaction occurred on April 1, 2024.

Outfitter provides consumers, commercial, and government customers with advanced satellite-based connectivity solutions from leading brands, including Iridium, Inmarsat and Globalstar.

The following table summarizes the consideration transferred to acquire Outfitter and the amounts of identified assets acquired and liabilities assumed at the acquisition date (in thousands):

Purchase Price Allocation
Total purchase consideration	$1,094

Identifiable net assets acquired:
Cash	$236
Accounts receivable, net	73
Inventory	137
Prepaid expenses	11
Property and equipment, net	5
Right of use assets, net	109
Intangible assets, net:
Trade name (1)	185
Customer records (2)	415
Accounts payable and accrued expenses	(124)
Notes payable and accrued interest - current portion	(53)
Lease liabilities - current portion	(56)
Deferred tax liability (3)	(145)
Net assets acquired	$793

Goodwill	$301

(1) 10-year amortization period

(2) 5-year amortization period

(3) Under federal tax law, previously unidentified finite lived intangible assets recognized from a business combination have no tax basis and therefore are not amortized for tax purposes. This tax position created a book/tax basis difference at April 1, 2024, the date of the business combination transaction. Therefore, an approximate $0.1 million deferred tax liability was recorded at April 1, 2024 as a result of the book/tax basis difference for the finite lived intangible assets.

The goodwill is attributable to the workforce of the acquired business and the significant synergies expected to arise after NextPlat’s acquisition of Outfitter. The goodwill is not deductible for tax purposes.

The initial recognition of Outfitter's identifiable intangible assets, resulting from the acquisition on April 1, 2024, were measured using Level 3 inputs. The fair value at the date of acquisition was approximately $0.6 million and were estimated by applying an income approach. The fair value estimates for the identifiable intangible assets are based on (1) an assumed discount rate of 37.3% (2) an assumed capitalization rate of 34.3% (3) assumed long-term growth rate of 3.0% (4) an assumed royalty rate of 1.8% (5) an assumed tax rate of 26.3% (6) an assumed risk free rate of 4.5% (7) an assumed equity risk premium of 6.5% (8) an assumed company specific risk premium rate of 22.5% (9) an assumed beta of 0.82.

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 5. Fair Value

Accounting standards define fair value as the price that would be received from selling an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Accounting standards establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value and also establishes the following three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

●	Cash, accounts receivable, and accounts payable and accrued liabilities: The amounts reported in the accompanying Consolidated Balance Sheets approximate fair value due to their short-term nature.

●

Notes payable and lease liabilities: The carrying amount of notes payable approximated fair value due to variable interest rates at customary terms and rates the Company could obtain in current financing. The carrying value of lease liabilities approximated fair value due to the implicit rate in the lease in relation to the Company’s borrowing rate and the duration of the leases (Level 2 inputs).

Identifiable Intangible Assets

The initial recognition of Progressive Care’s identifiable intangible assets, resulting from the acquisition on July 1, 2023 and the application of push-down accounting, were measured using Level 3 inputs. The fair value at the date of acquisition was approximately $14.7 million.

The initial recognition of the Outfitter identifiable intangible assets, resulting from the acquisition on April 1, 2024, were measured using Level 3 inputs. The fair value at the date of acquisition was approximately $0.6 million.

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 6. Revenue

The following table disaggregates net revenues by categories (in thousands):

	Year Ended December 31, 2024
	e-Commerce Operations	Healthcare Operations	Total
Sales of products, net
e-Commerce revenue	$13,791	$—	$13,791
Pharmacy prescription and other revenue, net of PBM fees	—	41,308	41,308
Subtotal	13,791	41,308	55,099
Revenues from services:
Pharmacy 340B contract revenue	—	10,384	10,384
Revenues, net	$13,791	$51,692	$65,483

	Year Ended December 31, 2023
	e-Commerce Operations	Healthcare Operations	Total
Sales of products, net
e-Commerce revenue	$10,977	$—	$10,977
Pharmacy prescription and other revenue, net of PBM fees	—	21,412	21,412
Subtotal	10,977	21,412	32,389
Revenues from services:
Pharmacy 340B contract revenue	—	5,367	5,367
Revenues, net	$10,977	$26,779	$37,756

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 7. Earnings (Loss) per Share

Net income (loss) per common share is calculated in accordance with ASC Topic 260: Earnings per Share (“ASC 260”). Basic income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. The computation of diluted net loss per share does not include dilutive common stock equivalents in the weighted average shares outstanding as they would be anti-dilutive.

The components of basic and diluted EPS were as follows (in thousands, except per share data). For all periods presented, the Company incurred a net loss causing inclusion of any potentially dilutive securities to have an anti-dilutive effect, resulting in diluted loss per common share and basic loss per common share being equivalent.

	Years Ended December 31,
	2024	2023
Net loss attributable to NextPlat Corp common shareholders	$(14,025)	$(3,778)

Basic weighted average common shares outstanding	20,614	17,494
Potentially dilutive common shares	—	—
Diluted weighted average common shares outstanding	20,614	17,494

Basic weighted average loss per common share	$(0.68)	$(0.22)
Diluted weighted average loss per common share	$(0.68)	$(0.22)

Potentially dilutive common shares excluded from the calculation of diluted weighted average loss per common share:
Stock options	13	136
Common stock purchase warrants	—	675
	13	811

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 8. Accounts Receivable

At December 31, 2024 and 2023, accounts receivable consisted of the following (in thousands):

	December 31, 2024	December 31, 2023
Gross accounts receivable – trade	$5,036	$9,195
Less: allowance for credit losses	(141)	(272)
Accounts receivable – trade, net	$4,895	$8,923

The Company decreased the allowance for credit losses in the amount of approximately $0.1 million and $47,000 for the year ended December 31, 2024 and 2023, respectively.

Accounts receivable - trade, net for the Company as of January 1, 2023 was approximately $0.4 million.

Note 9. Receivables - Other, net

At December 31, 2024 and 2023, receivables - other, net consisted of the following (in thousands):

	December 31, 2024	December 31, 2023
Performance bonuses	$588	$1,602
Customers	115	192
Other	29	52
	$732	$1,846

Performance bonuses, paid annually by PBMs, are estimated based on historical pharmacy performance and prior payments received.

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 10. Inventory

At December 31, 2024 and 2023, inventories consisted of the following (in thousands):

	December 31, 2024	December 31, 2023
Finished goods	$5,320	$5,195
Less reserve for obsolete inventory	(439)	(60)
Total	$4,881	$5,135

During the year ended December 31, 2024, the Company increased the inventory reserve by approximately $0.4 million.

Note 11. Property and Equipment, net

Property and equipment consisted of the following (in thousands):

	December 31, 2024	December 31, 2023
Appliques	2,160	2,160
Building	2,116	2,116
Vehicles	645	595
Website development	615	587
Office furniture and fixtures	564	527
Land	184	184
Leasehold improvements	177	124
Computer equipment	119	117
Rental equipment	87	60
Construction in progress	—	22
Property and equipment gross	6,667	6,492
Less: accumulated depreciation	(3,260)	(2,503)
Property and equipment, net	$3,407	$3,989

Depreciation expense was approximately $0.8 million and $0.8 million for the years ended December 31, 2024 and 2023, respectively.

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 12. Goodwill and Intangible Assets, net

Goodwill

During the year ended December 31, 2024, the Company concluded that the carrying amount of the Healthcare Operations reporting segment exceeded its fair value, resulting in the recognition of a non-cash goodwill impairment charge of approximately $0.7 million. Interim impairment assessments were considered necessary as a result of the sustained decline in the Healthcare Operations stock price and related market capitalization. The goodwill impairment charge is reflected in Impairment loss in the Consolidated Statements of Comprehensive Loss. With the assistance of a third-party valuation firm, the fair value of the Healthcare Operations reporting segment was determined using an income approach whereby the fair value was calculated utilizing discounted estimated future cash flows (level 3 nonrecurring fair value measurement). The income approach requires several assumptions including estimation of future cash flows, which is dependent on internally-developed forecasts of revenue and profitability, estimation of the long-term rate of growth for the business, estimation of the useful life over which cash flows will occur, and determination of the weighted average cost of capital, which is risk-adjusted to reflect the specific risk profile of the reporting unit. The long-term growth rate used in the impairment was 3.0% and the weighted average cost of capital used in the impairment was 13.5%.

The following table reflects changes in the carrying amount of goodwill during the periods presented by reportable segments (in thousands):

	e-Commerce Operations	Healthcare Operations	Total
Goodwill, net as of December 31, 2022	$—	$—	$—

Changes in Goodwill during the year ended December 31, 2023:
Goodwill acquired	—	14,626	14,626
Impairment losses	—	(13,895)	(13,895)

Balances as of December 31, 2023
Goodwill	—	14,626	14,626
Accumulated impairment losses	—	(13,895)	(13,895)
Goodwill, net as of December 31, 2023	—	731	731

Changes in Goodwill during the year ended December 31, 2024:
Goodwill acquired - Outfitter acquisition	301	—	301
Deferred tax effect of intangible basis difference (1)	(145)	—
Impairment losses	—	(731)	(731)

Balances as of December 31, 2024
Goodwill	156	14,626	14,782
Accumulated impairment losses	—	(14,626)	(14,626)
Goodwill, net as of December 31, 2024	$156	$—	$156

(1) Decrease related to book tax difference of intangible assets arising for the business acquisition of Outfitter.

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Intangible Assets

During the year ended December 31, 2024, the Company performed an impairment assessment of long-lived assets as it relates to the Healthcare Operations reporting segment due to the decline in future projected revenues and cash flows. As a result, the Company completed a recoverability test and concluded that the asset groups were not fully recoverable as the undiscounted expected future cash flows did not exceed their carrying amounts. The Company, with the assistance of a third-party valuation firm, determined the fair value of the asset groups using an income approach utilizing undiscounted estimated future cash flows (level 3 nonrecurring fair value measurement). The income approach requires several assumptions including estimation of future cash flows, which is dependent on internally-developed forecasts of revenue and profitability, and estimation of the useful life over which cash flows will occur. The carrying amount of certain assets in the asset group exceeded the fair value, resulting in the recognition of a non-cash impairment charge to intangible assets of approximately $12.8 million for the year ended December 31, 2024 (reflected in Impairment loss in the Consolidated Statements of Comprehensive Loss).

Intangible assets, net consisted of the following (in thousands):

	December 31, 2024
	Gross amount	Accumulated amortization	Net Amount
Customer Contracts	665	(312)	353
Trade names	185	(14)	171
Total intangible assets	$850	$(326)	$524

	December 31, 2023
	Gross amount	Accumulated amortization	Net Amount
Pharmacy records	$8,130	$(807)	$7,323
Trade names	4,700	(224)	4,476
Developed technology	2,880	(281)	2,599
Customer Contracts	250	(225)	25
Total intangible assets	$15,960	$(1,537)	$14,423

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

A summary of the changes to the gross carrying amount, accumulated amortization, and net book value of total intangible assets by reporting unit during the year ended December 31, 2024 is as follows (in thousands):

	e-Commerce Operations	Healthcare Operations	Total
Balances as December 31, 2023:
Gross amount	$250	$15,710	$15,960
Accumulated amortization	(225)	(1,312)	(1,537)
Net amount	25	14,398	14,423

Changes during the year ended December 31, 2024:
Outfitter acquisition	600	—	600
Accumulated amortization expense	(101)	(1,608)	(1,709)
Impairment - gross amount	—	(15,710)	(15,710)
Impairment - accumulated amortization	—	2,920	2,920
Net amount	499	(14,398)	(13,899)

Balances at December 31, 2024:
Gross amount	850	—	850
Accumulated amortization	(326)	—	(326)
Net amount	$524	$—	$524

For the year ended December 31, 2024 and 2023, the Company recognized amortization expense of approximately $1.7 million and $1.3 million, respectively.

The following table represents the total estimate for future amortization of intangible assets for the five succeeding years and thereafter as of December 31, 2024 (in thousands):

Year	Amount
2025	$102
2026	102
2027	102
2028	102
2029	39
Thereafter	77
Total	$524

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 13. Equity Method Investment

On August 30, 2022, NextPlat entered into a Securities Purchase Agreement (the “SPA”) between NextPlat and Progressive Care, under which NextPlat, its Executive Chairman and Chief Executive Officer, Charles M. Fernandez, board member, Rodney Barreto, and certain other investors invested an aggregate of $8.3 million into Progressive Care. In connection with the SPA, NextPlat purchased 3,000 newly issued Units of Progressive Care valued at $6 million, with each Unit comprised of one share of Progressive Care’s Series B Convertible Preferred Stock, $0.001 par value, and one Investor Warrant to purchase a share of Progressive Care Series B Convertible Preferred Stock at an exercise price of $2,000  The Investor Warrants may also be exercised, in whole or in part, by means of a cashless exercise.  The Progressive Care Series B Convertible Preferred Stock has a stated value of $2,000 per share and each share has the equivalent voting rights of 500 shares of Progressive Care common stock (after giving effect to the Reverse Stock Split described below).  Each share of Progressive Care Series B Convertible Preferred Stock is convertible at any time at the option of the holder into shares of  Progressive Care common stock determined by dividing the stated value by the conversion price which is $4.00 (after giving effect to the Reverse Stock Split described below). Also, pursuant to the SPA, Messrs. Fernandez and Barreto were nominated for election to Progressive Care’s Board of Directors.

In addition, on August 30, 2022, NextPlat Corp, Messrs. Fernandez and Barreto, and certain other investors (collectively, the “NextPlat Investors”) entered into a Modification Agreement wherein the terms were modified for an existing Secured Convertible Promissory Note (the “Note”) originally held by a third party note holder and sold to the NextPlat Investors.  The NextPlat Investors purchased the Note as part of a Confidential Note Purchase and Release Agreement between the former note holder and the NextPlat Investors.  As of the date of the SPA, the aggregate amount of principal and interest outstanding on the Note was approximately $2.8 million. As part of the Modification Agreement, various terms of the Note were modified, among them, the Conversion Price for the Note was modified to a fixed price of $4.00 per share of common stock (after giving effect to the Reverse Stock Split described below).  In addition, the Note was modified to provide for mandatory conversion upon the later to occur of (a) the completion of the Company’s reverse stock split, and (b) the listing of the Company’s common stock on a national exchange, including the Nasdaq Capital Market, the Nasdaq Global Market, or the New York Stock Exchange.

On September 13, 2022, the Progressive Care Board of Directors appointed Charles M. Fernandez as Chairman of the Board of Directors and Rodney Barreto as the Vice Chairman of the Board of Directors. In connection with these appointments, Alan Jay Weisberg, Progressive Care’s current Chairman and Chief Executive Officer, was appointed to serve as a Vice Chairman. On September 12, 2022, two of Progressive Care’s Directors, Birute Norkute and Oleg Firer, resigned as Directors. On October 7, 2022, the Progressive Care Board of Directors unanimously voted to approve the appointment of Pedro Rodriguez, MD to the Board. Dr. Rodriguez was nominated to the Progressive Care Board by NextPlat.

On November 11, 2022, Mr. Weisberg resigned from his positions as Progressive Care’s Chief Executive Officer and co-Vice-Chairman of the Board of Directors. On the same date, the Board appointed Mr. Fernandez to serve as the new Chief Executive Officer immediately.

On December 29, 2022, Progressive Care filed a Certificate of Amendment to Articles of Incorporation (the “Amendment to Articles”) with the Secretary of State of the State of Delaware. Pursuant to the Amendment to Articles, each 200 shares of Progressive Care’s common stock outstanding were converted into one share of common stock (the “Reverse Stock Split”) and the number of shares of common stock that Progressive Care is authorized to issue was reduced to 100 million (the “Reduction in Authorized Stock”). The Reverse Stock Split and the Reduction in Authorized Stock were approved by the Progressive Care Board of Directors and the shareholders.

On May 5, 2023, NextPlat entered into a Securities Purchase Agreement (the “SPA”) with Progressive Care, pursuant to which the Company purchased 455,000 newly issued units of securities from Progressive Care (the “Units”) at a price per Unit of $2.20 for an aggregate purchase price of $1 million (the “Unit Purchase”). Each Unit consisted of one share of common stock, par value $0.0001 per share, of Progressive Care (“Common Stock”) and one warrant to purchase a share of Common Stock (the “PIPE Warrants”). The PIPE Warrants have a three-year term and are immediately exercisable at $2.20 per share of Common Stock. On May 9, 2023, NextPlat and Progressive Care closed the transactions contemplated in the SPA.

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Simultaneous with the closing of the Unit Purchase on May 9, 2023, Progressive Care entered into a Debt Conversion Agreement (the “DCA”) with NextPlat and the other holders (the “Holders”) of that certain Amended and Restated Secured Convertible Promissory Note, dated as of September 2, 2022, made by Progressive Care in the original face amount of approximately $2.8 million (the “Note”). Pursuant to the DCA, NextPlat and the other Holders agreed to convert the total approximately $2.9 million of outstanding principal and accrued and unpaid interest to Common Stock at a conversion price of $2.20 per share. NextPlat received 570,599 shares issued upon conversion of the Note. In addition, NextPlat received a warrant to purchase one share of Common Stock for each share of Common Stock they received upon conversion of the Note (the “Conversion Warrants”). The Conversion Warrants have a three-year term and are immediately exercisable at $2.20 per share of Common Stock.

At the same time, Progressive Care and NextPlat entered into a First Amendment (the “Amendment”) to that certain Securities Purchase Agreement dated November 16, 2022 (the “Debenture Purchase Agreement”). Under the Debenture Purchase Agreement, Progressive Care agreed to issue, and NextPlat Corp agreed to purchase, from time to time during the three-year term of the Debenture Purchase Agreement, up to an aggregate of $10 million of secured convertible debentures from Progressive Care (the “Debentures”). Pursuant to the Amendment, NextPlat and Progressive Care agreed to amend the Debenture Purchase Agreement and the form of Debenture to have a conversion price of $2.20 per share. At present, no Debentures have been purchased by NextPlat under the Debenture Purchase Agreement.

As a result of the common stock purchase warrant exercises and the entry into the voting agreement as described in Note 4, NextPlat concluded that there was a change in control in Progressive Care. As of July 1, 2023, NextPlat has the right to control more than 50 percent of the voting interests in Progressive Care through the concurrent common stock purchase warrant exercises and voting agreement. Beginning on July 1, 2023, the Company changed the accounting method for its investment in Progressive Care, which prior to July 1, 2023 had been accounted for as an equity method investment, to consolidation under the voting interest model in FASB ASC Topic 805. Therefore, Progressive Care became a consolidated subsidiary of the Company on July 1, 2023.

On April 12, 2024, NextPlat entered into a Merger Agreement and Plan of Reorganization (the “Merger Agreement”) with Progressive Care Inc, and Progressive Care LLC, a Nevada limited liability company and a direct, wholly owned subsidiary of NextPlat (“Merger Sub”). Pursuant to the terms of the Merger Agreement, upon the approval of NextPlat’s and Progressive Care’s shareholders, Progressive Care would merge with and into Merger Sub (the “Merger”), with Merger Sub being the surviving entity of the Merger. The result of which being that Progressive Care would become a wholly-owned subsidiary of NextPlat.

On September 13, 2024, the shareholders of each of NextPlat and Progressive Care approved the Merger Agreement and the transactions contemplated thereby.

On October 1, 2024, at 12:01 Eastern time, the Merger became effective and Progressive Care merged with and into Mergers Sub and thereby became a wholly owned subsidiary of NextPlat. In connection with the Merger, each share of Progressive Care common stock that was issued and outstanding immediately prior to the effective time of the Merger was converted into 1.4865 shares of NextPlat common stock, and each warrant to purchase Progressive Care common stock that was outstanding and unexercised immediately prior to the effective time of the Merger automatically converted into a warrant to purchase shares of NextPlat common stock with each such warrant having and being subject to the same terms and conditions (including vesting and exercisability terms) as were applicable to such Progressive Care warrant immediately before the effective time.

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following summarizes the Company’s consolidated balance sheet description equity method investment as follows as of December 31, 2023 (in thousands):

Carrying Amount
December 31, 2022, beginning balance	$5,261
Investment in Progressive Care Inc. and Subsidiaries	1,506
Gain on equity method investment	11,352
Portion of loss from Progressive Care, Inc. and Subsidiaries	(1,604)
Depreciation expense due to cost basis difference (1)	(49)
Interest earned from convertible note receivable	21
Interest earned from amortization of premium on convertible note receivable	199
Elimination of intercompany interest earned	(7)
Change in accounting method as of July 1, 2023	(16,679)
December 31, 2023, carrying amount	$—

The following summarizes the Company’s consolidated statements of comprehensive loss description Equity in net loss of affiliate for the year ended December 31, 2023 as follows (in thousands):

For the Year Ended December 31, 2023
Portion of loss from Progressive Care, Inc. and Subsidiaries	$(1,604)
Depreciation expense due to cost basis difference (1)	(49)
Interest earned from convertible note receivable	21
Interest earned from amortization of premium on convertible note receivable	199
Elimination of intercompany interest earned	(7)
Equity in net loss of affiliate	$(1,440)

(1) NextPlat records depreciation expense on its estimated cost basis difference which is subject to change.

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 14. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following (in thousands):

	December 31, 2024	December 31, 2023
Accounts payable	$6,596	$12,142
Accrued wages and payroll liabilities	269	200
Accrued other liabilities	269	187
Customer deposits payable	96	76
Accrued PBM fees	—	571
Total	$7,230	$13,176

Note 15. Notes Payable

Notes payable consisted of the following (in thousands):

	December 31, 2024	December 31, 2023
A. Mortgage note payable - commercial bank - collateralized	$1,050	$1,140
B. Note payable - uncollateralized	25	25
C. Notes payable - collateralized	234	255
Insurance premiums financing	103	103
Subtotal	1,412	1,523
Less: current portion of notes payable	(380)	(312)
Long-term portion of notes payable	$1,032	$1,211

(A) Mortgage Note Payable – collateralized

In 2018, Pharmco closed on the purchase of land and building located at 400 Ansin Boulevard, Hallandale Beach, Florida. The purchase price was financed in part through a mortgage note and security agreement entered into with a commercial lender in the amount of $1,530,000. The promissory note is collateralized by the land and building, bears interest at a fixed rate of 4.75% per annum, matures on December 14, 2028 and is subject to a prepayment penalty. Principal and interest will be repaid through 119 regular payments of $11,901 that began in January 2019, with the final payment of all principal and accrued interest not yet paid on December 14, 2028. Note repayment is guaranteed by Progressive Care.

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(B) Note Payable – Uncollateralized

As of December 31, 2024, the uncollateralized note payable represents a non-interest-bearing loan that is due on demand from an investor.

(C) Notes Payable – Collateralized

On July 16, 2020 (the “Issue Date”), GTC, entered into a Coronavirus Interruption Loan Agreement (“Debenture”) by and among the Company and HSBC UK Bank PLC (the “Lender”) for an amount of £250,000, or USD $338,343 at an exchange rate of GBP: USD of 1.3533720. The Debenture bears interest beginning July 16, 2021, at a rate of 4.0% per annum over the Bank of England Base Rate (0.1% as of July 16, 2020), payable monthly on the outstanding principal amount of the Debenture. The Debenture has a term of six years from the date of drawdown, July 15, 2026, the “Maturity Date”. Voluntary prepayments are allowed with five business days’ written notice and the amount of the prepayment is equal to 10% or more of the limit or, if less, the balance of the debenture. The Debenture is secured by all GTC’s assets as well as a guarantee by the UK government. The Debenture includes customary events of default, including, among others: (i) non-payment of amounts due thereunder, (ii) non-compliance with covenants thereunder, (iii) bankruptcy or insolvency (each, an “Event of Default”). Upon the occurrence of an Event of Default, the Debenture becomes payable upon demand. The balance outstanding as of December 31, 2024 on the note payable was approximately $132,000.

In April 2021, Progressive Care entered into a note obligation with a commercial lender, the proceeds from which were used to purchase pharmacy equipment in the amount of approximately $30,000. During September 2021, pharmacy equipment was returned since the installation was cancelled and the note was amended. The amended promissory note payable requires 46 monthly payments of $331, including interest at 6.9%. The balance outstanding as of December 31, 2024 and 2023 on the note payable was approximately $2,000 and $6,000, respectively.

In July 2022, Progressive Care entered into a note obligation with a commercial lender, the proceeds from which were used to purchase pharmacy equipment in the amount of approximately $90,000. The terms of the promissory note payable require 60 monthly payments of $1,859, including interest at 8.78% starting January 2023. The balance outstanding on the note payable was approximately $58,000 and $71,000 as of December 31, 2024 and 2023, respectively.

In September 2022, Progressive Care entered into a note obligation with a commercial lender, the proceeds from which were used to purchase a vehicle in the amount of approximately $25,000. The terms of the promissory note payable require 24 monthly payments of $1,143, including interest at 8.29% starting October 2022. The note was paid in full in September 2024. The balance outstanding on the note payable was approximately $10,000 as of December 31, 2023.

Principal outstanding as of December 31, 2024, is expected to be repayable as follows (in thousands):

Year	Amount
2025	$416
2026	119
2027	124
2028	753
2029	—
Thereafter	—
Total	$1,412

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 16. Equity

Common Stock

We have authorized 50,000,000 shares of $0.0001 par value common stock. As of December 31, 2024 and 2023, 25,963,051 and 18,724,596 shares, respectively, were issued and outstanding. On October 1, 2024, at 12:01 Eastern time, the Merger became effective and Progressive Care, Inc. merged with and into Progressive Care, LLC, a wholly owned subsidiary of NextPlat. In connection with the Merger, each share of Progressive Care common stock that was issued and outstanding immediately prior to the effective time of the Merger was converted into 1.4865 shares of NextPlat common stock.

Listing on the Nasdaq Capital Market

Our common stock and warrants have been trading on the Nasdaq Capital Market under the symbols “NXPL” and “NXPLW,” respectively, since January 21, 2022. Prior to January 21, 2022, our common stock and warrants were traded on the Nasdaq Capital Market under the symbols “OSAT” and “OSATW,” respectively.

April 2023 Private Placement of Common Stock

On April 5, 2023, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with an accredited investor (the “Investor”) for the sale by the Company in a private placement of 3,428,571 shares of the Company’s common stock, $0.0001 par value per share (the “Common Stock”). The offering price of the Common Stock was $1.75 per share, the closing price of the Common Stock on April 4, 2023. On April 11, 2023, the Private Placement closed. Upon the closing of the Private Placement, the Company received gross proceeds of approximately $6.0 million. The Company sold the Common Stock to the Investor in reliance on the exemption from registration afforded by Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act and corresponding provisions of state securities or “blue sky” laws. The Investor represented that it is acquiring the Common Stock for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof. Accordingly, the Common Stock has not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities laws.

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 17. Warrants

Underwriter Warrants

In June 2021, the Company issued 144,000 warrants to Maxim Group LLC, the underwriter (the “Underwriter Warrants”) in connection with the June 2021 Public Offering (“June Offering”). The Underwriter Warrants expire five years from the effective date of the June Offering and are exercisable at a per share price equal to $5.50 per share, or 110% of the public offering price per unit in the June Offering.

As of December 31, 2024 and 2023, there were 144,000 and 144,000 Underwriter Warrants issued and outstanding, respectively.

Placement Agent Warrants

In December 2022, pursuant to the December 2021 Offering, the Company issued warrants to purchase 4,575,429 shares of common stock in an offering, at an exercise price of $1.75 and a term of 3 years.

In addition to, but separate from, the unregistered warrants included in the units sold in the December 2021 Offering, the Company issued 549,051 warrants to purchase shares of Common Stock with an exercise price of $1.75 per share, to its Placement Agent Dawson James Securities Inc. The Placement Agent Warrants are exercisable at any time and from time to time during the three-year period commencing on the six-month anniversary of the closing date.

As of December 31, 2024 and 2023, there were 1,187,035 and 549,051 Placement Agent Warrants issued and outstanding, respectively.

Progressive Care Merger Warrants

On October 1, 2024, as a result of the Progressive Care merger with NextPlat, each warrant to purchase Progressive Care common stock that was outstanding and unexercised immediately prior to the effective time of the Merger automatically converted into a warrant to purchase shares of NextPlat common stock with each such warrant having and being subject to the same terms and conditions (including vesting and exercisability terms) as were applicable to such Progressive Care warrant immediately before the effective time.

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Stock-Based Compensation Warrants

There were no stock-based compensation warrants issued for the year ended December 31, 2024. For the year ended December 31, 2023, the Company granted warrants as stock-based compensations valued at approximately $1.60 per warrant, using a Black-Scholes option pricing model with the following assumptions: stock price of $1.60 per share (based on closing price of the Company’s common stock on the date of grant), volatility of 507%, expected term of three years, and a risk free interest rate of 4.47%. As of December 31, 2024 and 2023, there were 20,000 and 20,000 Stock-Based Compensation Warrants issued and outstanding, respectively.

A summary of the status of the Company’s total outstanding warrants and changes during the year ended December 31, 2024 is as follows:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Balance at January 1, 2023	7,654,572	$2.83	3.15
Granted	20,000	1.65	3.00
Exercised	(105,000)	1.75	—
Balance outstanding and exercisable at December 31, 2023	7,569,572	$2.85	2.15

Balance at January 1, 2024	7,569,572	$2.85	2.15
Granted (1)	1,288,498	2.01	1.93
Exercised	(48,550)	1.75	—
Balance outstanding and exercisable at December 31, 2024	8,809,520	$2.73	1.26

(1) Warrants issued related to the Progressive Care Merger on October 1, 2024.

As of December 31, 2024, and December 31, 2023, there were 8,809,520 and 7,569,572 warrants outstanding, respectively.

As of December 31, 2023, the Company had registered warrants of 2,386,092 of the 7,569,572 warrants issued and outstanding.

As of December 31, 2024, the Company had registered warrants of 2,386,092 of the 8,809,520 warrants issued and outstanding.

The Company determined that the warrants do not meet the definition of liability under FASB ASC Topic 480 and therefore classified the warrants as equity instruments.

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 18. Stock-Based compensation

Stock-based compensation expense is recorded in selling, general and administrative expenses in the Consolidated Statements of Comprehensive Loss. For the years ended December 31, 2024 and 2023, stock-based compensation expense was approximately $1.6 million and $5.4 million, respectively. There were no income tax benefits recognized from stock-based compensation during the years ended December 31, 2024 and 2023 due to cumulative losses and valuation allowances.

Stock Award Plans

The Company maintains stock incentive plans to attract, motivate and retain management, key employees, directors, and consultants. These plans provide for discretionary awards of, among others, stock options, stock awards, stock unit awards, and stock appreciation rights to participants (collectively, share-based awards).

Restricted Stock Awards

The following table summarizes our restricted stock awards activity:

	Number of Units	Weighted Average Grant Date Fair Value
Outstanding as of December 31, 2022	460,000	$4.32
Granted	559,000	1.65
Vested	(794,000)	2.42
Outstanding as of December 31, 2023	225,000	4.33
Vested	(220,000)	5.03
Forfeited	(5,000)	5.37
Outstanding as of December 31, 2024	—	$—

As of December 31, 2023, there was approximately $1.1 million of net unrecognized compensation cost related to unvested stock-based compensation to be recognized over the remaining weighted average period of 1.58 years.

As of December 31, 2024, there was no unrecognized compensation cost related to unvested stock-based compensation to be recognized as there were no outstanding awards.

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Stock Options

Stock options outstanding at December 31, 2024 and 2023, as disclosed in the below table, have approximately $3,000 and $0.2 million of intrinsic value, respectively.

A summary of the status of the Company’s outstanding stock options and changes during the years ended December 31, 2024 and 2023, is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life (Years)
Balance at January 1, 2023	2,119,701	$4.16	$2.25	5.23
Granted	395,000	2.37	2.37	4.06
Cancelled	(266,284)	5.88	—	—
Expired	(3,084)	—	—	—
Balance outstanding at December 31, 2023	2,245,333	$3.63	$2.88	4.26

Options exercisable at December 31, 2023	1,771,997	$3.31	$2.86	4.63

Balance at January 1, 2024	2,245,333	$3.63	$2.88	4.26
Granted (1)	480,088	1.78	1.30	7.60
Cancelled	(250,000)	5.35	—	—
Balance outstanding at December 31, 2024	2,475,421	$3.10	$2.54	4.35

Options exercisable at December 31, 2024	2,453,752	$3.11	$2.55	4.36

(1) Stock options granted as a result of the Progressive Care Merger on October 1, 2024.

On October 1, 2024, at 12:01 Eastern time, the Merger became effective and Progressive Care merged with and into Merger Sub and thereby became a wholly owned subsidiary of NextPlat. In connection with the Merger, each share of Progressive Care common stock that was issued and outstanding immediately prior to the effective time of the Merger was converted into 1.4865 shares of NextPlat common stock, and each warrant to purchase Progressive Care common stock that was outstanding and unexercised immediately prior to the effective time of the Merger automatically converted into a warrant to purchase shares of NextPlat common stock with each such warrant having and being subject to the same terms and conditions (including vesting and exercisability terms) as were applicable to such Progressive Care warrant immediately before the effective time.

For the year ended December 31, 2024, the Company granted 480,088 stock options valued at approximately $1.30 per option, using a Black-Scholes option pricing model with the following assumptions: stock price of $1.30 per share (based on closing price of the Company’s common stock on the date of grant), volatility of 236% - 240%, expected term of 7 to 8 years and a risk free interest rate of 3.61% to 3.64%.

As of December 31, 2024, there was approximately $44,000 of net unrecognized compensation cost related to unvested stock options to be recognized over the remaining weighted average period of 3.27 years.

For the year ended December 31, 2023, the Company granted 395,000 stock options valued at approximately $1.98 - $2.64 per option, using a Black-Scholes option pricing model with the following assumptions: stock price of $1.98 - $2.64 per share (based on closing price of the Company’s common stock on the date of grant), volatility of 502% - 504%, expected term of 2 to 5 years and a risk free interest rate of 3.31% to 3.71%.

As of December 31, 2023, there was approximately $1.4 million of net unrecognized compensation cost related to unvested stock options to be recognized over the remaining weighted average period of 2.88 years.

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 19. Income Taxes

The Company accounts for income taxes under ASC Topic 740: Income Taxes which requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carry forwards. ASC Topic 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

The components of earnings before income taxes for the years ended December 31, 2024 and 2023 were as follows (in thousands):

	Years Ended December 31,
	2024	2023
Net loss after loss in equity method investment and before income taxes:
Domestic	$(23,280)	$(12,672)
Foreign	226	293
	$(23,054)	$(12,379)

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Income tax provision consisted of the following for the years ended December 31, 2024 and 2023 (in thousands):

	Years Ended December 31,
	2024	2023
Income tax provision:
Current
Federal	$—	$(11)
State	—	—
Foreign	71	39
Total current	71	28
Deferred:
Federal	—	—
State	—	—
Foreign	—	—
Total deferred	—	—
Total income tax provision	$71	$28

The Company’s wholly owned subsidiary, GTC, is a United Kingdom (“UK”) Limited Company and files tax returns in the UK. Its estimated tax liability for December 31, 2024 and 2023 is approximately $56,000 and $60,000, respectively.

A reconciliation of the income tax provision (benefit) by applying the statutory United States federal income tax rate to income (loss) before income taxes is as follows (in thousands):

	Years Ended December 31,
	2024	2023
Federal income tax provision at statutory rate	$(1,666)	$(2,655)
Deferred state income taxes, net	(293)	—
Provision true-up adjustments	72	(488)
Foreign taxes at rate different than US Taxes	70	60
Net operating loss deduction	—	(310)
Permanent differences	142	(22)
Other true-ups	4	99
Change in valuation allowance	1,742	3,344
Income tax provision	$71	$28

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Deferred tax assets and liabilities are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. Temporary differences, which give rise to a net deferred tax asset is as follows (in thousands):

	December 31, 2024	December 31, 2023
Deferred tax assets:
Net operating loss carryforward	$9,625	$8,016
Property plant and equipment and intangibles asset	280	327
Equity method investment loss	806	806
Accounts receivable	33	—
Inventory	17	—
Right-of-use assets	171	—
Other tax carry-overs	—	613
Reserves and allowances	—	85
Stock-based compensation	4,177	3,861
Interest limitation	619	—
Total deferred tax assets	15,728	13,708

Deferred tax liabilities:
Book basis of intangible assets in excess of tax basis	150	3,650
Lease liabilities	181	—
Total deferred tax liabilities	331	3,650

Net deferred tax asset before valuation allowance	15,397	10,058
Less: valuation allowance	(15,397)	(10,058)
Net deferred tax asset	$—	$—

Nextplat Corp’s net operating loss carryforward (“NOL carryforward”) increased from approximately $17.8 million at December 31, 2023 to $21.7 million at December 31, 2024. Out of the approximately $21.7 million NOL carryforward, approximately $2.9 million will begin to expire in 2032 and approximately $18.8 million will have an indefinite life. Progressive Care, LLC has an NOL carryforward of approximately $16.4 million. However, the Company has not performed an IRC Section 382 analysis of the Progressive Care NOL carryforward, so it is not known as this time the amount of the NOL carryforward available to offset NextPlat future taxable income. IRC Section 382 imposes a limitation on a company to use historical NOLs and certain other tax attributes in the event of an ownership change.

After consideration of all the evidence, both positive and negative, management has recorded a full valuation allowance at December 31, 2024 and 2023, due to the uncertainty of realizing the deferred income tax assets. The change in the valuation allowance for 2024 was an increase of approximately $5.4 million.

The Company is subject to taxation in the U.S. and various states and foreign jurisdictions. U.S. federal income tax returns for 2021 and after remain open to examination. Generally, foreign income tax returns after 2020 remain open to examination. No income tax returns are currently under examination. As of December 31, 2024 and 2023, the Company does not have any unrecognized tax benefits, and continues to monitor its current and prior tax positions for any changes. The Company recognizes penalties and interest related to unrecognized tax benefits as income tax expense. For the years ended December 31, 2024 and 2023, there were no penalties or interest recorded in income tax expense.

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 20. Leases

The Company has entered into a number of lease arrangements under which the Company is the lessee. These leases are classified as operating leases. In addition, the Company has elected the short-term lease practical expedient in ASC Topic 842 related to real estate leases with terms of one year. The following is a summary of the Company’s lease arrangements.

Finance Lease Agreements

In May 2018, Progressive Care entered into a finance lease obligation to purchase pharmacy equipment with a cost of approximately $115,000. The terms of the lease agreement require monthly payments of approximately $1,700 plus applicable tax over 84 months ending March 2025 including interest at the rate of 6%.

Operating Lease Agreements

On December 2, 2021, Nextplat entered into a 62-month lease for 4,141 square feet of office space in Florida (“Florida lease”), for approximately $186,000 annually. The rent increases 3% annually. The lease commenced upon occupancy on June 13, 2022, and will expire on August 31, 2027. The Florida lease does not require any contingent rental payments, impose any financial restrictions, or contain any residual value guarantees.

For our facilities in Poole, England, we rent office and warehouse space of approximately 2,660 square feet for £30,000 annually or approximately USD $37,100, based on a yearly average exchange rate of 1.24 GBP: USD. The Poole lease was renewed on October 6, 2022, and expired October 31, 2023 and renewed for an additional twelve months.

Outfitter rents office space at 2727 Old Elm Hill Pike, Nashville, Tennessee. The lease was entered into and commenced in April 2024 with an expiration date of April 2026. The lease agreement calls for monthly payments of approximately $4,800.

Progressive Care entered into a lease agreement for its Orlando pharmacy in August 2020. The term of the lease is 66 months with a termination date of February 2026. The lease agreement calls for monthly payments that began in February 2021, of $4,310, with an escalating payment schedule each year thereafter.

Progressive Care leases its North Miami Beach pharmacy location under an operating lease agreement with a lease commencement date in September 2021. The term of the lease is 60 months with a termination date in August 2026. The lease calls for monthly payments of $5,237, with an escalating payment schedule each year thereafter.

Progressive Care also leases its Palm Beach County pharmacy locations under operating lease agreements expiring in February 2025.

During June 2023 Nextplat entered into a 36-months lease to lease twenty-five (25) hours in a Phenom 300 aircraft, for approximately $200,650 annually. The rent increases 3% annually. The lease commenced on June 7, 2023. In June 2024, NextPlat terminated the lease and paid a lease termination fee in the amount of $0.1 million. The remaining carrying value, net of the ROU asset and liability in the amount of $0.1 million, was written off and recorded in asset write-off on the Consolidated Statements of Comprehensive Loss.

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Variable expenses generally represent the Company’s share of the landlord’s operating expenses.

Right-of-use assets for operating leases are periodically reduced by impairment losses. We use the long-lived assets impairment guidance in ASC Subtopic 360-10, Property, Plant, and Equipment – Overall, to determine whether an ROU asset is impaired, and if so, the amount of the impairment loss to recognize.

The Company recorded approximately $0.1 million of impairment loss related to the write-down of a right-of-use asset as a result of taking the leased equipment out of service and not returning to service in the future. This was recorded to the Healthcare Operations reporting segment for the year ended December 31, 2024.

We monitor for events or changes in circumstances that require a reassessment of one of our leases. When a reassessment results in the re-measurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding ROU asset unless doing so would reduce the carrying amount of the ROU asset to an amount less than zero. In that case, the amount of the adjustment that would result in a negative ROU asset balance is recorded in profit or loss.

We recognized lease costs associated with all leases as follows (in thousands):

	Years Ended December 31,
	2024	2023
Operating lease cost:
Fixed rent expense	$603	$427
Variable rent expense	65	111
Finance lease cost:
Amortization of right-of-use assets	20	15
Interest expense	1	1
Total Lease Costs	$689	$554

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Supplemental cash flow information related to leases was as follows (in thousands):

	Years Ended December 31,
	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$427	$464
Financing cash flows from finance leases	24	15
Total cash paid for lease liabilities	$451	$479

Supplemental balance sheet information related to leases was as follows (in thousands):

	December 31, 2024	December 31, 2023
Operating leases:
Operating lease right-of-use assets, net	$812	$1,566

Operating lease liabilities:
Current portion	404	532
Long-term portion	438	929
	$842	$1,461

Weighted average remaining lease term (years)	2.25	2.96
Weighted average discount rate	4.21%	4.65%

Finance leases:
Finance lease right-of-use assets, net	$5	$22

Finance lease liabilities:
Current portion	5	18
Long-term portion	—	5
	$5	$23

Weighted average remaining lease term (years)	0.24	1.25
Weighted average discount rate	6.00%	6.00%

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Future minimum lease payments are as follows (in thousands):

Years Ending December 31,	Finance Lease	Operating Lease	Total Future Lease Commitments
2025	$5	$431	$436
2026	—	314	314
2027	—	137	137
2028	—	—	—
Total lease payments to be paid	5	882	887
Less: future interest expense	—	(40)	(40)
Lease liabilities	5	842	847
Less: current maturities	(5)	(404)	(409)
Long-term portion of lease liabilities	$—	$438	$438

Note 21.  Reportable Segments

The Company has two reportable segments: (i) e-Commerce Operations, which involves acquiring and leasing, primarily an e-commerce platform to collaborate with businesses to optimize their ability to sell their goods online, domestically, and internationally, and enabling customers and partners to optimize their e-commerce presence and revenue, and other related businesses and (ii) Healthcare Operations, which provides TPA, data management, COVID-19 related diagnostics and vaccinations, prescription pharmaceuticals, compounded medications, telepharmacy services, anti-retroviral medications, medication therapy management, the supply of prescription medications to long-term care facilities, medication adherence packaging, contracted pharmacy services for 340B covered entities under the 340B Drug Discount Pricing Program, and health practice risk management. This organizational structure aligns with how the Company’s CODMs manage the business, including resource allocation and performance assessment, and further aligns with the Company’s product categories and the key markets the Company serves.

The CODMs include the Company’s Chief Executive Officer and Chief Financial Officer. Additionally, the e-Commerce Operations reportable segment CODM includes the President of Global Operations and the Healthcare Operations reportable segment CODM includes the Pharmacy Chief Operating Officer.

The CODMs do not review segment assets and segment expenses at a level different than what is reported in the Company’s Consolidated Balance Sheets and Consolidated Statements of Comprehensive Loss. While the Company believes there are synergies between the two business segments, the segments are managed separately because each requires different business strategies. Accounting policies associated with our operating segments are generally the same as those described in Note 1.

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following tables provide information about the Company’s reportable segments (in thousands):

Year Ended December 31, 2024	e-Commerce Operations	Healthcare Operations	Eliminations	Total
e-Commerce revenue	$13,791	$—	$—	$13,791
Pharmacy prescription and other revenue, net of PBM fees	—	41,308	—	41,308
Pharmacy 340B contract revenue	—	10,384	—	10,384
Revenues, net	13,791	51,692	—	65,483

Expenses:
Cost of revenue	10,356	38,898	—	49,254
Selling, general and administrative	4,134	3,726	—	7,860
Salaries, wages and payroll taxes	2,372	9,069	—	11,441
Impairment loss	—	13,653	—	13,653
Professional fees	2,900	1,741	(240)	4,401
Depreciation and amortization	539	1,959	—	2,498
Total expenses	20,301	69,046	(240)	89,107
Operating loss	(6,510)	(17,354)	240	(23,624)
Interest expense	13	68	—	81
Other (income) expense	(647)	(244)	240	(651)
Loss before income taxes	(5,876)	(17,178)	—	(23,054)
Income taxes	(71)	—	—	(71)
Net loss	$(5,947)	$(17,178)	$—	$(23,125)

Year Ended December 31, 2023	e-Commerce Operations	Healthcare Operations	Eliminations	Total
e-Commerce revenue	$10,977	$—	$—	$10,977
Pharmacy prescription and other revenue, net of PBM fees	—	21,412	—	21,412
Pharmacy 340B contract revenue	—	5,367	—	5,367
Revenues, net	10,977	26,779	—	37,756

Expenses:
Cost of revenue	8,122	18,323	—	26,445
Selling, general and administrative	6,633	3,277	—	9,910
Salaries, wages and payroll taxes	2,670	3,973	—	6,643
Impairment loss	—	13,895	—	13,895
Professional fees	1,595	506	(120)	1,981
Depreciation and amortization	647	1,463	—	2,110
Total expenses	19,667	41,437	(120)	60,984
Operating loss	(8,690)	(14,658)	120	(23,228)
Interest expense	25	54	—	79
Other (income) expense	(1,072)	(64)	120	(1,016)
Loss before income taxes	(7,643)	(14,648)	—	(22,291)
Income taxes	(28)	—	—	(28)
Net loss	$(7,671)	$(14,648)	$—	$(22,319)

	e-Commerce Operations	Healthcare Operations	Eliminations	Total
Total assets as of December 31, 2024	$19,044	$17,434	$—	$36,478

Total assets as of December 31, 2023	$40,764	$40,384	$(16,679)	$64,469

Capital expenditures for the year ended December 31, 2024 were approximately $50,000 for e-Commerce Operations and $139,000 for Healthcare Operations.

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 22. Commitments and Contingencies

Litigation

On October 28, 2024, Alan Jay Weisberg, the former Chief Executive Officer and Chairman of Progressive Care Inc. (“RXMD”), filed a putative class action suit on behalf of himself and all other former RXMD stockholders against NextPlat, Charles M. Fernandez, the Chief Executive Officer and a director of NextPlat, and Rodney Barreto, a director of NextPlat. The complaint purports to allege a breach of fiduciary duty by NextPlat and Messrs. Fernandez and Barreto in connection with the merger of RXMD with and into a wholly-owned subsidiary of NextPlat (the “Merger”), which Merger was completed on October 1, 2024 following approval by the stockholders of each of NextPlat and RXMD in stockholder meetings held on September 13, 2024 by NextPlat and RXMD, respectively. Among other things, the complaint asserts that the consideration paid to Mr. Weisberg and the other RXMD stockholders in connection with the Merger was insufficient.  The monetary relief requested in the complaint includes compensatory and rescissory damages in an unspecified dollar amount.  The complaint is pending in the Court of Chancery of the State of Delaware. The caption is Alan Jay Weisberg v. Charles M. Fernandez, Rodney Barreto and Nextplat Corp., and the case number is C.A. No. 20. 24-1097-MTZ.

The Company’s management does not believe that the Weisberg’s claim is meritorious and plans to vigorously defend against the suit.  The Company is in the process of preparing a response to the complaint and has filed a motion to dismiss the complaint.

On October 15, 2024, the Company settled its ongoing lawsuit with Mr. Thomas Seifert, the Company’s former Chief Financial Officer. Under the terms of the settlement, the Company agreed to pay to Mr. Seifert $150,000 and to reimburse him for legal costs in the amount of $600,000. In exchange, the Company and Mr. Seifert each agreed to dismiss the lawsuit with prejudice and to release the other party from all claims.

On June 17, 2024, Progressive Care was notified of a potential claim that a former employee allegedly suffered a loss due to an alleged breach by Progressive Care of an employment contract with the former employee. Management believes, based on discussions with its legal counsel, that Progressive Care has meritorious defenses against the former employee’s claim. Since receipt of the notice of claim, Progressive Care filed a petition for arbitration against the former employee, asserting that it was the employee who breached the employment contract. Progressive Care will prosecute its claims and will defend any counterclaims vigorously as Progressive Care believes it will prevail on the merits. At this time, we cannot reasonably estimate the amount of the loss.

From time to time, the Company may become involved in litigation relating to claims arising out of our operations in the normal course of business. Other than the matter described above, the Company is not currently involved in any pending legal proceeding or litigation, and to the best of our knowledge, no governmental authority is contemplating any proceeding to which the Company is a party or to which any of the Company’s properties is subject, which would reasonably be likely to have a material adverse effect on the Company’s business, financial condition and operating results.

Note 23. Related Party Transactions

As of December 31, 2024, the accounts payable due to related party includes amounts due to David Phipps. Total related party payments due as of December 31, 2024 and December 31, 2023 were $18,000 and $8,000, respectively. Those related party payables are non-interest bearing and due on demand.

The Company uses an American Express account for Orbital Satcom Corp and an American Express account for GTC, both in the name of David Phipps who personally guarantees the balance owed.

During the years ended December 31, 2024 and 2023, the Company employed two individuals related to Mr. Phipps with gross wages totaling approximately $130,000 and $78,000, respectively.

During the years ended December 31, 2024 and 2023, the Company employed two individuals related to Dr. Pamela Roberts, Progressive Care’s Chief Operating Officer, with gross wages totaling approximately $89,000 and $72,000, respectively.

During the years ended December 31, 2024 and 2023, the Company paid an annual salary of $125,000 to Lauren Sturges Fernandez, the spouse of Mr. Fernandez, as Chief of Staff and Special Assistant to the Chairman of the Board.

During the year ended December 31, 2024, the Company’s majority owned subsidiary, Florida Sunshine, paid approximately $28,000 for inventory to a vendor to which Anthony Armas, a Director of the Company, has an ownership interest.

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Progressive Care Inc. Following the consummation of the Company’s investment in Progressive Care Inc. on September 2, 2022, our Chairman and Chief Executive Officer, Charles M. Fernandez, and our board member, Rodney Barreto, were appointed to Progressive Care’s Board of Directors, with Mr. Fernandez appointed to serve as Chairman of Progressive Care’s Board of Directors and Mr. Barreto appointed to serve as a Vice Chairman of Progressive Care’s Board of Directors. On November 11, 2022, the Progressive Care board of directors elected Mr. Fernandez as the Chief Executive Officer of Progressive Care. In addition, on September 2, 2022, NextPlat, Messrs. Fernandez and Barreto and certain other purchasers purchased from Iliad Research and Trading, L.P. (“Iliad”) a Secured Convertible Promissory Note, dated March 6, 2019, made by Progressive Care to Iliad (the “Note”). The accrued and unpaid principal and interest under the note at the time of the purchase was approximately $2.8 million. The aggregate purchase price paid to Iliad for the Note was $2.3 Million of which NextPlat contributed $1.0 million and Messrs. Fernandez and Barreto contributed $400,000 each (the “Note Purchase”). In connection with the Note Purchase, NextPlat, Messrs. Fernandez and Barreto and the other purchasers of the Note entered into a Debt Modification Agreement with Progressive Care. In consideration of the concessions in the Debt Modification Agreement, Progressive Care issued 105,000 shares of its common stock to the purchasers of the Note, of which NextPlat, Charles Fernandez and Rodney Barreto, received 45,653, 18,261, and 18,261 shares, respectively, in each case after giving effect to a 1-for-200 reverse stock split enacted by Progressive Care on December 30, 2022.

On February 1, 2023, the Company entered into a Management Services Agreement with Progressive Care to provide certain management and administrative services to Progressive Care for a $25,000 per month fee. During May 2023 the management fee was reduced to $20,000 per month. During the years ended December 31, 2024 and 2023, the Company received approximately $180,000 and $235,000, respectively from Progressive Care as management fees.

On May 5, 2023, the Company entered into an SPA with Progressive Care Inc., pursuant to which the Company agreed to purchase 455,000 newly issued Units of securities from Progressive Care at a price per Unit of $2.20 for an aggregate purchase price of $1.0 million (the “Unit Purchase”). Each Unit consists of one share of common stock, par value $0.0001 per share, Common Stock and one common stock purchase warrant to purchase a share of Common Stock (the “PIPE Warrants”).

On May 9, 2023, pursuant to the DCA, the Company received 570,599 shares, Charles M. Fernandez received 228,240 shares, and Rodney Barreto received 228,240 shares. To induce the approval of the debt conversion pursuant to the DCA, Messrs. Fernandez and Barreto received Inducement Warrants to purchase 190,000 and 30,000 shares of Common Stock, respectively. In addition, the Company and Messrs. Fernandez and Barreto also received a common stock purchase warrant to purchase one share of Common Stock for each share of Common Stock they received upon conversion of the Note.

On July 1, 2023, the Company, Charles M. Fernandez, and Rodney Barreto exercised common stock purchase warrants and were issued common stock shares by Progressive Care (the “RXMD Warrants”). The Company exercised common stock purchase warrants on a cashless basis and was issued 402,269 common stock shares. The Company also exercised common stock purchase warrants on a cash basis and paid consideration in the amount of $506,000 and was issued 230,000 common stock shares. Mr. Fernandez exercised common stock purchase warrants on a cashless basis and was issued 211,470 common stock shares. Mr. Barreto exercised common stock purchase warrants on a cashless basis and was issued 130,571 common stock shares. After the exercise of the RXMD Warrants, NextPlat and Messrs. Fernandez and Barreto collectively owned approximately 53% of Progressive Care’s voting common stock.

Also, on July 1, 2023, NextPlat and Messrs. Fernandez and Barreto, entered into a voting agreement whereby at any annual or special shareholders meeting of Progressive Care’s stockholders, and whenever the holders of Progressive Care’s common stock act by written consent, Messrs. Fernandez and Barreto agreed to vote all of the shares of Progressive Care common stock (including any new shares acquired after the date of the voting agreement or acquired through the conversion of securities convertible into Progressive Care common stock) that they own, directly or indirectly, in the same manner that NextPlat votes its shares of Progressive Care common stock. The voting agreement is irrevocable and perpetual in term.

On October 1, 2024, at 12:01 Eastern time, the Merger became effective and Progressive Care merged with and into Mergers Sub and thereby became a wholly owned subsidiary of NextPlat.

Next Borough Capital Fund, LP. On July 7, 2023, the Company entered into an unsecured promissory note agreement with Next Borough Capital Management, LLC (“the Borrower”), whereby the Company loaned $250,000 to the Borrower. The note bears interest at an annual rate of 7%. The outstanding principal balance of the note plus all accrued unpaid interest was due and payable on July 7, 2024, the Maturity Date. The Maturity Date was extended until November 8, 2024, which the note was paid in full at the net realizable value of approximately $206,000, net of an allowance of approximately $63,000. Each of the Company, Charles M. Fernandez, Robert D. Keyser, Jr., eAperion Partners, LLC and a revocable trust of Rodney Barreto are members of the Borrower. The note was recorded in Notes Receivable Due From Related Party on the Balance Sheets.

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 24. Concentrations

e-Commerce Operations concentrations:

Customers:

Amazon accounted for 32.8% and 51.6% of the Company’s revenues during the years ended December 31, 2024 and 2023, respectively. No other customer accounted for 10% or more of the Company’s revenues for either period.

Suppliers:

The following table sets forth information as to each supplier that accounted for 10% or more of the Company’s purchases for the years ended December 31, 2024 and 2023 (in thousands):

	For the Years Ended December 31,
	2024		2023
	Amount	% of Total Purchases	Amount	% of Total Purchases
Iridium Satellite	$1,602	16.8%	$913	10.9%
Garmin	$1,242	13.0%	$1,921	22.4%
Globalstar Europe	$975	10.2%	$958	11.2%

Geographic:

The following table sets forth revenue as to each geographic location, for the years ended December 31, 2024 and 2023 (in thousands):

	Years Ended December 31,
	2024		2023
	Amount	% of Total	Amount	% of Total
Europe	$6,812	49.4%	$6,687	60.9%
North America	4,529	32.8%	2,575	23.4%
Asia and Pacific	1,720	12.5%	1,510	13.8%
Africa	683	5.0%	143	1.3%
South America	47	0.3%	62	0.6%
	$13,791	100.0%	$10,977	100.0%

NEXTPLAT CORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Healthcare Operations concentrations:

Suppliers:

Progressive Care had significant concentrations with one vendor. The purchases from this significant vendor were approximately 98.0% of total vendor purchases for the year ended December 31, 2024.

Customers:

Progressive Care’s trade receivables are primarily from prescription medications billed to various insurance providers. Ultimately, the insured is responsible for payment should the insurance company not reimburse Progressive Care.

Progressive Care generated reimbursements from three significant PBMs for the year ended December 31, 2024:

Year Ended December 31, 2024
A	29%
B	23%
C	20%